PARKER HANNIFIN ANNUAL REPORT 2023



ENGINEERING **YOUR** SUCCESS.

TOP QUARTILE PERFORMANCE

- Top quartile safety driven by engaged team members
- Continue performance acceleration from The Win Strategy™ 3.0
- Proven track record of performance through cycles

PORTFOLIO TRANSFORMATION

- Integration of Meggitt ahead of schedule
- ~30% exposure to Aerospace & Defense markets
- Longer cycle & more resilient revenue mix

A PROMISING FUTURE

- Well positioned to capitalize on the growth from secular trends
- Committed to FY27 financial targets
- Continue to be great generators and deployers of cash

LETTER TO SHAREHOLDERS



Thomas L. Williams, Executive Chairman
Lee C. Banks, Vice Chairman and President
Jennifer A. Parmentier, Chief Executive Officer

Fiscal 2023 was a year that encapsulated Parker's ability to drive shareholder value. We achieved record performance through the execution of The Win Strategy™, our business system; we acquired and are integrating another great company to strengthen our portfolio; and we advanced our position to address emerging secular trends that are expected to drive organic growth for many years. Sustaining this level of momentum also takes highly engaged team members who are always ready to make improvements to our business and fulfill our purpose: Enabling Engineering Breakthroughs that Lead to a Better Tomorrow.

This formula has fueled a transformation of our company that has led to consistent performance across cycles and landed us another outstanding year.

The year also marked a transition at the top of the organization as Jenny Parmentier became Parker's new Chief Executive Officer and Andy Ross succeeded Jenny as Chief Operating Officer, while Lee Banks continued as Vice Chairman and President. As part of this change, we celebrate the career of our former CEO Tom Williams, who continues as Executive Chairman and will retire on December 31, 2023. On behalf of the entire leadership team and all our team members we thank Tom for his many outstanding years of service to the company and to our shareholders.

Above all, this change signals continuity of leadership with a shared belief in the power of what has enabled Parker's past success and promises growth well into the future - continued execution of The Win Strategy.

PARKER: A COMPANY TRANSFORMED

Amid substantial change in our portfolio and ongoing macroeconomic challenges such as inflation, supply chain backlogs, labor shortages and geopolitical instability, our team members delivered the best year in Parker's history.

- For safety, we reduced our recordable incident rate 20% in fiscal year 2023, and 45% over the past five years. We aspire to be the safest industrial company in the world by pursuing a goal to achieve zero incidents by 2030.

- Net sales were a record $19.1 billion, up 20% from $15.9 billion in fiscal year 2022. The acquisition of Meggitt PLC contributed to the improvement in sales while organic growth increased 11%.

- Total segment operating margin was 19.1% as reported, or a record 22.9% adjusted, a 60-basis point improvement from the prior year.

- EBITDA margin was 21.4% as reported, and 23.6% on an adjusted basis, a 100-basis point improvement year-over-year.

- Net income reached $2.1 billion, and adjusted net income was a record at $2.8 billion, a 15% increase compared with the prior year.

- Earnings per share were $16.04 as reported. Adjusted earnings per share increased 15% to a record $21.55.

- Cash flow from operating activities increased 22% to a record $3.0 billion, or 15.6% of sales.

- We used our strong cash flow to reduce our debt by $1.4 billion since the close of the Meggitt acquisition and have now reduced debt associated with the acquisition by approximately 35% since we announced the transaction in August 2021.

With many compelling drivers of future financial performance on the horizon, fiscal year 2023 reinforces our confidence in achieving our fiscal year 2027 financial targets as we pursue top quartile financial performance among our peer group. Parker has a very promising future ahead.

GROWTH DRIVERS TO IGNITE PERFORMANCE

Parker is a company built to perform. Our financial results over the past seven years demonstrate our remarkable improvement and transformation.



ADJUSTED EPS[1]

~40% Growth

$30.00

$21.55

FY23   FY27F



ADJUSTED SEGMENT OPERATING MARGIN[1]

+210 bps

25%

22.9%

FY23   FY27F

[1] Adjusted numbers include certain non-GAAP financial measures.



The Win Strategy 3.0 will only help accelerate our progress. It is the business system that allows our 60,000-plus people to align around common goals as one global team, which we refine through periodic, thoughtful iteration. Just as Parker transforms itself over time to best serve our customers and stakeholders, The Win Strategy evolves in parallel. While it has driven much of our improvement so far, it points the way for much greater opportunity ahead.

The progress we have made around safety, for example, has been remarkable. By employing similar principles, training, tools and resources of our safety program, we can also improve other critical areas of our business such as quality, delivery, supply chain and productivity. Doing so will help further drive margin expansion and increased organic growth as we improve our customer experience. To drive returns from our investments in innovation and engineering, we continue to increase our Product Vitality Index which measures the health of our new product pipeline, and deploy Simple by Design™ principles to reduce cost and complexity across our operations.

Beyond these self-help measures, our portfolio has changed substantially, providing Parker with more exposure to long-cycle and aftermarket revenue streams that build resiliency and better position us with emerging secular growth

EXPANDING LONGER CYCLE & SECULAR TREND EXPOSURE

LONGER CYCLE
INDUSTRIAL AFTERMARKET
SHORTER CYCLE

FY15

LONGER CYCLE + SECULAR TRENDS
INDUSTRIAL AFTERMARKET
SHORTER CYCLE

FY23 UPDATE

INDUSTRIAL AFTERMARKET
LONGER CYCLE + SECULAR TRENDS
SHORTER CYCLE

FY27 ILLUSTRATION

trends. By fiscal year 2027, we anticipate that Parker's portfolio could be 85% long-cycle or aftermarket exposure creating greater balance and stability in our business.

This transformation is most evident in our acquisition of Meggitt which almost doubled our aerospace and defense sales. In fiscal year 2023, when industrial growth was modest, our aerospace business benefited from the continuing post-pandemic rebound in the aerospace market and grew 11% organically. This growth trend in aerospace and defense markets is expected to continue driving demand into 2024 and beyond.

Our integration of Meggitt is accretive to organic sales growth, margins and earnings per share and holds the promise of added synergies. The integration is ahead of schedule as we target a total of $300 million in synergies from the Meggitt acquisition by fiscal year 2026. While our immediate focus is to strengthen our balance sheet through debt reduction, we fully intend to continue investing in portfolio-transforming acquisitions, afforded by our consistent cash generation and ability to integrate efficiently to realize synergies.

CAPEX INVESTMENT WAVE

We are seeing large-scale capital expenditures from businesses and governments around the world to upgrade and automate factories with advanced manufacturing equipment and modernize vast infrastructure systems to support a future powered by clean energy. Contributing to this increase in investment is an emerging trend of reshoring related to supply chain disruptions. These developments have the potential to be a reliable organic





growth driver for Parker in the form of increased demand for construction, transportation, energy and factory automation equipment. The combined global investment in these projects is estimated to be in the trillions of dollars in the decade ahead.

SECULAR GROWTH MEGATRENDS

In addition to the growth we see in the aerospace and defense markets and in capital expenditures for infrastructure, several other key trends hold great promise for Parker's growth profile. Many are tied to the advancement of clean technologies in support of carbon reduction targets. Today, we estimate that two-thirds of Parker's highly integrated portfolio are solutions that enable clean technologies.

Regardless of the direction or speed in which our markets transition to a cleaner future, Parker can provide the technologies our customers need such as more efficient carbon-based energy or the landmark shift underway in how energy is generated, stored and delivered around the world. Through our cross-industry partnerships with OEM customers, energy providers and governments, Parker is at the center of advancing clean energy and we see tremendous growth opportunity as industries transition to clean power.

From heavy-duty trucks and mobile equipment to cars and SUVs, each year more consumers and OEMs are moving to electric power for vehicles where Parker's bill-of-material often increases 1.5-2x compared with vehicles using a combustion engine. Parker continues to closely partner with our OEM customers on their technology shift to electrification.

Our technologies are also critical to the advancement of hydrogen, wind, solar and other clean energy sources; the manufacturing of semiconductors that remain in extremely high demand; 5G towers and large-scale data centers; and the cleaner and faster extraction of lithium for batteries.

We are excited by the opportunities we see to sustain Parker's positive trajectory and help improve the quality of life for generations to come.

GUIDED BY PURPOSE

From the investments we have made over the years in transforming our technology portfolio and streamlining our operations, Parker is now in the advantageous position to support key industries being reshaped by secular growth trends and rapid technology advancement.

We closed the year with record performance, powerful momentum and great confidence in achieving our fiscal year 2027 financial targets, which would place Parker

among the best performing industrial companies in the world.

Thank you to all our team members for leading with purpose every day, and to our shareholders for your confidence as we have transformed our company. We are honored to be on this journey with you as we look ahead to Parker's promising future.

Sincerely,

Jennifer A. Parmentier
Chief Executive Officer

Thomas L. Williams
Executive Chairman

Lee C. Banks
Vice Chairman and President

September 2023

Enabling Engineering Breakthroughs that Lead to a Better Tomorrow

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended June 30, 2023


OR


☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from   to


Commission File No. 1-4982

PARKER-HANNIFIN CORPORATION

(Exact name of registrant as specified in its charter)


Ohio	**34-0451060**
(State or other jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
6035 Parkland Boulevard, Cleveland, Ohio	**44124-4141**
(Address of Principal Executive Offices)	**(Zip Code)**


Registrant's telephone number, including area code (216) 896-3000

Securities registered pursuant to Section 12(b) of the Act:


Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, $.50 par value	PH	New York Stock Exchange


Securities registered pursuant to Section 12(g) of the Act: None


Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

     Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the outstanding common stock held by non-affiliates of the Registrant as of December 31, 2022: $37,131,474,472.

The number of Common Shares outstanding on July 31, 2023 was 128,431,401.

DOCUMENTS INCORPORATED BY REFERENCE

 Portions of the Definitive Proxy Statement for the Company's 2023 Annual Meeting of Shareholders, to be held on October 25, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PARKER-HANNIFIN CORPORATION

FORM 10-K

Fiscal Year Ended June 30, 2023

PART I

ITEM 1. Business. Parker-Hannifin Corporation is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets. The Company was incorporated in Ohio in 1938. Our principal executive offices are located at 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, telephone (216) 896-3000. As used in this Annual Report on Form 10-K, unless the context otherwise requires, the terms "Company", "Parker", "we" or "us" refer to Parker-Hannifin Corporation and its subsidiaries, and the term "year" and references to specific years refer to the applicable fiscal year.

Our investor relations website address is www.phstock.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after filing or furnishing those reports electronically with the Securities and Exchange Commission. The information contained on or accessible through our website is not part of this Annual Report on Form 10-K.

The Board of Directors has adopted a written charter for each of its committees. These charters, as well as our Global Code of Business Conduct, Corporate Governance Guidelines and Independence Standards for Directors, are posted and available on our investor relations website under the Corporate Governance page. Shareholders may request copies of these corporate governance documents, free of charge, by writing to Parker-Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, Attention: Secretary, or by calling (216) 896-3000.

Our manufacturing, service, sales, distribution and administrative facilities are located in 39 states within the United States and in 43 other countries. We sell our products as original and replacement equipment through sales and distribution centers worldwide. We market our products through direct-sales employees, independent distributors, and sales representatives. We supply products to approximately 548,000 customers in virtually every significant manufacturing, transportation and processing industry.

We have two reporting segments: Diversified Industrial and Aerospace Systems. During 2023, our technologies and systems were used in the products of these two reporting segments. For 2023, the Company's net sales were $19.1 billion. Diversified Industrial Segment products accounted for 77 percent and Aerospace Systems Segment products accounted for 23 percent of those net sales.

Markets

Our technologies and systems are used across industries and in various applications. The approximately 548,000 customers who purchase Parker products are found in almost every significant manufacturing, transportation and processing industry. No single customer accounted for more than four percent of our total net sales for the year ended June 30, 2023.

Diversified Industrial Segment. Our Diversified Industrial Segment sells products to both original equipment manufacturers ("OEMs") and distributors who serve the replacement markets in manufacturing, packaging, processing, transportation, mobile construction, refrigeration and air conditioning, agricultural and military machinery and equipment industries. The major markets served by our Diversified Industrial Segment are listed below by group:

Engineered Materials Group:
- Aerospace
- Agriculture
- Chemical processing
- Construction
- Defense
- Information technology
- Life sciences
- Microelectronics
- Oil & gas
- Power generation
- Renewable energy
- Telecommunications
- Transportation
- Truck & bus

Filtration Group:
- Aerospace & defense
- Agriculture
- Clean & Renewable Energy
- Construction
- Food & beverage
- Heating, ventilation & air conditioning (HVAC)
- Industrial plant & equipment
- Life sciences
- Marine
- Mining
- Oil & gas
- Power generation
- Medium & Heavy Duty Truck
- Water purification

Fluid Connectors Group:
- Aerial lift
- Agriculture
- Clean & Renewable Energy
- Construction
- Food & beverage
- Forestry
- Heating, ventilation, air conditioning & refrigeration (HVACR)
- Industrial machinery
- Life sciences
- Material handling
- Microelectronics
- Military
- Mining
- Oil & Gas, Chemical, Petrochemical
- Refining
- Renewable energy
- Transportation

Motion Systems Group:

Mobile:
- Agriculture
- Construction
- Marine
- Material handling
- Military
- Transportation
- Truck & bus
- Turf

Industrial:
- Distribution
- General machinery
- Machine Tool
- Metal Forming
- Mining
- Oil & gas
- Power generation
- Semiconductor

Aerospace Systems Segment. Our Aerospace Systems Segment sells products primarily in the commercial and military aerospace markets to both OEMs and to end users for spares, maintenance, repair and overhaul. The major markets for products of the Aerospace Systems Segment are listed below:

- Aftermarket services
- Business and general aviation
- Commercial transport aircraft
- Engines

- Helicopters
- Military aircraft
- Regional transport aircraft

Principal Products and Methods of Distribution

We offer hundreds of thousands of individual part numbers, and no single product contributed more than one percent to our total net sales for the year ended June 30, 2023. Listed below are some of our principal products.

Diversified Industrial Segment. Our Diversified Industrial Segment products consist of a broad range of motion-control and fluid systems and components, which are described below by group:

Engineered Materials Group: sealing, shielding, thermal products and systems, adhesives, coatings and noise vibration and harshness solutions, including:

- Active vibration control systems
- Bearings & dampers
- Coatings
- Composites
- Dynamic seals
- Elastomeric mounts & isolators
- Elastomeric o-rings
- Electromagnetic interference shielding
- Extrusion & fabricated seals
- Fabric reinforced seals
- Fuel cell sealing systems

- High-temperature metal seals
- Homogeneous & inserted elastomeric shapes
- Medical products fabrication & assembly
- Metal & plastic composite bonded seals
- Precision-cut seals
- Rubber-to-substrate adhesives
- Specialty chemicals
- Structural adhesives
- Thermal management
- Wireless sensing systems

Filtration Group: filters, systems and diagnostics solutions to ensure purity in critical process chemicals and to remove contaminants from fuel, air, oil, water and other liquids and gases, including:

- Aerospace filters & systems
- Air pollution control & dust collection systems & filters
- Compressed air & gas treatment solutions
- Engine fuel, oil, air & closed crankcase ventilation filtration systems
- Filtration & purification systems
- Fluid condition monitoring systems
- Gas turbine air inlet filters
- Heating, ventilation & air conditioning filters
- Hydrogen and alternative energy filters

- Hydraulic & lubrication filters & systems
- Industrial & analytical gas generators
- Membrane, fiber, & sintered metal filters
- Natural gas filters
- Process liquid, air & gas filters
- Sterile air filters
- Thermal Management
- Water purification filters & systems

Fluid Connectors Group: high quality fluid conveyance and flow control solutions that are critical to a wide range of applications involving fluid and gas handling, process control, and climate controls:

- Analytical instruments
- Ball & check valves
- Compressed natural gas dispensers
- Cryogenic valves
- Diagnostic and sensors
- Diesel exhaust treatment systems
- Elastomeric, thermoplastic, and industrial hose & couplings
- Electronic valves
- Filter driers
- Fluid system & control fittings, meters valves, regulators, & manifold valves
- Fluoropolymer chemical delivery fittings, valves, & pumps

- High pressure fittings, valves, & regulators
- High purity gas delivery fittings, valves, & regulators
- HVACR controls & monitoring
- Low pressure fittings & adapters
- Miniature valves and pumps
- Natural gas on-board fuel systems
- PTFE hose & tubing
- Pressure regulating valves
- Quick couplings
- Solenoid Valves
- Tube fittings & adapters
- Tubing & plastic fittings

Motion Systems Group: hydraulic, pneumatic, and electromechanical components and systems for builders and users of mobile and industrial machinery and equipment, including:

Hydraulic Actuation:

- Accumulators
- Coolers
- Cylinders
- Electrohydraulic actuators
- Helical actuators
- Rotary actuators

Hydraulic Pumps & Motors:

- Drive controlled pumps
- Electrohydraulic pumps ("ePumps")
- Fan drives
- Gerotor pumps & motors
- Integrated hydrostatic transmissions
- Piston pumps & motors
- Power take-offs ("PTO")
- Screw pumps
- Vane pumps & motors

Hydraulic and Electro Hydraulic Systems:

- Cartridge valves
- Industrial Hydraulic valves
- Mobile Hydraulic valves
- ePTO's

Pneumatics:

- Air preparation (FRL) & dryers
- Grippers
- IO link controllers
- Pneumatic cylinders
- Pneumatic valves

Electronics:

- Clusters
- Controllers & human machine interfaces ("HMI")
- Drives (AC/DC Servo)
- Electric actuators & positioners
- Electric motors & gearheads
- Electronic displays & HMI
- IoT
- Joysticks
- Sensors
- Software

Diversified Industrial Segment products include standard products, as well as custom products which are engineered and produced to OEM specifications for application to particular end products. Standard and custom products are also used in the replacement of original products. We market our Diversified Industrial Segment products primarily through field sales employees and independent distributors located throughout the world.

During 2023, the Company consolidated the Instrumentation Group with the Fluid Connectors Group. The consolidated group continues to service the major markets and offers the principal products provided by the former Instrumentation Group and Former Fluid Connectors Group. The combined group is designed to leverage the strength of Parker's fluid and gas handling, process control and climate control technologies into a single organization that can better address the emerging needs of customers across common end markets and applications. The realignment is expected to bring added growth opportunities and is a further step towards organizational simplification and alignment.

Aerospace Systems Segment. Our Aerospace Systems Segment products are used in commercial and military airframe and engine programs and include:

- Actuation systems & components
- Avionics
- Electric power components
- Engine build-up ducting
- Engine exhaust nozzles & assemblies
- Engine systems & components
- Fire detection and suppression systems and components
- Fluid conveyance systems & components

- Fluid metering, delivery & atomization devices
- Fuel systems & components
- Fuel tank inerting systems
- Hydraulic systems & components
- Lubrication components
- Pneumatic control components
- Sensors
- Thermal management
- Wheels, brakes and brake control systems

We market our Aerospace Systems Segment products through our regional sales organizations, which sell directly to OEMs and end users throughout the world.

Competition

Parker operates in highly competitive markets and industries. We offer our products over numerous, varied markets through our divisions operating in 44 countries. Our global scope means that we have hundreds of competitors across our various markets and product offerings. Our competitors include U.S. and non-U.S. companies. These competitors and the degree of competition vary widely by product lines, end markets, geographic scope and/or geographic locations. Although each of our segments has numerous competitors, given our market and product breadth, no single competitor competes with the Company with respect to all the products we manufacture and sell.

In the Diversified Industrial Segment, Parker competes on the basis of product quality and innovation, customer experience, manufacturing and distribution capability, and price competitiveness. We believe that we are one of the market leaders in most of the major markets for our most significant Diversified Industrial Segment products. We have comprehensive motion and control packages for the broadest systems capabilities. While our primary global competitors include Bosch Rexroth AG, Danaher Corporation, Danfoss A/S, Donaldson Company, Inc., Emerson Climate Technologies, Inc., Emerson/ ASCO, Festo AG & Co., Freudenberg-NOK, Gates Corporation, IMI/Norgren, SMC Corporation, Swagelok Company, and Trelleborg AB, none of these businesses compete with every group or product in our Diversified Industrial Segment.

In the Aerospace Systems Segment, we have developed relationships with key customers based on our advanced technological and engineering capabilities, performance in quality, delivery, service, and price competitiveness. This has enabled us to obtain significant original equipment business on new aircraft programs for our systems and components, as well as the follow-on repair and replacement business for these programs. Further, the Aerospace Systems Segment utilizes design and manufacturing techniques as well as best cost region and supply chain management strategies to reduce cost. Although we believe that we are one of the market leaders in most of the major markets for our most significant Aerospace Systems Segment products, primary global competitors for these products include Eaton Corporation plc, Honeywell International, Inc., Moog Inc., Triumph Group, Inc., Senior plc, Crane Co., Raytheon Collins Aerospace, Woodward, Inc. and Safran S.A.

We believe that our platform utilizing eight core technologies, which consist of electromechanical, filtration, fluid handling, hydraulics, pneumatics, process control, refrigeration, and sealing and shielding, is a positive factor in our ability to compete effectively with both large and small competitors. For both of our segments, we believe that the following factors also contribute to our ability to compete effectively:

- decentralized business model;
- technology breadth and interconnectivity;
- engineered products with intellectual property;
- long product life cycles;
- balanced OEM vs. aftermarket;
- low capital investment requirements; and
- great generators and deployers of cash over the cycle.

Patents, Trademarks, Trade Names, Copyrights, Trade Secrets, Licenses

We own a number of patents, trademarks, trade names, copyrights, trade secrets and licenses related to our products. We also have exclusive and non-exclusive rights to use patents, trademarks, trade names, copyrights and trade secrets owned by others. In addition, patent and trademark applications are pending, although there can be no assurance that further patents and trademarks will be issued. We do not depend on any single patent, trademark, copyright, trade secret or license or group of patents, trademarks, copyrights, trade secrets or licenses to any material extent.

Backlog and Seasonal Nature of Business

Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale. Our backlog by business segment for the past two years is included in Part II, Item 7 of this Annual Report on Form 10-K and is incorporated herein by reference. Our backlog was $11.0 billion at June 30, 2023 and $7.9 billion at June 30, 2022. Approximately 79 percent of our backlog at June 30, 2023 is scheduled for delivery in the succeeding twelve months. Because of the breadth and global scope of our business, our overall business is generally not seasonal in nature.

Environmental Regulation

Certain of our operations require the use and handling of hazardous materials and, as a result, the Company is subject to United States federal, state, and local laws and regulations as well as non-U.S. laws and regulations designed to protect the environment and regulate the discharge of materials into the environment. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damage and personal injury resulting from past and current spills, disposals or other releases of, or exposures to, hazardous materials. Among other environmental laws, we are subject to the United States federal "Superfund" law, under which we have been designated as a "potentially responsible party" and may be liable for cleanup costs associated with various waste sites, some of which are on the United States Environmental Protection Agency's Superfund priority list.

As of June 30, 2023, Parker was involved in environmental remediation and litigation at various U.S. and non-U.S. manufacturing facilities presently or formerly operated by us and as a "potentially responsible party," along with other companies, at off-site waste disposal facilities and regional sites.

We believe that our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and the consequent financial liability to the Company. Compliance with environmental laws and regulations requires continuing management efforts and expenditures by the Company. Compliance with environmental laws and regulations has not had in the past, and, we believe, will not have in the future, a material adverse effect on our capital expenditures, earnings, or competitive position.

Our reserve for environmental matters is discussed in Note 17 to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

Government Regulation

In addition to the environmental regulations discussed above, we are subject to various federal, state, local, and foreign government regulations relating to the development, manufacture, marketing, sale and distribution of our products and services in the countries where we conduct business. Compliance with these laws and regulations often requires the dedication of time and effort of our team members, as well as financial resources. Additional information about the impact of government regulations on our business is included in "Item 1A. Risk Factors."

Energy Matters and Sources and Availability of Raw Materials

Our primary energy source for both of our business segments is electric power. While we cannot predict future costs of electric power, the primary source for production of the required electric power is expected to be coal and natural gas from coal and natural gas reserves available to electric utilities. We are subject to governmental regulations in regard to energy supplies in the United States and elsewhere. To date, we have not experienced any significant disruptions of our operations due to energy curtailments.

We primarily use steel, brass, copper, aluminum, nickel, rubber and thermoplastic materials and chemicals as the principal raw materials in our products. We expect these materials to be available from numerous sources in quantities sufficient to meet our requirements.

Acquisitions

The Company completed the acquisition (the "Acquisition") of Meggitt plc ("Meggitt") in 2023. The Acquisition is discussed in Note 3 to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Human Capital Management

At Parker, we align employment levels with the global needs of our business and our customers. As of June 30, 2023, we employed approximately 62,730 persons that we refer to as "team members," of whom approximately 30,940 were employed by foreign subsidiaries.

Our talented and passionate team members are the foundation of Parker's enduring growth, bringing new ideas and perspectives to enhance our safety performance, improve productivity and inspire a diverse and inclusive culture. We see a clear path to a brighter future, and it begins with providing our people the resources that enable them to find personal and professional satisfaction in their work, responsibly move our company forward and strengthen our communities, fulfilling our purpose of *Enabling Engineering Breakthroughs that Lead to a Better Tomorrow*.

The Win Strategy™ 3.0, Purpose and Values

The Win Strategy 3.0 is Parker's business system that defines the goals and initiatives that drive growth, transformation and success. It works with our purpose, which is a foundational element of The Win Strategy, to engage team members and create responsible and sustainable growth.

The Win Strategy has four overarching goals: Engaged People, Customer Experience, Profitable Growth and Financial Performance, supported by our shared values of a Winning Culture, Passionate People, Valued Customers and Engaged Leadership. Our shared values shape our culture and our interactions with stakeholders and the communities in which we operate and live.

Safety

The safety and well-being of Parker team members is our highest priority. Our safety goal is simple: to achieve an incident-free workplace. Over the last five years, we have reduced our Recordable Incident Rate by 45% and our Lost Time Incident Rate by 33% from fiscal year 2019 through fiscal year 2023. In fiscal year 2023, the recordable incident rate per 100 team members was 0.31, compared to a recordable incident rate of 0.39 in fiscal year 2022. Our Lost Time Incident Rate in fiscal year 2023 was 0.12, compared to 0.15 per 100 team members in fiscal year 2022 (rates exclude Meggitt acquisition).

Building on the great progress we have made, in 2021 we established long-term safety goals. We intend to reach our goal of zero recordable incidents by 2030 through our continued focus on team member engagement and accountability, coupled with a strong framework of systems and procedures.

To help support this goal we adopted eight standards aimed at preventing serious safety incidents or an environmental impact. We also developed a new field safety program that provides guidance for team members working outside our facilities to help them identify or anticipate safety risks. Further, for leading indicator corrective action we leverage a globally deployed Gensuite® operating platform in which proactive corrective action is managed and monitored and data analytics are employed to look for trends that can be proactively addressed to eliminate potential injury risk.

We engage team members in improving safety performance through High Performance Teams ("HPTs"). All Parker manufacturing locations have an active, chartered Safety HPT and every value stream has a representative who is responsible for safety within their area of the business. This ownership culture at the manufacturing level is an integral component of our safety program.

Engaged People

Engagement directly influences business performance. We strongly believe in empowering our team members to think as owners and take action to improve their areas of the business. Engagement is deeply ingrained in our culture, and as an overarching goal of The Win Strategy it is key to achieving top quartile financial performance.

Parker activates engagement through our HPTs, which apply the expertise and perspective of team members who are closest to the product and customer to drive improvement throughout the company. Approximately 93% of our people participate in these teams, and more than 7,116 HPTs have already been established worldwide. We closely track our progress toward support of a high performing work environment through our Global Engagement Survey. Our last completed survey, in fiscal year 2022, achieved a 91% response rate with an overall engagement score of 73%, a score which exceeded our key benchmarking data by 2%.

Talent Development

We have a well-defined talent development program managed through our Talent Central system, which connects all business units globally on a common platform and provides team members with visibility to skill development, career planning and learning opportunities. This shared platform is the catalyst for talent management at Parker.

Our review process enables us to assess talent globally, from early-in-career roles through senior leaders. This review facilitates the identification of key talent and allows us to build meaningful development plans and align career growth opportunities. The talent process is also supported by our Integrated Career System program which illustrates career paths for various roles and the steps to advance through the organization.

Supplementing the talent development process are Parker's learning offerings, which help team members expand their professional skills and take ownership of their learning and development. Examples of center-led programs are our annual ethics and compliance training and cyber security training that all team members are required to complete, in addition to programs for developing supervisory and leadership skills. Functional-specific programs include HPT training, lean bootcamps and kaizen event orientations. Local and regional training includes site safety, equipment safety and site quality requirements.

In addition to formal training programs, there are a host of development tools available which include mentoring relationships, coaching and feedback, job shadowing, project bubble assignments and other stretch projects.

Diversity, Equity and Inclusion ("DEI")

An inclusive environment is a core tenet of Parker's values and one of our key measures of success within The Win Strategy. Throughout our history, we have been committed to building a welcoming and inclusive workplace that respects every team member's unique perspective. Our team members come from a diverse range of personal and professional backgrounds, and their collective talent and expertise is the driving force behind the growth and success we have achieved.

A component of our DEI focus is to support the development and deployment of Business Resource Groups ("BRGs"). In 2015, we launched Peer W, our first BRG focused on supporting the recruitment, development and retention of women at Parker. Peer W has grown into a well-developed global network of over 30 chapters and established a Mentoring Circles program in 2020. In 2021, we introduced and launched two additional BRGs which are the Nia Network, supporting the attraction, development and retention of Black team members, and Parker Next, dedicated to our team members' professional growth and personal development.

We have also established four global HPTs focused on Talent Attraction, Talent Development, Governance and Knowledge. Each team is led by a senior executive and tasked with rethinking the way we attract and develop diverse team members, share knowledge and measure our progress in fostering an inclusive culture.

Compensation and Benefits

As a global employer, we are committed to offering competitive compensation and benefits, tailored in form and amount to geography, industry, experience and performance. Our programs are designed to attract team members, motivate and reward performance, drive growth and support retention. We provide benefit programs with the goal of improving physical, mental and financial wellness of our team members throughout their lifetime. Some examples include base and variable pay, health and insurance benefits, paid time off, and retirement saving plans.

ITEM 1A. Risk Factors.

The following "risk factors" identify what we believe to be the risks that could materially adversely affect our financial and/or operational performance. These risk factors should be considered and evaluated together with information incorporated by reference or otherwise included elsewhere in this Annual Report on Form 10-K. Additional risks not currently known to the Company or that the Company currently believes are immaterial also may impair the Company's business, financial condition, results of operations and cash flows.

Business and Operational Risks

Risks arising from uncertainty in worldwide and regional economic conditions may harm our business and make it difficult to project long-term performance.

Our business is sensitive to global macro-economic conditions. Macroeconomic downturns may have an adverse effect on our business, results of operations and financial condition, as well as our distributors, customers and suppliers, and on activity in many of the industries and markets we serve. Among the economic factors which may have such an effect are manufacturing and other end-market activity, currency exchange rates, air travel trends, difficulties entering new markets, tariffs and governmental trade and monetary policies, global pandemics, and general economic conditions such as inflation, deflation, interest rates and credit availability. These factors may, among other things, negatively impact our level of purchases, capital expenditures, and creditworthiness, as well as our distributors, customers and suppliers, and, therefore, the Company's revenues, operating profits, margins, and order rates.

We cannot predict changes in worldwide or regional economic conditions and government policies, as such conditions are highly volatile and beyond our control. If these conditions deteriorate or remain at depressed levels for extended periods, however, our business, results of operations and financial condition could be materially adversely affected.

As a global business, we are exposed to economic, political and other risks in different countries in which we operate, which could materially reduce our sales, profitability or cash flows, or materially increase our liabilities.

Our net sales derived from customers outside the United States were approximately 37 percent in 2023, 39 percent in 2022 and 40 percent in 2021. In addition, many of our manufacturing operations and suppliers are located outside the United States. The Company expects net sales from non-U.S. markets to continue to represent a significant portion of its total net sales. Our non-U.S. operations are subject to risks in addition to those facing our domestic operations, including:

- fluctuations in currency exchange rates and/or changes in monetary policy;
- limitations on ownership and on repatriation of earnings;
- transportation delays and other supply chain disruptions;
- political, social and economic instability and disruptions, including armed conflicts such as the current conflict between Russia and Ukraine;
- government embargoes, sanctions or trade restrictions;
- the imposition of duties and tariffs and other trade barriers;
- import and export controls;
- labor unrest and current and changing regulatory environments;
- public health crises, including pandemics;
- the potential for nationalization of enterprises;
- difficulties in staffing and managing multi-national operations;
- limitations on our ability to enforce legal rights and remedies;
- potentially adverse tax consequences; and
- difficulties in implementing restructuring actions on a timely basis.

For example, the global nature of our business and our operations exposes us to political, economic, and other conditions in foreign countries and regions, including geopolitical risks such as the current conflict between Russia and Ukraine. The broader consequences of this conflict, which may include further sanctions, embargoes, regional instability, and geopolitical shifts; potential retaliatory action by the Russian government against companies, including possible nationalization of foreign businesses in Russia; increased tensions between the United States and countries in which we operate; and the extent of the conflict's effect on our business and results of operations as well as the global economy, cannot be predicted. To the extent the current conflict between Russia and Ukraine adversely affects our business, it may also have the effect of heightening many other risks, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, adverse effects on macroeconomic conditions, including inflation, particularly with regard to raw material, transportation and labor price fluctuations; disruptions to our information technology environment, including through cyberattack, ransom attack, or cyber-intrusion; adverse changes in international trade policies and relations; disruptions in global supply chains; and our exposure to foreign currency exchange rate changes.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational fluctuations internationally, the risks could have a material adverse effect on our business, results of operations or financial condition.

Increased cybersecurity threats and more sophisticated and targeted computer crime have posed and could continue to pose a risk to our information technology systems and a disruption to or breach in the security of such systems, if material, could have adverse effects on our result of operations and financial condition.

We rely extensively on information technology systems to manage and operate our business, some of which are managed by third parties. The security and functionality of these information technology systems, and the processing of data by these systems, are critical to our business operations. If these systems, or any part of the systems, are damaged, intruded upon, attacked, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, criminal acts, including hardware or software break-ins or extortion attempts, or viruses, or other cybersecurity incidents) and we suffer any resulting interruption in our ability to manage and operate our business or if our products are affected, our results of operations and financial condition could be materially adversely affected. Additionally, certain of our employees work remotely at times, which may increase our vulnerability to cyber and other information technology risks. In addition to existing risks, any adoption or deployment of new technologies via acquisitions or internal initiatives may increase our exposure to risks, breaches, or failures, which could materially adversely affect our results of operations or financial condition. Furthermore, the Company has access to sensitive, confidential, or personal data or information that is subject to privacy and security laws, regulations, or other contractually-imposed controls. Despite our use of reasonable and appropriate controls, security breaches, theft, misplaced, lost or corrupted data, programming, or employee errors and/or malfeasance have led and could in the future lead to the compromise or improper use of such sensitive, confidential, or personal data or information. Such events may result in possible negative consequences, such as fines, ransom demands, penalties, failure to comply with laws governing sensitive data, loss of reputation, intellectual property, competitiveness or customers, increased security and compliance costs or other negative consequences. Further, the amount of insurance coverage that we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity incident. Depending on the nature and magnitude of these events, they may have an adverse impact on our results of operations or financial condition.

Price and supply fluctuations of the raw materials used in our production processes and by our suppliers of component parts could negatively impact our financial results.

Our supply of raw materials could be interrupted for a variety of reasons, including availability and pricing. Furthermore, changes to United States and other countries' tariff and import/export regulations have in the past and may in the future have a negative impact on the availability and pricing of raw materials. Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect our results of operations and profit margins. Our efforts to manage these fluctuations by, among other things, passing along price increases to our customers, may be subject to a time delay between the increased raw material prices and our ability to increase the price of our products, or we may be unable to increase the prices of our products due to pricing pressure, contract terms or other factors. Any such inability to manage fluctuations could adversely impact our results of operations and cash flows.

Our suppliers of component parts may significantly and quickly increase their prices in response to increases in costs of raw materials that they use to manufacture the component parts. As a result, we may not be able to increase our prices commensurately with our increased costs. Consequently, our results of operations or financial condition could be materially adversely affected.

Unexpected events may increase our cost of doing business or disrupt our operations.

The occurrence of one or more unexpected events, including war, acts of terrorism or violence, civil unrest, fires, tornadoes, hurricanes, earthquakes, floods and other forms of severe weather in the United States or in other countries in which we operate or in which our suppliers are located could adversely affect our operations and financial performance. Natural disasters, pandemics, such as the COVID-19 pandemic, equipment failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from some local and international suppliers, and disruption and delay in the transport of our products to dealers, end-users and distribution centers. Existing insurance coverage may not provide protection for all of the costs that may arise from such events.

For example, during the COVID-19 pandemic we experienced mandatory and voluntary facility closures in certain jurisdictions in which we operate. Furthermore, several of our customers temporarily suspended their operations and we experienced less demand for our products. Facility closures or other restrictions, as well as supply chain disruptions, did negatively impact and could in the future materially adversely affect our ability to adequately staff, supply or otherwise maintain our operations. The impact of unexpected events such as the COVID-19 pandemic are difficult to predict, but could have a material adverse effect on our business, results of operations or financial condition.

Changes in the demand for and supply of our products may adversely affect our financial results, financial condition and cash flow.

Demand for and supply of our products has been and may be adversely affected by numerous factors, some of which we cannot predict or control. Such factors include:

- changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments, disputes regarding contract terms or significant changes in financial condition, and changes in contract cost and revenue estimates for new development programs;
- changes in product mix;
- changes in the market acceptance of our products;
- increased competition in the markets we serve;
- declines in the general level of industrial production;
- weakness in the end-markets we serve;
- fluctuations in the availability or the prices of raw materials; and
- fluctuations in currency exchange rates.

If any of these factors occur, the demand for and supply of our products could suffer, which could materially adversely affect the Company's results of operations.

The development of new products and technologies requires substantial investment and is required to remain competitive in the markets we serve. If we are unable to successfully introduce new commercial products, our profitability could be adversely affected.

The markets we serve are characterized by rapidly changing technologies and frequent introductions of new products and services. Our ability to develop new products based on technological innovation can affect our competitive position and often requires the investment of significant resources. If we cannot develop, or have difficulties or delays developing new and enhanced products and services, or if we fail to gain market or regulatory acceptance of new products and technologies, our revenues may be materially reduced and our competitive position could be materially adversely affected. In addition, we may invest in research and development of products and services, or in acquisitions or other investments, that do not lead to significant revenue, which could adversely affect our profitability.

Changes in the competitive environment in which we operate may eliminate any competitive advantages that we currently have, which could adversely impact our business.

Our operations are subject to competition from a wide variety of global, regional and local competitors, which could adversely affect our results of operations by creating downward pricing pressure and/or a decline in our margins or market shares. To compete successfully, we must excel in terms of product quality and innovation, technological and engineering capability, manufacturing and distribution capability, delivery, price competitiveness, and customer experience.

We may be required to make material expenditures in order to comply with environmental laws and regulations, to address the effects of climate change and to respond to customer needs and investor expectations regarding climate-related goals, each of which may negatively impact our business.

Our operations necessitate the use and handling of hazardous materials and, as a result, subject us to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws, designed to protect the environment and to regulate the discharge of materials into the environment. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or the exposure to, hazardous materials. Among other laws, we are subject to the U.S. federal "Superfund" law, under which we have been designated as a "potentially responsible party" and may be liable for clean-up costs associated with various waste sites, some of which are on the United States Environmental Protection Agency's Superfund priority list. We could incur substantial costs as a result of non-compliance with or liability for cleanup or other costs or damages under environmental laws, including the "Superfund" law.

In addition, increased worldwide focus on climate change issues has led to legislative and regulatory efforts to limit greenhouse gas emissions. Increased regulation of greenhouse gas emissions and other climate change concerns could subject us to additional costs and restrictions, including increased energy and raw material costs. We are not able to predict how such regulations would affect our business, operations or financial results, but increased regulation could have a material adverse effect on our business, operations and financial condition.

Further, climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. Extreme weather events linked to climate change, including hurricanes, flooding, wildfires, high heat and water scarcity, among others, create physical risks to our operating locations and supply chains. Although we are working towards and intend to meet our goal of making our own operations carbon neutral by 2040, we may be required to expend significant resources to do so, which could increase our operational costs. Further, there can be no assurance of the extent to which any of our climate-related goals will be achieved, if at all, including on the timeline expected by customers or investors, or that any future investments we make in furtherance of achieving our goals will meet customer expectations and needs, investor expectations or market standards regarding sustainability, including reducing greenhouse gas emissions. Any failure, or perceived failure, by us to achieve our climate-related goals, further our initiatives, adhere to our public statements, comply with federal, state or international climate-related laws and regulations or meet evolving and varied customer and investor expectations and standards could result in legal and regulatory proceedings against us or could cause our customers to find other suppliers, each of which could adversely affect our reputation, the market price of our common shares, our results of operations, our financial condition or our cash flows.

We operate in challenging markets for talent and may fail to attract, develop and retain key personnel.

We depend on the skills, institutional knowledge, working relationships, and continued services and contributions of key personnel, including our leadership team and others at all levels of the company, as a critical part of our human capital resources. In addition, our ability to achieve our operating and strategic goals depends on our ability to identify, hire, train and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel in a highly competitive labor market, and we may lose key personnel or fail to attract other talented personnel or otherwise identify and retain suitable replacements. Any such loss or failure could have material adverse effects on our results of operations, financial condition and cash flows.

Strategic Transactions Risks

We are subject to risks relating to acquisitions and joint ventures, and risks relating to the integration of acquired companies, including risks related to the integration of Meggitt plc ("Meggitt").

We expect to continue our strategy of identifying and acquiring businesses with complementary products and services, and entering into joint ventures, which we believe will enhance our operations and profitability. However, there can be no assurance that we will be able to continue to find suitable businesses to purchase or joint venture opportunities, or that we will be able to acquire such businesses or enter into such joint ventures on acceptable terms. Furthermore, there are no assurances that we will be able to avoid acquiring or assuming unexpected liabilities. If we are unable to avoid these risks, our results of operations and financial condition could be materially adversely affected.

In addition, we may not be able to integrate successfully any businesses that we purchase into our existing business and it is possible that any acquired businesses or joint ventures may not be profitable. For example, we have devoted significant management attention and resources to integrating the business and operations of Meggitt. We may encounter, or have encountered, the following difficulties during the integration process:

- the consequences of a change in tax treatment, including the cost of integration and compliance and the possibility that the full benefits anticipated to result from the acquisitions may not be realized;
- delays in the integration of management teams, strategies, operations, products, and services;
- differences in business backgrounds, corporate cultures, and management philosophies that may delay successful integration;
- the ability to retain key employees;
- the ability to create and enforce uniform standards, controls, procedures, policies, and information systems;
- challenges of integrating complex systems, technologies, networks, and other assets of the acquired companies in a manner that minimizes any adverse impact or disruptions to customers, suppliers, employees, and other constituencies; and
- unknown liabilities and unforeseen increased expenses or delays associated with the integration beyond current estimates.

The successful integration of new businesses and the success of joint ventures also depend on our ability to manage these new businesses and cut excess costs. If we are unable to avoid these risks, our results of operations and financial condition could be materially adversely affected.

Our results may be adversely affected if expanded operations from acquisitions are not effectively managed.

Our recent acquisitions have greatly expanded the size and complexity of our business. Our future success depends, in part, on the ability to manage this expanded business, which may pose or has posed substantial challenges for management, including challenges related to the management and monitoring of the expanded global operations and new manufacturing processes and products, and the associated costs and complexity. There can be no assurance of successful management of these matters or that we will realize the expected benefits of the acquisitions.

The Company may be subject to risks relating to organizational changes.

We regularly execute organizational changes such as acquisitions, divestitures and realignments to support our growth and cost management strategies. We also engage in initiatives aimed to increase productivity, efficiencies and cash flow and to reduce costs. The Company commits significant resources to identify, develop and retain key employees to ensure uninterrupted leadership and direction. If we are unable to successfully manage these and other organizational changes, the ability to complete such activities and realize anticipated synergies or cost savings as well as our results of operations and financial condition could be materially adversely affected. We cannot offer assurances that any of these initiatives will be beneficial to the extent anticipated, or that the estimated efficiency improvements, incremental cost savings or cash flow improvements will be realized as anticipated or at all.

Financial Risks

Increasing costs of certain employee and retiree benefits could adversely affect our liability for such benefits.

The funding requirements and the amount of expenses recorded for our defined benefit pension plans are dependent on changes in market interest rates and the value of plan assets, which are dependent on actual plan asset returns. Significant changes in market interest rates and decreases in the fair value of plan assets and investment losses on plan assets would increase funding requirements and expenses and may adversely impact our results of operations.

The Company absorbs a portion of healthcare costs for its employees. If healthcare costs rise significantly and we continue to absorb the majority of these costs, these increasing costs may adversely impact our future results of operations.

Additional liabilities relating to changes in tax rates or exposure to additional income tax liabilities could adversely impact our financial condition and cash flow.

We are subject to income taxes in the U.S. and various non-U.S. jurisdictions. Our domestic and international tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future financial condition and cash flow could be adversely affected by changes in effective tax rate as a result of changes in tax laws and judicial or regulatory interpretation thereof, the mix of earnings in countries with differing statutory tax rates, changes in overall profitability, changes in U.S. generally accepted accounting principles ("GAAP"), or changes in the valuation of deferred tax assets. In addition, the amount of income taxes paid by the Company is subject to ongoing audits by non-U.S. and U.S. federal, state and local tax authorities. If these audits result in assessments different from estimated amounts, future financial results may include unfavorable adjustments to the Company's tax liabilities, which could have a material adverse effect on the Company's financial condition and cash flow.

Our indebtedness and restrictive covenants under our credit facilities could limit our operational and financial flexibility.

We have incurred significant indebtedness, and may incur additional debt for acquisitions, operations, research and development and capital expenditures, or for other reasons related to our overall capital deployment strategy. Our ability to make interest and scheduled principal payments and meet restrictive covenants could be adversely impacted by changes in the availability, terms and cost of capital, changes in interest rates or changes in our credit ratings or our outlook. These changes could increase our cost of financing and limit our debt capacity, thereby limiting our ability to pursue acquisition opportunities, react to market conditions and meet operational and capital needs, which may place us at a competitive disadvantage.

We carry goodwill on our balance sheet, which is subject to impairment testing and could subject us to significant non-cash charges to earnings in the future if impairment occurs.

We have goodwill recorded on our balance sheet. Goodwill is not amortized, but is tested for impairment annually as of December 31, in the third quarter or more often if events or changes in circumstances indicate a potential impairment may exist. Factors that could indicate that our goodwill is impaired include a decline in our stock price and market capitalization, lower than projected operating results and cash flows, and slower growth rates in our industry. Declines in our stock price, lower operating results and any decline in industry conditions in the future could increase the risk of impairment. Impairment testing incorporates our estimates of future operating results and cash flows, estimates of allocations of certain assets and cash flows among reporting units, estimates of future growth rates, and our judgment regarding the applicable discount rates used on estimated operating results and cash flows. If we determine at a future time that impairment exists, it may result in a significant non-cash charge to earnings and lower stockholders' equity.

Legal and Regulatory Risks

As a provider of products to the U.S. government, we are subject to additional risks related to future government spending as well as unusual performance conditions and enhanced compliance risks.

In addition to the risks identified herein, doing business with the U.S. government subjects us to unusual risks, including dependence on the level of government spending and compliance with and changes in governmental acquisition regulations. Agreements relating to the sale of products to government entities may be subject to termination, reduction or modification, either at the convenience of the government or for our failure to perform, or other unsatisfactory performance under the applicable contract. We are subject to government investigations of our business practices and compliance with government acquisition regulations. If the Company were charged with wrongdoing as a result of any such investigation, it could be suspended from bidding on or receiving awards of new government contracts, and we could be subject to fines or penalties associated with contract non-compliance or resulting from such investigations, which could have a material adverse effect on our results of operations.

Litigation and legal and regulatory proceedings against the Company could decrease our liquidity, impair our financial condition and adversely affect our results of operations.

From time to time, we are subject to litigation or other commercial disputes and other legal and regulatory proceedings relating to our business. Due to the inherent uncertainties of any litigation, commercial disputes or other legal or regulatory proceedings, we cannot accurately predict their ultimate outcome, including the outcome of any related appeals. An unfavorable outcome could materially adversely impact our business, financial condition and results of operations. Furthermore, as required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have an adverse effect on our results of operations.

We are subject to national and international laws and regulations, such as the anti-corruption laws of the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, relating to our business and our employees. Despite our policies, procedures and compliance programs, our internal controls and compliance systems may not be able to protect the Company from prohibited acts willfully committed by our employees, agents or business partners that would violate such applicable laws and regulations. Any such improper acts could damage the Company's reputation, subject us to civil or criminal judgments, fines or penalties, and could otherwise disrupt the Company's business, and as a result, could materially adversely impact our business, financial condition and results of operations.

Further, our operations are subject to certain antitrust and competition laws in the jurisdictions in which we conduct our business, in particular the United States and Europe. These laws prohibit, among other things, anticompetitive agreements and practices. If any of our commercial agreements or practices are found to violate or infringe such laws, we may be subject to civil and other penalties. We may also be subject to third-party claims for damages. Further, agreements that infringe antitrust and competition laws may be void and unenforceable, in whole or in part, or require modification in order to be lawful and enforceable. Accordingly, any violation of these laws could harm our reputation and could have a material adverse effect on our earnings, cash flows and financial condition.

Due to the nature of our business and products, we may be liable for damages based on product liability claims.

Our businesses expose us to potential product liability risks that are inherent in the design, manufacture and sale of our products and the products of third-party vendors that we use or resell. Significant product liability claims could have a material adverse effect on the Company's financial condition, liquidity and results of operations. Although we currently maintain what we believe to be suitable and adequate product liability insurance, there can be no assurance that we will be able to maintain our insurance on acceptable terms or that our insurance will provide adequate protection against all potential significant liabilities.

Failure to protect our intellectual property and know-how could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant.

Protecting our intellectual property is critical to our innovation efforts. We own a number of patents, trade secrets, copyrights, trademarks, trade names and other forms of intellectual property related to our products and services throughout the world and in the operation of our business. We also have exclusive and non-exclusive rights to intellectual property owned by others. Our intellectual property may be challenged, stolen or otherwise infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, the global nature of our business increases the risk that our intellectual property may be subject to infringement, theft or other unauthorized use or disclosure by others. In some cases, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are inadequate or undeveloped. And the cost of enforcing our rights may be significant. Unauthorized use or disclosure of our intellectual property rights or our inability to protect our intellectual property rights could lead to reputational harm and/or adversely impact our competitive position and results of operations.

ITEM 1B. Unresolved Staff Comments. None.

ITEM 1C. Information about our Executive Officers.

Our executive officers as of August 15, 2023, were as follows:

Name	Position	Officer Since[1]	Age as of 8/15/23
Jennifer A. Parmentier	Chief Executive Officer and Director	2015	56
Thomas L. Williams	Executive Chairman of the Board and Director	2005	64
Todd M. Leombruno	Executive Vice President and Chief Financial Officer	2017	53
Lee C. Banks	Vice Chairman and President and Director	2001	60
Andrew D. Ross	Chief Operating Officer	2012	56
Mark J. Hart	Executive Vice President – Human Resources & External Affairs	2016	58
Rachid Bendali	Vice President and President – Engineered Materials Group	2022	46
William R. "Skip" Bowman	Vice President and President – Fluid Connectors Group	2016	65
Berend Bracht	Vice President and President – Motion Systems Group	2021	57
Mark T. Czaja	Vice President – Chief Technology and Innovation Officer	2021	61
Angela R. Ives	Vice President and Controller	2021	50
Thomas C. Gentile	Vice President – Global Supply Chain	2017	51
Joseph R. Leonti	Vice President, General Counsel and Secretary	2014	51
Robert W. Malone	Vice President and President – Filtration Group	2014	59
Dinu J. Parel	Vice President – Chief Digital and Information Officer	2018	42
Roger S. Sherrard	Vice President and President – Aerospace Group	2003	57

[1]Executive officers are elected by the Board of Directors to serve for a term of one year or until their respective successors are elected, except in the case of death, resignation or removal. Messrs. Banks, Bowman, Gentile, Hart, Leonti, Malone, and Sherrard have served in the executive capacities indicated above during each of the past five years.

Ms. Parmentier has been Chief Executive Officer since January 1, 2023. She was previously Chief Operating Officer since August 2021. She was Vice President and President of the Motion Systems Group from February 2019 to August 2021. She was Vice President and President of the Engineered Materials Group from September 2015 to February 2019. She was General Manager of the Hose Products Division from May 2014 to September 2015; and General Manager of the Sporlan Division from May 2012 to May 2014. She is also a Director of Nordson Corporation.

Mr. Williams has been a Director since January 2015 and has been Executive Chairman of the Board since January 1, 2023. He was previously Chief Executive Officer from February 2015 to January 1, 2023; and Chairman of the Board since January 2016. He was an Executive Vice President from August 2008 to February 2015 and an Operating Officer from November 2006 to February 2015. He is also a Director of The Goodyear Tire & Rubber Company and The Sherwin-Williams Company.

Mr. Leombruno has been Executive Vice President and Chief Financial Officer since January 2021. He was Vice President and Controller from July 2017 to January 2021. He was Vice President and Controller – Engineered Materials Group from January 2015 to June 2017; and Director of Investor Relations from June 2012 to December 2014.

Mr. Banks has been a Director since January 2015 and Vice Chairman and President since August 2021. He was President and Chief Operating Officer from February 2015 to August 2021. He was an Executive Vice President from August 2008 to February 2015 and an Operating Officer from November 2006 to February 2015. He is also a Director of Wabtec Corporation.

Mr. Ross has been Chief Operating Officer since January 1, 2023. He was previously Vice President and President - Fluid Connectors Group since September 2015. He was Vice President and President of the Engineered Materials Group from July 2012 to September 2015.

Mr. Hart has been Executive Vice President - Human Resources & External Affairs since January 2016. He was Vice President - Total Rewards from August 2013 to January 2016.

Mr. Bendali has been Vice President and President of the Engineered Materials Group since August 2022. He joined the Company as part of the LORD Corporation ("Lord") acquisition in October 2019, when he was named General Manager of the Noise, Vibration and Harshness Division. In September 2021, he was named Vice President of Operations for the Engineered Materials Group with responsibility for multiple divisions. Prior to joining Parker, in 2015 he became leader of Lord's global Aerospace and Defense commercial function based in Cary, North Carolina and was later named Vice President with responsibility for Aerospace and Defense sales, marketing and programs. Lord was a diversified technology and manufacturing company developing highly reliable adhesives and coatings as well as vibration and motion control technologies.

Mr. Bowman has been Vice President and President - Fluid Connectors Group since January 2023. He was previously Vice President and President - Instrumentation Group from September 2016 to December 2022. He was Vice President, Operations - Filtration Group from March 2015 to August 2016; and Vice President, Operations - Fluid Connectors Group from November 2007 to February 2015.

Mr. Bracht has been Vice President and President of the Motion Systems Group since August 2021. He was Vice President of Operations of the Engineered Materials Group since joining the Company in July 2018. He was President and Chief Executive Officer of Bendix Commercial Vehicle Systems LLC from 2015 to 2018. Bendix designs, develops and supplies products under the Bendix brand name for medium- and heavy-duty trucks, tractors, trailers, buses, and other commercial vehicles throughout North America. Prior to Bendix, he held several executive leadership positions during his 24-year career at Bosch Rexroth, including President and Chief Executive Officer of Bosch Rexroth Americas.

Mr. Czaja has been Vice President - Chief Technology and Innovation Officer since January 2021. He was Vice President of Technology and Innovation - Motion Systems Group from August 2019 to December 2020; Vice President of Technology and Innovation - Aerospace Group from August 2004 to July 2019; and Division Engineering Director from October 2000 to July 2004.

Mr. Gentile has been Vice President - Global Supply Chain since July 2017. He was General Manager of the Company's Process Filtration Division from December 2013 to July 2017 and was Vice President of Supply Chain - Filtration Group from July 2008 to November 2013.

Ms. Ives has been Vice President and Controller since January 2021. She was Vice President, Assistant Controller from September 2020 to December 2020; Group VP Controller for the Instrumentation Group from November 2019 to August 2020; and was Division Controller for the Electromechanical and Drives Division from August 2010 to October 2019.

Mr. Leonti has been Vice President, General Counsel and Secretary since July 2014. He was Assistant Secretary from April 2011 to July 2014; and Associate General Counsel from January 2008 to July 2014.

Mr. Malone has been Vice President and President of the Filtration Group since December 2014. He was Vice President - Operations of the Filtration Group from January 2013 to December 2014. He is also a Director of The Manitowoc Company.

Mr. Parel has been Vice President – Chief Digital and Information Officer since October 2020. He was Vice President and Chief Information Officer from October 2018 to October 2020. He was Vice President and Chief Information Officer at Dover Corporation from May 2016 through October 2018. Dover is a diversified global manufacturer that delivers equipment and components, consumable supplies, aftermarket parts, software and digital solutions and support services.

Mr. Sherrard has been Vice President and President of the Aerospace Group since July 2012. He was President of the Automation Group from March 2005 to July 2012. Prior to that he was President of the Instrumentation Group and has been a Corporate Vice President since November 2003.

ITEM 2. Properties. Our corporate headquarters is located in Cleveland, Ohio, and, at June 30, 2023, the Company maintained approximately 335 manufacturing plants. We also maintain various sales and administrative offices and distribution centers throughout the world. None of these manufacturing plants, administrative offices or distribution centers are individually material to our operations. The facilities are situated in 39 states within the United States and in 43 other countries. We own the majority of our manufacturing plants, and our leased properties consist of manufacturing plants, sales and administrative offices and distribution centers.

We believe that our properties have been adequately maintained, are in good condition generally and are suitable and adequate for our business as presently conducted. The extent to which we utilize our properties varies by property and from time to time. We believe that our restructuring efforts have brought capacity levels closer to present and anticipated needs. Most of our manufacturing facilities remain capable of handling volume increases.

ITEM 3. Legal Proceedings. None. From time to time we are involved in matters that involve governmental authorities as a party under federal, state and local laws that have been enacted or adopted regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment. We will report such matters that exceed, or that we reasonably believe may exceed, $1.0 million or more in monetary sanctions.

ITEM 4. Mine Safety Disclosures. Not applicable.

<center>PART II</center>

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) *Market for the Registrant's Common Equity.* The Company's common stock is listed for trading on the New York Stock Exchange ("NYSE") under the symbol "PH". As of July 31, 2023, the number of shareholders of record of the Company was 3,114.

(b) *Use of Proceeds.* Not Applicable.

(c) *Purchases of Equity Securities by the Issuer and Affiliated Purchasers.*

<center>**ISSUER PURCHASES OF EQUITY SECURITIES**</center>

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2023 through April 30, 2023	47,200	$ 322.04	47,200	7,853,350
May 1, 2023 through May 31, 2023	53,900	$ 328.15	53,900	7,799,450
June 1, 2023 through June 30, 2023	47,887	$ 357.28	47,887	7,751,563
Total	148,987		148,987	

[1] On October 22, 2014, the Company publicly announced that the Board of Directors increased the overall maximum number of shares authorized for repurchase under the Company's share repurchase program, first announced on August 16, 1990, so that, beginning on October 22, 2014, the maximum aggregate number of shares authorized for repurchase was 35 million shares. There is no limitation on the amount of shares that can be repurchased in a fiscal year. There is no expiration date for this program.

ITEM 6. [Reserved]

ITEM 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations.**

Forward-Looking Statements

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Often but not always, these statements may be identified from the use of forward-looking terminology such as "anticipates," "believes," "may," "should," "could," "potential," "continues," "plans," "forecasts," "estimates," "projects," "predicts," "would," "intends," "expects," "targets," "is likely," "will," or the negative of these terms and similar expressions, and include all statements regarding future performance, earnings projections, events or developments. Neither the Company nor any of its respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. The Company cautions readers not to place undue reliance on these statements. It is possible that the future performance and earnings projections of the Company, including its individual segments, may differ materially from past performance or current expectations, depending on economic conditions within its mobile, industrial and aerospace markets, and the Company's ability to maintain and achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins, actions taken to combat the effects of the current economic environment, and growth, innovation and global diversification initiatives. Additionally, the actual impact of changes in tax laws in the United States and foreign jurisdictions and any judicial or regulatory interpretation thereof on future performance and earnings projections may impact the Company's tax calculations. A change in the economic conditions in individual markets may have a particularly volatile effect on segment performance.

Among other factors which may affect future performance are:

- changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments;
- disputes regarding contract terms or significant changes in financial condition, changes in contract cost and revenue estimates for new development programs and changes in product mix;
- the impact of political, social and economic instability and disruptions, including public health crises such as the COVID-19 pandemic;
- ability to identify acceptable strategic acquisition targets; uncertainties surrounding timing, successful completion or integration of acquisitions and similar transactions, including the integration of Meggitt; and our ability to effectively manage expanded operations from acquisitions;
- the ability to successfully divest businesses planned for divestiture and realize the anticipated benefits of such divestitures;
- the determination to undertake business realignment activities and the expected costs thereof and, if undertaken, the ability to complete such activities and realize the anticipated cost savings from such activities;
- ability to implement successfully capital allocation initiatives, including timing, price and execution of share repurchases;
- availability, limitations or cost increases of raw materials, component products and/or commodities that cannot be recovered in product pricing;
- global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates, credit availability and changes in consumer habits and preferences;
- ability to manage costs related to insurance and employee retirement and health care benefits;
- legal and regulatory developments and changes;
- additional liabilities relating to changes in tax rates or exposure to additional income tax liabilities;
- ability to enter into, own, renew, protect and maintain intellectual property and know-how;
- leverage and future debt service obligations;
- potential impairment of goodwill;
- compliance costs associated with environmental laws and regulations;
- potential labor disruptions or shortages and the ability to attract and retain key personnel;
- uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals;
- global competitive market conditions, including U.S. trade policies and resulting effects on sales and pricing;
- local and global political and economic conditions, including the Russia-Ukraine war and its residual effects;

- inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals;
- government actions and natural phenomena such as pandemics, floods, earthquakes, hurricanes or other natural phenomena that may be related to climate change;
- increased cyber security threats and sophisticated computer crime; and
- success of business and operating initiatives.

The Company makes these statements as of the date of the filing of its Annual Report on Form 10-K for the year ended June 30, 2023, and undertakes no obligation to update them unless otherwise required by law.

Overview

The Company is a global leader in motion and control technologies. For more than a century, the Company has engineered the success of its customers in a wide range of diversified industrial and aerospace markets.

By aligning around our purpose, Enabling Engineering Breakthroughs that Lead to a Better Tomorrow, Parker is better positioned for the challenges and opportunities of tomorrow.

The Win Strategy 3.0 is Parker's business system which defines the goals and initiatives that create responsible, sustainable growth and enable Parker's long-term success. It works with our purpose, which is a foundational element of The Win Strategy, to engage team members and create responsible and sustainable growth. Our shared values shape our culture and our interactions with stakeholders and the communities in which we operate and live.

We believe many opportunities for profitable growth are available. The Company intends to focus primarily on business opportunities in the areas of energy, water, food, environment, defense, life sciences, infrastructure and transportation. We believe we can meet our strategic objectives by:

- serving the customer and continuously enhancing its experience with the Company;
- successfully executing The Win Strategy initiatives relating to engaged people, premier customer experience, profitable growth and financial performance;
- maintaining a decentralized division and sales company structure;
- fostering a safety-first and entrepreneurial culture;
- engineering innovative systems and products to provide superior customer value through improved service, efficiency and productivity;
- delivering products, systems and services that have demonstrable savings to customers and are priced by the value they deliver;
- enabling a sustainable future by providing innovative clean technology solutions that offer a positive, global environmental impact and operating responsibly by reducing our energy use and emissions;
- acquiring strategic businesses;
- organizing around targeted regions, technologies and markets;
- driving efficiency by implementing lean enterprise principles; and
- creating a culture of empowerment through our values, inclusion and diversity, accountability and teamwork.

Our order rates provide a near-term perspective of the Company's outlook particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a quarterly basis. The lead time between the time an order is received and revenue is realized generally ranges from one day to 12 weeks for mobile and industrial orders and from one day to 18 months for aerospace orders.

The continuing residual effects of the Russia-Ukraine war and the COVID-19 pandemic, including the inflationary cost environment as well as disruption within the global supply chain and labor markets, have impacted our business. We continue to manage the challenging supply chain environment through our "local for local" manufacturing strategy, ongoing supplier management process, and broadened supply base. We continue to manage the impact of the inflationary cost environment through a variety of cost and pricing measures, including continuous improvement and lean initiatives. Additionally, we strategically manage our workforce and discretionary spending. At the same time, we are appropriately addressing the ongoing needs of our business so that we continue to serve our customers.

Over the long-term, the extent to which our business and results of operations will be impacted by economic and political uncertainty depends on future developments that remain uncertain. We will continue to monitor the environment and manage our business with the goal to minimize the impact on operations and financial results.

As previously announced, on March 14, 2022, we detected that an unauthorized party gained access to our systems. After securing our network and concluding our investigation, we found that the data exfiltrated during the incident included personal information of our team members. We have notified individuals whose personal information was involved and offered them credit monitoring services. We have also provided notification regarding the incident to the appropriate regulatory authorities. A consolidated class action lawsuit has been filed in the United States District Court for the Northern District of Ohio against the Company over the incident. The parties have reached a settlement in principle in the lawsuit, which the district court preliminarily approved on March 14, 2023, and finally approved on August 2, 2023. Based on our ongoing assessments, the incident has not had a significant financial or operational impact and has not had a material impact on our business, operations or financial results.

The discussion below is structured to separately discuss the Consolidated Statement of Income, Business Segments, and Liquidity and Capital Resources. The term "year" and references to specific years refer to the applicable fiscal year.

CONSOLIDATED STATEMENT OF INCOME

The Consolidated Statement of Income summarizes the Company's operating performance. The discussion below compares the operating performance in 2023, 2022, and 2021.

(dollars in millions)		2023		2022*		2021*
Net sales	$	19,065	$	15,862	$	14,348
Gross profit margin		33.7 %		33.5 %		33.1 %
Selling, general and administrative expenses	$	3,354	$	2,504	$	2,383
Selling, general and administrative expenses, as a percent of sales		17.6 %		15.8 %		16.6 %
Interest expense	$	574	$	255	$	250
Other expense (income), net		184		945		(28)
Gain on disposal of assets		(363)		(7)		(109)
Effective tax rate		22.2 %		18.5 %		22.3 %
Net income attributable to common shareholders	$	2,083	$	1,316	$	1,746

*Years ended June 30, 2022 and 2021 amounts have been reclassified to reflect the income statement reclassification, as described in Note 1 to the Consolidated Financial Statements.

Net sales in 2023 increased from the 2022 amount due to higher volume in both the Diversified Industrial and Aerospace Systems Segments. The Acquisition completed within the last 12 months increased sales by approximately $2.1 billion during the current year. The effect of currency rate changes decreased net sales in 2023 by approximately $470 million, substantially all of which is attributable to the Diversified Industrial International businesses. Divestitures completed within the last 12 months decreased sales by approximately $69 million in 2023.

Net sales in 2022 increased from the 2021 amount due to higher volume in both the Diversified Industrial and Aerospace Systems Segments. The effect of currency rate changes decreased net sales in 2022 by approximately $255 million, substantially all of which is attributable to the Diversified Industrial International businesses.

Gross profit margin (calculated as net sales less cost of sales, divided by net sales) increased slightly in 2023 primarily due to higher margins in both the Aerospace Systems and Diversified Industrial Segments. The increase in gross profit margin is primarily due to higher sales volume and benefits from continuous improvement initiatives, as well as price increases. The increase was partially offset by the step-up in inventory to fair value of $110 million, related to the Acquisition, within the Aerospace Systems Segment. Additionally, increased freight, material and labor costs resulting from the ongoing inflationary environment and disruption within the global supply chain and labor markets impacted margin. Cost of sales also included business realignment and acquisition integration charges of $29 million in 2023 compared to $5 million in 2022.

Gross profit margin increased in 2022 primarily due to higher margins in both the Aerospace and Diversified Industrial Segments. The increase in gross profit margin is primarily due to higher sales volume and benefits from continuous improvement initiatives, as well as price increases, partially offset by increased freight, material and labor costs resulting from ongoing inflationary environment and disruption within the global supply chain and labor markets. Cost of sales also included business realignment and acquisition integration charges of $5 million in 2022 compared to $27 million in 2021.

Selling, general and administrative expenses ("SG&A") increased in 2023 primarily due to higher amortization expense, research and development expense, information technology charges, as well as increased general and administrative charges associated with the Acquisition. Additionally, acquisition-related transaction costs for the year totaled $115 million. SG&A also included business realignment and acquisition integration charges of $94 million and $14 million in 2023 and 2022, respectively.

SG&A increased in 2022 primarily due to acquisition-related transaction costs of $44 million as well as higher net expense from the Company's deferred compensation plan and related investments and higher professional fees and related expenses. SG&A also included business realignment and acquisition integration charges of $14 million and $31 million in 2022 and 2021, respectively.

Interest expense in 2023 increased compared to 2022 primarily due to higher average interest rates and higher average debt outstanding. Interest expense in 2022 increased compared to 2021 primarily due to higher average debt outstanding, partially offset by lower average interest rates.

Other expense (income), net included the following:

(dollars in millions)		2023		2022*		2021*
Expense (income)						
Foreign currency transaction loss (gain)	$	46	$	(40)	$	(11)
Income related to equity method investments		(124)		(76)		(41)
Non-service components of retirement benefit cost		(67)		4		49
Interest income		(46)		(10)		(7)
Acquisition-related financing fees		—		52		—
Loss on deal-contingent forward contracts		390		1,015		—
Russia liquidation		—		8		—
Other items, net		(15)		(8)		(18)
	$	184	$	945	$	(28)

*Years ended June 30, 2022 and 2021 amounts have been reclassified to reflect the income statement reclassification, as described in Note 1 to the Consolidated Financial Statements.

Foreign currency transaction loss (gain) primarily relates to the impact of exchange rates on cash, forward contracts, certain cross-currency swap contracts and intercompany transactions. During 2023, it also includes foreign currency transaction loss associated with completing the Acquisition.

Acquisition-related financing fees in 2022 relate to the bridge credit agreement (the "Bridge Credit Agreement") fees associated with the Acquisition. Refer to Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Loss on deal-contingent forward contracts in 2023 and 2022 includes a loss on the deal-contingent forward contracts related to the Acquisition. Refer to Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Gain on disposal of assets in 2023 includes a gain on the sale of the aircraft wheel and brake business within the Aerospace Systems Segment of $374 million. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion. In 2021 it primarily consists of a gain of $101 million on the sale of land.

Effective tax rate in 2023 was higher than 2022, primarily due to an overall decrease in discrete tax benefits along with a reduction in the benefit from the foreign derived intangible income deduction. Effective tax rate in 2022 was lower than 2021 primarily due to an overall increase in discrete tax benefits.

BUSINESS SEGMENT INFORMATION

The Business Segment information presents sales and operating income on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making.

Diversified Industrial Segment

(dollars in millions)		2023		2022		2021
Net Sales						
North America	$	8,916	$	7,703	$	6,676
International		5,789		5,639		5,284
Operating income						
North America		1,853		1,515		1,247
International	$	1,218	$	1,178	$	988
Operating income as a percent of sales						
North America		20.8 %		19.7 %		18.7 %
International		21.0 %		20.9 %		18.7 %
Backlog	$	4,786	$	4,510	$	3,239

The Diversified Industrial Segment operations experienced the following percentage changes in net sales:

	2023	2022
Diversified Industrial North America – as reported	15.7 %	15.4 %
Acquisitions	4.0 %	— %
Currency	— %	0.1 %
Diversified Industrial North America – without acquisitions and currency[1]	11.7 %	15.3 %
Diversified Industrial International – as reported	2.7 %	6.7 %
Acquisitions	2.3 %	— %
Currency	(8.3)%	(4.9)%
Diversified Industrial International – without acquisitions and currency[1]	8.7 %	11.6 %
Total Diversified Industrial Segment – as reported	10.2 %	11.6 %
Acquisitions	3.3 %	— %
Currency	(3.5)%	(2.0)%
Total Diversified Industrial Segment – without acquisitions and currency[1]	10.4 %	13.6 %

[1]The above presentation reconciles the percentage changes in net sales of the Diversified Industrial Segment reported in accordance with U.S. generally accepted accounting principles ("GAAP") to percentage changes in net sales adjusted to remove the effects of the Acquisition made within the last 12 months as well as currency exchange rates (a non-GAAP measure). The effects of the Acquisition and currency exchange rates are removed to allow investors and the Company to meaningfully evaluate the percentage changes in net sales on a comparable basis from period to period.

Net Sales

Diversified Industrial North America - Sales in 2023 for the Diversified Industrial North American businesses increased 15.7 percent from 2022. The effect of the Acquisition increased sales by approximately $311 million. Currency exchange rates did not materially impact sales during the year. Excluding the effects of the Acquisition and changes in the currency exchange rates, sales in 2023 for the Diversified Industrial North American businesses increased 11.7 percent from prior-year levels reflecting higher demand from distributors and end users across most markets, including, the cars and light trucks, farm and agriculture, construction equipment, heavy-duty truck, oil and gas, lawn and turf, metal fabrication, industrial machinery, semiconductor, and material handling markets, partially offset by lower end user demand in the life sciences market.

Sales in 2022 for the Diversified Industrial North American businesses increased 15.4 percent from 2021. The effect of currency exchange rates increased sales by approximately $7 million. Excluding the effect of currency rate changes, sales in 2022 for the Diversified Industrial North American businesses increased 15.3 percent from prior-year levels reflecting higher demand from distributors and end users in virtually all markets, including, the farm and agriculture, life sciences, heavy-duty truck, construction equipment, engines, refrigeration, material handling, metal fabrication, and semiconductor markets.

Diversified Industrial International - Sales in the Diversified Industrial International businesses increased 2.7 percent in 2023. The effect of the Acquisition increased sales by approximately $128 million. Currency exchange rates decreased sales by approximately $465 million, reflecting the strengthening of the U.S. dollar primarily against currencies in the Eurozone countries, China and Japan. Excluding the effects of the Acquisition and changes in the currency exchange rates, sales in 2023 for the Diversified Industrial International businesses increased 8.7 percent from 2022 levels. During 2023, Europe, the Asia Pacific region, and Latin America accounted for approximately 75 percent, 10 percent, and 15 percent, respectively, of the increase in sales.

Within Europe, the increase in sales was primarily due to higher demand from distributors and end users in the construction equipment, cars and light trucks, heavy-duty truck, oil and gas, industrial machinery, material handling, metal fabrication, farm and agriculture, and semiconductor markets, partially offset by a decrease in end-user demand in the power generation market.

Within the Asia Pacific region, the increase in sales was primarily due to higher demand from distributors and end users in the construction equipment, cars and light trucks, marine, heavy-duty truck, telecommunications, engines, and mining markets, partially offset by a decrease in end-user demand in the life sciences, refrigeration, and semiconductor markets.

Within Latin America, the increase in sales was primarily due to higher demand from distributors and end users in the cars and light trucks, oil and gas, farm and agriculture, railroad, and metal fabrication markets, partially offset by a decrease in end-user demand in the construction equipment and industrial machinery markets.

Sales in the Diversified Industrial International businesses increased 6.7 percent in 2022. The effect of currency rate changes decreased sales by $256 million, reflecting the strengthening of the U.S. dollar primarily against currencies in the Eurozone countries, Turkey and Japan. Excluding the effect of currency rate changes, sales in 2022 for the Diversified Industrial International businesses increased 11.6 percent from 2021 levels. During 2022, Europe, the Asia Pacific region, and Latin America accounted for approximately 70 percent, 20 percent, and 10 percent, respectively, of the increase in sales.

Within Europe, the increase in sales was primarily due to higher demand from distributors and end users in the construction equipment, heavy-duty truck, industrial machinery, life sciences, machine tool, mining, material handling, engines, and forestry markets, partially offset by a decrease in end-user demand in the cars and light trucks, semiconductor, telecommunications, and oil and gas markets.

Within the Asia Pacific region, the increase in sales was primarily due to higher demand from distributors and end users in the semiconductor, refrigeration, industrial machinery, life sciences, and machine tool markets, partially offset by a decrease in end-user demand in the engines, power generation, heavy-duty truck, railroad equipment, and material handling markets.

Within Latin America, the increase in sales was primarily due to higher demand from distributors and end users in the farm and agriculture, cars and light trucks, mining, heavy-duty truck, construction equipment, and industrial machinery markets, partially offset by a decrease in end-user demand in the power generation and life sciences markets.

Operating Margin

Diversified Industrial North America - Operating margins in 2023 increased from 2022 primarily due to benefits from higher sales volume, continuous improvement initiatives and price increases, partially offset by higher material and operating costs resulting from the inflationary environment, as well as unfavorable product mix.

Diversified Industrial International - Operating margins in 2023 increased from 2022 primarily due to benefits from continuous improvement initiatives and price increases, partially offset by higher material and operating costs resulting from the inflationary environment, as well as unfavorable product mix.

Operating margins in 2022 increased from 2021 in both the North American and International businesses primarily due to higher sales volume and benefits from continuous improvement initiatives, as well as price increases. These increases were partially offset by increased operating costs, including higher freight, material, and labor costs resulting from the ongoing disruption within the current supply chain environment and labor market. In addition, within the International businesses, operating margin in 2022 benefited from savings related to prior-year restructuring actions.

Business Realignment

The following business realignment and acquisition integration charges are included in Diversified Industrial North America and Diversified Industrial International operating income:

(dollars in millions)		2023		2022		2021
Diversified Industrial North America	$	9	$	4	$	14
Diversified Industrial International		23		14		36

Business realignment charges include severance costs related to actions taken under the Company's simplification initiative aimed at reducing organizational and process complexity, as well as plant closures. Acquisition integration charges in the current year relate to the acquisition of Meggitt, and charges in both 2022 and 2021 relate to the 2020 acquisition of Lord. During 2021, business realignment charges primarily consisted of actions taken to address the impact of the COVID-19 pandemic on our business. Business realignment and acquisition integration charges within the Diversified Industrial International businesses were primarily incurred in Europe.

During 2022, we also incurred $6 million of expense within the Diversified Industrial International businesses as a result of our exit of business operations in Russia. These charges primarily consist of write-downs of inventory and other working capital items.

We anticipate that cost savings realized from the workforce reduction measures taken during 2023 will increase operating income in 2024 by approximately one percent in the Diversified Industrial International businesses and will not materially impact operating income in the Diversified Industrial North American businesses. We expect to continue to take actions necessary to structure appropriately the operations of the Diversified Industrial Segment. These actions are expected to result in approximately $78 million in business realignment and acquisition integration charges in 2024. However, continually changing business conditions could impact the ultimate costs we incur.

Backlog

The increase in Diversified Industrial Segment backlog in 2023 was primarily due to the addition of Meggitt backlog, partially offset by shipments exceeding orders in both the North American and International businesses. Excluding the addition of Meggitt backlog, North American and International businesses accounted for approximately 60 percent and 40 percent of the change, respectively. Within the International business, the Asia Pacific region, Europe and Latin America accounted for approximately 80 percent, 15 percent, and five percent of the change, respectively.

The increase in Diversified Industrial Segment backlog in 2022 was primarily due to orders exceeding shipments in both the North American and International businesses. Backlog within the North American and International businesses accounted for approximately 75 percent and 25 percent of the change, respectively. Within the International business, the Asia Pacific region, Europe and Latin America accounted for approximately 60 percent, 30 percent, and 10 percent of the change, respectively.

Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

Aerospace Systems Segment

(dollars in millions)		2023		2022		2021
Sales	$	4,360	$	2,520	$	2,388
Operating income		562		501		403
Operating income as a percent of sales		12.9 %		19.9 %		16.9 %
Backlog	$	6,201	$	3,340	$	3,264

Sales

Aerospace Systems Segment sales in 2023 increased compared to prior-year primarily due to the addition of Meggitt sales of $1.6 billion. Sales also increased compared to 2022 due to higher volume in the commercial OEM and aftermarket businesses, partially offset by lower military OEM and aftermarket volume. The increase in sales was partially offset by divestitures during 2023.

Sales in 2022 were higher than the 2021 level primarily due to higher commercial aftermarket and OEM volume, partially offset by lower military OEM and aftermarket volume.

Operating Margin

Aerospace Systems Segment operating margin decreased in 2023 primarily due to acquisition-related expenses, including higher estimated amortization and depreciation expense associated with the preliminary fair value estimates of intangible assets, plant and equipment, and inventory, as well as acquisition integration charges. Additionally, higher commercial OEM volume, an increase in contract loss reserves related to certain commercial OEM programs, challenges created by the disruption within the supply chain and labor markets and higher engineering development expenses also contributed to the lower operating margin. These factors were partially offset by higher commercial aftermarket volume and cost containment initiatives.

Aerospace Systems Segment operating margin increased in 2022 primarily due to higher sales volume, favorable commercial aftermarket product mix, higher aftermarket profitability as well as lower unfunded engineering development expenses. These benefits were partially offset by challenges created by the ongoing inflationary environment, disruption within the supply chain and labor markets as well as unfavorable commercial OEM product mix.

Business Realignment

Within the Aerospace Systems Segment, we incurred acquisition integration and business realignment charges of $90 million in 2023. We expect to incur approximately $27 million in business realignment and acquisition integration charges in 2024. However, continually changing business conditions could impact the ultimate costs we incur.

During 2022, we incurred $7 million of expense within the Aerospace Systems Segment as a result of our exit of business operations in Russia. These charges primarily consist of write-downs of inventory and other working capital items.

Backlog

The increase in Aerospace Systems Segment backlog in 2023 was primarily due to the addition of Meggitt backlog as well as orders exceeding shipments in the commercial OEM and aftermarket businesses and the military OEM and aftermarket businesses.

The increase in backlog in 2022 was primarily due to orders exceeding shipments in the commercial OEM and aftermarket businesses, partially offset by shipments exceeding orders in the military OEM and aftermarket businesses.

Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

Corporate general & administrative expenses

(dollars in millions)		2023		2022		2021
Expense (income)						
Corporate general and administrative expense	$	230	$	220	$	178
Corporate general and administrative expense, as a percent of sales		1.2 %		1.4 %		1.2 %

Corporate general and administrative expenses increased in 2023 primarily due to higher net expense from the Company's incentive compensation programs and higher professional fees. These expenses were partially offset by lower expenses relating to the Company's deferred compensation plan and related investments. The increase in 2022 was primarily due to higher net expense from the Company's deferred compensation plan and related investments, higher professional fees and related expenses as well as higher incentive compensation expense. These expenses were partially offset by lower pension expense.

Other expense (income) (in Business Segments)

(dollars in millions)		2023		2022		2021
Expense (income)						
Foreign currency transaction loss (gain)	$	46	$	(40)	$	(11)
Stock-based compensation		78		63		61
Pensions		(67)		(16)		22
Acquisition-related expenses		114		96		5
Loss on deal-contingent forward contracts		390		1,015		—
Gain on disposal of assets		(363)		(7)		(109)
Interest income		(46)		(10)		(7)
Russia liquidation		—		7		—
Other items, net		(1)		(2)		2
	$	151	$	1,106	$	(37)

Foreign currency transaction loss (gain) primarily relates to the impact of exchange rates on cash, forward contracts, certain cross currency swap contracts and intercompany transactions. During 2023, it also includes foreign currency transaction loss associated with completing the Acquisition.

Acquisition-related expenses include Bridge Credit Agreement financing fees and transaction costs related to the Acquisition. Refer to Notes 3 and 10 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Loss on deal-contingent forward contracts includes losses on the deal-contingent forward contracts related to the Acquisition. Refer to Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Gain on disposal of assets includes a gain on the sale of the aircraft wheel and brake business within the Aerospace Systems Segment of approximately $374 million in 2023 and a gain of $101 million on the sale of land in 2021. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

We believe that we are great generators and deployers of cash. We assess our liquidity in terms of our ability to generate cash to fund our operations and meet our strategic capital deployment objectives, which include the following:

- Continuing our record annual dividend increases
- Investing in organic growth and productivity
- Strategic acquisitions that strengthen our portfolio
- Offset share dilution through 10b5-1 share repurchase program

Cash Flows

A summary of cash flows follows:

(dollars in millions)		2023		2022		2021
Cash provided by (used in):						
Operating activities	$	2,980	$	2,442	$	2,575
Investing activities		(8,177)		(419)		—
Financing activities		(971)		3,916		(2,623)
Effect of exchange rates		(5)		(24)		96
Net (decrease) increase in cash and cash equivalents and restricted cash	$	(6,173)	$	5,915	$	48

Cash flows from operating activities were $2,980 million in 2023, $2,442 million in 2022 and $2,575 million in 2021. The increase of $538 million in 2023 and decrease of $133 million in 2022 were primarily related to net changes in cash provided by accounts receivable, inventories, and accounts payable, trade. We continue to focus on managing inventory and other working capital requirements. Cash flows from operating activities for 2023 were negatively impacted by acquisition-transaction expenses.

- Days sales outstanding relating to trade receivables for the Company was 51 days in 2023, 51 days in 2022, and 50 days in 2021.

- Days supply of inventory on hand was 85 days in 2023, 77 days in 2022, and 75 days in 2021.

Cash flows from investing activities in 2023, 2022, and 2021 were impacted by the following factors:

- Payment for the Acquisition, net of cash acquired, of $7.1 billion in 2023.

- Payments to settle the deal-contingent forward contracts of $1.4 billion in 2023.

- Net maturities of marketable securities of $19 million in 2023 compared to $4 million in 2022 and $45 million in 2021.

- Capital expenditures of $381 million in 2023 compared to $230 million in 2022 and $210 million in 2021.

- Net proceeds from the sale of the aircraft wheel and brake business of approximately $443 million in 2023.

- Net proceeds from the sale of land of approximately $111 million in 2021.

- Cash collateral received of $250 million in 2023 that was paid in 2022 per the credit support annex ("CSA") attached to the deal-contingent forward contracts. Refer to Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Cash flows from financing activities in 2023, 2022, and 2021 were impacted by the following factors:

- Repurchases of 0.7 million common shares for $200 million during 2023 compared to repurchases of 1.3 million and 0.3 million common shares for $380 million and $100 million during 2022 and 2021, respectively.

- Proceeds of $2.0 billion from borrowings under the term loan facility (the "Term Loan Facility") in fiscal 2023. Subsequently in fiscal 2023, we made payments totaling $1.1 billion towards the outstanding balance under the Term Loan Facility. Refer to Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

- Payments related to maturity of $300 million aggregate principal amounts of medium term notes in 2023.

- Payments to retire $900 million aggregate principal amount of private placement notes assumed in the Acquisition in Fiscal 2023. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

- Net proceeds from Senior Notes issuances of $3.6 billion in 2022 compared to term loan repayments of $1.2 billion in 2021.

- Net commercial paper borrowings of $358 million in 2023 compared to net commercial paper borrowings of $1.4 billion in 2022 and net commercial paper repayments of $723 million in 2021.

Cash Requirements

We are actively monitoring our liquidity position and remain focused on managing our inventory and other working capital requirements. We are continuing to target two percent of sales for capital expenditures and are prioritizing those related to safety, strategic investments, and sustainability initiatives. We believe that cash generated from operations and our commercial paper program will satisfy our operating needs for the foreseeable future.

We have committed cash outflow related to long-term debt, operating and financing lease agreements, and postretirement benefit obligations. Refer to Notes 10, 11, and 12 respectively, of Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Dividends

Dividends have been paid for 292 consecutive quarters, including a yearly increase in dividends for the last 67 years. The current annual dividend rate is $5.92 per common share.

Share Repurchases

The Company has a program to repurchase its common shares. On October 22, 2014, the Board of Directors of the Company approved an increase in the overall number of shares authorized to repurchase under the program so that, beginning on such date, the aggregate number of shares authorized for repurchase was 35 million. There is no limitation on the number of shares that can be repurchased in a year. Repurchases may be funded primarily from operating cash flows and commercial paper borrowings and the shares are initially held as treasury shares. Refer to Note 13 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Liquidity

Cash, comprised of cash and cash equivalents and marketable securities and other investments, includes $422 million, $465 million, and $467 million held by the Company's foreign subsidiaries at June 30, 2023, 2022, and 2021, respectively. The Company does not permanently reinvest certain foreign earnings. The distribution of these earnings could result in non-federal U.S. or foreign taxes. All other undistributed foreign earnings remain permanently reinvested.

We are currently authorized to sell up to $3.0 billion of short-term commercial paper notes. There were $1.8 billion outstanding commercial paper notes as of June 30, 2023, and the largest amount of commercial paper notes outstanding during the fourth quarter of 2023 was $2.1 billion.

The Company has a line of credit totaling $3.0 billion through a multi-currency revolving credit agreement with a group of banks. As of June 30, 2023, $1.2 billion was available for borrowing under the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The credit agreement supports our commercial paper program, and issuances of commercial paper reduce the amount of credit available under the agreement. During 2023, the Company amended its credit agreement and extended the expiration to June 2028. The Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. The credit agreement requires the payment of an annual facility fee, the amount of which is dependent upon the Company's credit ratings. Although a lowering of the Company's credit ratings would increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings. Refer to Note 9 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

We primarily utilize unsecured medium-term notes and senior notes to meet our financing needs and we expect to continue to borrow funds at reasonable rates over the long term. During 2022, the Company issued $1.4 billion aggregate principal amount of 3.65 percent Senior Notes due June 15, 2024, $1.2 billion aggregate principal amount of 4.25 percent Senior Notes due September 15, 2027, and $1.0 billion aggregate principal amount of 4.50 percent Senior Notes due September 15, 2029 (collectively, the "Senior Notes"). We used proceeds of the Senior Notes to finance a portion of the Acquisition.

The Company's credit agreements and indentures governing certain debt securities contain various covenants, the violation of which would limit or preclude the use of the credit agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. Based on the Company's rating level at June 30, 2023, the most restrictive financial covenant provides that the ratio of debt to debt-shareholders' equity cannot exceed 0.65 to 1.0. At June 30, 2023, the Company's debt to debt-shareholders' equity ratio was 0.55 to 1.0. We are in compliance, and expect to remain in compliance, with all covenants set forth in the credit agreement and indentures.

Our goal is to maintain an investment-grade credit profile. The rating agencies periodically update our credit ratings as events occur. At June 30, 2023, the long-term credit ratings assigned to the Company's senior debt securities by the credit rating agencies engaged by the Company were as follows:

Fitch Ratings	BBB+
Moody's Investor Services, Inc.	Baa1
Standard & Poor's	BBB+

Supply Chain Financing

We continue to identify opportunities to improve our liquidity and working capital efficiency, which includes the extension of payment terms with our suppliers. We currently have supply chain financing ("SCF") programs with financial intermediaries, which provide certain suppliers the option to be paid by the financial intermediaries earlier than the due date on the applicable invoice. We are not a party to the agreements between the participating financial intermediaries and the suppliers in connection with the programs. The range of payment terms we negotiate with our suppliers is consistent, irrespective of whether a supplier participates in the programs. We do not reimburse suppliers for any costs they incur for participation in the programs and their participation is completely voluntary. Amounts due to our suppliers that elected to participate in the SCF programs are included in accounts payable on the Consolidated Balance Sheet. Accounts payable included approximately $85 million and $46 million payable to suppliers who have elected to participate in the SCF programs as of June 30, 2023 and June 30, 2022, respectively. In 2023 and 2022, the amount settled through the SCF programs and paid to participating financial institutions totaled $284 million and $35 million, respectively. The increase in the amount outstanding in the programs from the June 30, 2022 balance is primarily due to the addition of Meggitt's SCF program. We account for payments made under the programs in the same manner as our other accounts payable, which is a reduction to our cash flows from operations. We do not believe that changes in the availability of supply chain financing will have a significant impact on our liquidity.

Strategic Acquisitions

Upon announcing the Acquisition on August 2, 2021, the Company entered into the Bridge Credit Agreement where lenders committed to provide senior, unsecured financing in the aggregate principal amount of £6.5 billion. In July 2022, after consideration of an escrow balance designated for the Acquisition and funds available under the $2.0 billion Term Loan Facility, we reduced the aggregate committed principal amount of the Bridge Credit Agreement to zero, and the Bridge Credit Agreement was terminated.

During September 2022, the Company fully drew against the $2.0 billion Term Loan Facility, which will mature in September 2025, to finance a portion of the Acquisition. Subsequently, during the year we made principal payments totaling $1.1 billion related to the Term Loan Facility. Refer to Note 10 of the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

On September 12, 2022, we completed the acquisition of all outstanding ordinary shares of Meggitt for 800 pence per share, resulting in an aggregate cash purchase price of $7.2 billion, including the assumption of debt. We funded the purchase using cash and net proceeds from the issuance of senior notes and commercial paper and the Term Loan Facility, which were accumulated in an escrow account designated for the Acquisition. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Upon closing the Acquisition, we settled the deal-contingent forward contracts entered into during October 2021 to mitigate the risk of appreciation in the GBP-denominated purchase price. These deal-contingent forward contracts had an aggregate notional amount of £6.4 billion. Refer to the Cash Flows section above and Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

On April 11, 2022, the European Commission cleared the Acquisition, conditional on full compliance with commitments offered by Parker, including a commitment to divest its aircraft wheel and brake business within the Aerospace Systems Segment. In accordance with these commitments, we sold the aircraft wheel and brake business in September 2022 for proceeds of $443 million. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

Revenue Recognition - Revenues are recognized when control of performance obligations, which are distinct goods or services within the contract, is transferred to the customer. Control is transferred when the customer has the ability to direct the use of and obtain the benefits from the goods or services. A majority of our revenues are recognized at a point in time when control is transferred to the customer, which is generally at the time of shipment. However, a portion of our revenues are recognized over time if the customer simultaneously receives control as we perform work under a contract, if the customer controls the asset as it is being produced, or if the product has no alternative use and we have a contractual right to payment.

For contracts where revenue is recognized over time, we use the cost-to-cost or units of delivery method depending on the nature of the contract, including length of production time. The estimation of costs and efforts expended requires management's judgment due to the duration of the contractual agreements as well as the technical nature of the products involved. Adjustments to these estimates are made on a consistent basis and a contract reserve is established when the estimated costs to complete a contract exceed the expected contract revenues.

When there are multiple performance obligations within a contract, the transaction price is allocated to each performance obligation based on its standalone selling price. The primary method used to estimate a standalone selling price is the price observed in standalone sales to customers for the same product or service. Revenue is recognized when control of the individual performance obligations is transferred to the customer.

We consider the contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price. Variable consideration is included in the estimated transaction price when there is a basis to reasonably estimate the amount, including whether the estimate should be constrained in order to avoid a significant reversal of revenue in a future period. These estimates are based on historical experience, anticipated performance under the terms of the contract and our best judgment at the time.

Impairment of Goodwill and Long-Lived Assets - We test goodwill for impairment at the reporting unit level on an annual basis and between annual tests whenever events or circumstances indicate the carrying value of a reporting unit may exceed its fair value. Our five reporting units are equivalent to our operating segments. As quoted market prices are not available for our reporting units, determining whether an impairment occurred requires the valuation of the respective reporting unit, which is estimated using both income-based and market-based valuation methods. The income-based valuation method utilizes a discounted cash flow model which requires several assumptions, including future sales growth and operating margin levels as well as assumptions regarding future industry-specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions in the discounted cash flow analysis. Within the discounted cash flow models, the Company uses a discount rate, commensurate with its cost of capital but adjusted for inherent business risks, and an appropriate terminal growth factor. The market-based valuation performed for each reporting unit includes an analysis consisting of market-adjusted multiples based on key data points for guideline public companies. We also reconcile the estimated aggregate fair value of our reporting units resulting from these procedures to our overall market capitalization.

At December 31, 2022, the Company performed its annual goodwill impairment test for each of its five reporting units. The results of this test indicated the fair value substantially exceeded carrying value for all reporting units. We continually monitor our reporting units for impairment indicators and update assumptions used in the most recent calculation of a reporting unit's fair value as appropriate.

Long-lived assets held for use, which primarily includes finite-lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During 2023, the Company did not record any material impairments related to long-lived assets.

Pensions - The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term rate of return on plan assets, increases in compensation levels and amortization periods for actuarial gains and losses. Assumptions are determined based on Company data and appropriate market indicators and are evaluated each year as of the plans' measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements.

For the Company's domestic qualified defined benefit plan, a 50 basis point change in the assumed long-term rate of return on plan assets is estimated to have an $18 million effect on annual pension expense and a 50 basis point decrease in the discount rate is estimated to decrease annual pension expense by $3 million. As of June 30, 2023, $342 million of past years' net actuarial losses related to the Company's domestic qualified defined benefit plan are subject to amortization in the future. These losses will generally be amortized over approximately seven years and will negatively affect earnings in the future. Any actuarial gains experienced in future years will help offset the effect of the net actuarial loss amortization. Further information on pensions is provided in Note 12 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Business Combinations - From time to time, we may enter into business combinations. Business acquisitions are accounted for using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In the fair value evaluation of intangible assets acquired, there are significant estimates and assumptions, including forecasts of future cash flows, revenues; and earnings before interest, taxes, depreciation and amortization; as well as the selection of the royalty rates and discount rates. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations.

Income Taxes - Significant judgment is required in determining the Company's income tax expense and in evaluating tax positions. Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Factors considered by the Company in determining the probability of realizing deferred income tax assets include forecasted operating earnings, available tax planning strategies and the time period over which the temporary differences will reverse. The Company reviews its tax positions on a regular basis and adjusts the balances as new information becomes available. For those tax positions where it is more likely than not that a tax benefit will be sustained, the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon examination by a taxing authority that has full knowledge of all relevant information will be recorded. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements. Further information on income taxes is provided in Note 5 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Loss Contingencies - The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability and litigation reserves. Establishing loss accruals for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. We review these loss accruals periodically and make adjustments to reflect the most recent facts and circumstances.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements are described in Note 1 to the Consolidated Financial Statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

A substantial portion of our operations are conducted by our subsidiaries outside of the U.S. in currencies other than the U.S. dollar. Most of our non-U.S. subsidiaries conduct their business primarily in their local currencies, which are also their functional currencies. Foreign currency exposures arise from translation of foreign-denominated assets and liabilities into U.S. dollars and from transactions denominated in a currency other than the subsidiary's functional currency. Although the amount of this activity has increased with the Acquisition, we expect to continue to manage the associated foreign currency transaction and translation risk using existing processes.

The Company manages foreign currency transaction and translation risk by utilizing derivative and non-derivative financial instruments, including forward exchange contracts, deal-contingent forward contracts, costless collar contracts, cross-currency swap contracts and certain foreign currency denominated debt designated as net investment hedges. The derivative financial instrument contracts are with major investment grade financial institutions and we do not anticipate any material non-performance by any of the counterparties. We do not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized on the Consolidated Balance Sheet as either assets or liabilities and are measured at fair value. Further information on the fair value of these contracts is provided in Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K. Derivatives that are not designated as hedges are adjusted to fair value by recording gains and losses through the Consolidated Statement of Income. Derivatives that are designated as hedges are adjusted to fair value by recording gains and losses through accumulated other comprehensive (loss) in the Consolidated Balance Sheet until the hedged item is recognized in earnings. For cross-currency swaps measured using the spot method, the periodic interest settlements are recognized directly in earnings through interest expense. The translation of the foreign currency denominated debt that has been designated as a net investment hedge is recorded in accumulated other comprehensive (loss) and remains there until the underlying net investment is sold or substantially liquidated.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. At June 30, 2023, our debt portfolio included $875 million of variable rate debt, exclusive of commercial paper borrowings. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt, including weighted-average commercial paper borrowings during 2023, by approximately $25 million.

ITEM 8. **Financial Statements and Supplementary Data.**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Parker-Hannifin Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Parker-Hannifin Corporation and subsidiaries (the "Company") as of June 30, 2023 and 2022, the related consolidated statements of income, comprehensive income, cash flows, and equity, for each of the three years in the period ended June 30, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Meggitt plc ("Meggitt"), which was acquired on September 12, 2022, and whose financial statements constitute approximately 36% of total assets and 11% of net sales of the consolidated financial statement amounts as of and for the year ended June 30, 2023. Accordingly, our audit did not include the internal control over financial reporting at Meggitt.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue — Refer to Notes 1 and 2 to the financial statements

Critical Audit Matter Description

The Company is a highly diversified manufacturer with revenue derived from the sales of products in a variety of industrial and aerospace markets. The Company's business activities are carried out by numerous individual business units, which offer unique technology and product platforms in over forty countries globally to more than 500,000 customers.

We identified revenue recorded as a result of product shipments as a critical audit matter due to the geographic dispersion of the Company's operations and business units generating revenue. Extensive audit effort is performed due to the volume of the underlying transactions and number of individual business units. High levels of auditor judgment were necessary to determine the nature, timing, and extent of audit procedures performed to audit revenue recorded as a result of product shipments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's revenue transactions generated from product shipments included the following, among others:

- We tested the design and effectiveness of internal controls within the revenue business processes, including controls over revenue recognition and controls over the review of operating results.

- We performed transaction testing for revenue populations subject to detail testing by agreeing the amounts recorded as revenue to source documents and determined that revenue was recognized appropriately.

- We tested the completeness of revenue for revenue populations subject to detail testing, by making selections from a reciprocal population such as a sales order listing and determined whether the product included in the sales order was appropriately recorded as a sale in the general ledger.

- We performed substantive analytical procedures to extend our testing from an interim date to the end of the fiscal year for revenue transactions not subject to detail transaction testing. We developed independent expectations of revenue based on data derived from the results of our detail revenue testing and compared these expectations to the revenue recorded by management.

Acquisition — Meggitt — Valuation of intangible assets — Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of Meggitt for $7.2 billion on September 12, 2022. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the Company allocated the purchase price, on a preliminary basis, to the assets acquired and liabilities assumed based on their estimated fair value and recorded $5.7 billion of intangible assets composed of customer-related intangible assets, technology, and trade names.

Management estimated the fair value of these intangible assets utilizing an income approach. The fair value determination of the customer-related intangible assets, technology, and trade names required management to make several significant assumptions related to the forecasts of revenue growth rates, and earnings before interest, taxes, depreciation, and amortization ("EBITDA") margins as well as the selection of royalty and discount rates.

We identified the valuation of Meggitt acquisition customer-related intangible assets, technology, and trade names as a critical audit matter because of the significant assumptions management makes to estimate the fair value of these assets. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of revenue growth rates and EBITDA margins, the selection of valuation methodologies utilized, and the selection of royalty rates and discount rates for the intangible assets included the following, among others:

- We evaluated the design and operating effectiveness of controls over the valuation of the intangible assets acquired, including management's controls over the forecasts of revenue growth rates and EBITDA margins and selection of the royalty and discount rates.

- We assessed the reasonableness of management's forecasts of revenue growth rates and EBITDA margins by comparing the projections to historical results, actual results to date and external market sources, and evaluated whether the estimated revenue growth rates were consistent with evidence obtained in other areas of the audit.

- We performed qualitative and quantitative analyses to identify the assumptions that would significantly impact the overall valuation of the intangible assets acquired. The assumptions identified included (1) revenue growth rates, (2) EBITDA margins, (3) royalty rates and (4) discount rates.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodologies and (2) the selection of the royalty and discount rates selected by:

  - Testing the source information underlying the determination of the royalty and discount rates.

  - Comparing the selected royalty and discount rates to market data for comparable rates.

  - Testing the mathematical accuracy of the calculations.

  - Developing a range of independent estimates and comparing those to the royalty and discount rates selected by management.

  - Comparing the valuation methodologies applied to acceptable valuation methodologies for the valuation of intangible assets

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
August 24, 2023

We have served as the Company's auditor since 2008.

CONSOLIDATED STATEMENT OF INCOME

	For the years ended June 30,		
(Dollars in thousands, except per share amounts)	2023	2022*	2021*
Net Sales	$ 19,065,194	$ 15,861,608	$ 14,347,640
Cost of sales	12,635,892	10,550,309	9,604,522
Selling, general and administrative expenses	3,354,103	2,504,061	2,383,407
Interest expense	573,894	255,252	250,036
Other expense (income), net	184,167	944,881	(27,950)
Gain on disposal of assets	(362,526)	(7,121)	(109,332)
Income before income taxes	2,679,664	1,614,226	2,246,957
Income taxes	596,128	298,040	500,096
Net Income	2,083,536	1,316,186	1,746,861
Less: Noncontrolling interest in subsidiaries' earnings	600	581	761
Net Income Attributable to Common Shareholders	$ 2,082,936	$ 1,315,605	$ 1,746,100
Earnings per Share Attributable to Common Shareholders			
Basic earnings per share	$ 16.23	$ 10.24	$ 13.54
Diluted earnings per share	$ 16.04	$ 10.09	$ 13.35

*Years ended June 30, 2022 and 2021 amounts have been reclassified to reflect the income statement reclassification, as described in Note 1 to the Consolidated Financial Statements.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the years ended June 30,		
(Dollars in thousands)	2023	2022	2021
Net Income	$ **2,083,536**	$ 1,316,186	$ 1,746,861
Less: Noncontrolling interests in subsidiaries' earnings	**600**	581	761
Net income attributable to common shareholders	**2,082,936**	1,315,605	1,746,100
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustment and other (net of tax of $(38,322), $(3,236) and $(3,664) in 2023, 2022 and 2021, respectively)	**186,721**	(284,732)	328,792
Retirement benefits plan activity (net of tax of $(26,019), $(95,574) and $(205,845) in 2023, 2022 and 2021, respectively)	**63,299**	306,735	664,076
Other comprehensive income (loss)	**250,020**	22,003	992,868
Less: Other comprehensive (loss) income for noncontrolling interests	**(306)**	(1,526)	720
Other comprehensive income (loss) attributable to common shareholders	**250,326**	23,529	992,148
Total Comprehensive Income Attributable to Common Shareholders	$ **2,333,262**	$ 1,339,134	$ 2,738,248

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(Dollars in thousands)

June 30,		2023		2022
Assets				
Current Assets				
Cash and cash equivalents	$	**475,182**	$	535,799
Marketable securities and other investments		**8,390**		27,862
Trade accounts receivable, net		**2,827,297**		2,341,504
Non-trade and notes receivable		**309,167**		543,757
Inventories		**2,907,879**		2,214,553
Prepaid expenses and other		**306,314**		6,383,169
Total Current Assets		**6,834,229**		12,046,644
Property, plant and equipment		**6,865,545**		5,897,955
Less: Accumulated depreciation		**4,000,515**		3,775,197
Property, plant and equipment, net		**2,865,030**		2,122,758
Deferred income taxes		**81,429**		110,585
Investments and other assets		**1,104,576**		788,057
Intangible assets, net		**8,450,614**		3,135,817
Goodwill		**10,628,594**		7,740,082
Total Assets	$	**29,964,472**	$	25,943,943
Liabilities and Equity				
Current Liabilities				
Notes payable and long-term debt payable within one year	$	**3,763,175**	$	1,724,310
Accounts payable, trade		**2,050,934**		1,731,925
Accrued payrolls and other compensation		**651,319**		470,132
Accrued domestic and foreign taxes		**374,571**		250,292
Other accrued liabilities		**895,371**		1,682,659
Total Current Liabilities		**7,735,370**		5,859,318
Long-term debt		**8,796,284**		9,755,825
Pensions and other postretirement benefits		**551,510**		639,939
Deferred income taxes		**1,649,674**		307,044
Other liabilities		**893,355**		521,897
Total Liabilities		**19,626,193**		17,084,023
Equity				
Shareholders' Equity				
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued		**—**		—
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2023 and 2022		**90,523**		90,523
Additional capital		**305,522**		327,307
Retained earnings		**17,041,502**		15,661,808
Accumulated other comprehensive (loss)		**(1,292,872)**		(1,543,198)
Treasury shares at cost: 52,613,046 in 2023 and 52,594,956 in 2022		**(5,817,787)**		(5,688,429)
Total Shareholders' Equity		**10,326,888**		8,848,011
Noncontrolling interests		**11,391**		11,909
Total Equity		**10,338,279**		8,859,920
Total Liabilities and Equity	$	**29,964,472**	$	25,943,943

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)		For the years ended June 30,				
		2023		2022		2021
Cash Flows From Operating Activities						
Net income	$	**2,083,536**	$	1,316,186	$	1,746,861
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation		**317,416**		257,314		269,943
Amortization		**500,713**		314,450		325,447
Stock incentive plan compensation		**142,720**		137,093		121,483
Deferred income taxes		**91,865**		(351,201)		(51,500)
Foreign currency transaction loss (gain)		**45,647**		(39,987)		(10,948)
Loss (gain) on disposal of property, plant and equipment		**3,819**		(5,727)		(109,332)
Gain on sale of businesses		**(366,345)**		(1,394)		—
Gain on investments		**(4,690)**		(3,972)		(12,616)
(Gain) loss on marketable securities		**(1,486)**		5,131		(11,570)
Other		**25,524**		70,443		14,424
Changes in assets and liabilities, net of effects from acquisitions and divestitures:						
Accounts receivable, net		**(16,675)**		(179,126)		(298,511)
Inventories		**53,124**		(212,134)		(85,597)
Prepaid expenses and other		**1,550**		37,630		(25,508)
Other assets		**(109,032)**		(11,167)		(8,779)
Accounts payable, trade		**91,551**		131,384		526,781
Accrued payrolls and other compensation		**87,375**		(15,524)		72,412
Accrued domestic and foreign taxes		**102,476**		32,514		36,552
Other accrued liabilities		**112,822**		999,831		11,397
Pensions and other postretirement benefits		**(109,481)**		1,822		17,875
Other liabilities		**(72,499)**		(41,836)		46,187
Net cash provided by operating activities		**2,979,930**		2,441,730		2,575,001
Cash Flows From Investing Activities						
Acquisitions (net of cash acquired of $89,704 in 2023)		**(7,146,110)**		—		—
Capital expenditures		**(380,747)**		(230,044)		(209,957)
Proceeds from sale of property, plant and equipment		**13,244**		39,353		140,590
Proceeds from sale of businesses		**473,207**		3,366		—
Purchase of marketable securities and other investments		**(37,791)**		(27,895)		(34,809)
Maturities and sales of marketable securities and other investments		**56,786**		31,809		79,419
Payments of deal-contingent forward contracts		**(1,405,418)**		—		—
Other		**250,017**		(235,426)		24,744
Net cash used in investing activities		**(8,176,812)**		(418,837)		(13)
Cash Flows From Financing Activities						
Proceeds from exercise of stock options		**3,476**		2,831		4,684
Payments for common shares		**(297,323)**		(460,056)		(218,818)
Proceeds from (payments of) notes payable, net		**357,636**		1,422,026		(723,496)
Proceeds from long-term borrowings		**2,023,400**		3,598,056		1,213
Payments for long-term borrowings		**(2,340,566)**		(18,737)		(1,211,748)
Financing fees paid		**(13,605)**		(58,629)		—
Dividends paid		**(704,054)**		(569,855)		(475,174)
Net cash (used in) provided by financing activities		**(971,036)**		3,915,636		(2,623,339)
Effect of exchange rate changes on cash		**(4,776)**		(23,770)		95,954
Net (decrease) increase in cash and cash equivalents and restricted cash		**(6,172,694)**		5,914,759		47,603
Cash, cash equivalents and restricted cash at beginning of year		**6,647,876**		733,117		685,514
Cash, cash equivalents and restricted cash at end of year	$	**475,182**	$	6,647,876	$	733,117
Supplemental Data:						
Cash paid during the year for:						
Interest	$	**464,701**	$	240,313	$	236,979
Income taxes		**411,440**		549,223		485,885

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF EQUITY

(Dollars in thousands)	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2020	$ **90,523**	$ **416,585**	$ **13,643,907**	$ **(2,558,875)**	$ **(5,364,916)**	$ **14,546**	$ **6,241,770**
Net income			1,746,100			761	1,746,861
Other comprehensive income				992,148		720	992,868
Dividends paid ($3.67 per share)			(474,510)			(664)	(475,174)
Stock incentive plan activity		(86,966)			94,311		7,345
Shares purchased at cost					(100,000)		(100,000)
Balance June 30, 2021	$ **90,523**	$ **329,619**	$ **14,915,497**	$ **(1,566,727)**	$ **(5,370,605)**	$ **15,363**	$ **8,413,670**
Net income			1,315,605			581	1,316,186
Other comprehensive income (loss)				23,529		(1,526)	22,003
Dividends paid ($4.42 per share)			(569,294)			(561)	(569,855)
Stock incentive plan activity		(2,312)			62,510		60,198
Liquidation activity						(1,948)	(1,948)
Shares purchased at cost					(380,334)		(380,334)
Balance June 30, 2022	$ **90,523**	$ **327,307**	$ **15,661,808**	$ **(1,543,198)**	$ **(5,688,429)**	$ **11,909**	$ **8,859,920**
Net income			2,082,936			600	**2,083,536**
Other comprehensive income (loss)				250,326		(306)	**250,020**
Dividends paid ($5.47 per share)			(703,242)			(812)	**(704,054)**
Stock incentive plan activity		(21,785)			70,641		**48,856**
Shares purchased at cost					(199,999)		**(199,999)**
Balance June 30, 2023	$ **90,523**	$ **305,522**	$ **17,041,502**	$ **(1,292,872)**	$ **(5,817,787)**	$ **11,391**	**$10,338,279**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts or as otherwise noted)

The term "year" and references to specific years refer to the applicable fiscal years.

1.   Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations - The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets. We evaluate performance based on segment operating income before corporate administrative expenses, interest expense and income taxes.

There are no individual customers to whom sales are more than four percent of the Company's consolidated sales. Due to our diverse group of customers throughout the world, we do not consider ourself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of our products and geographic operations mitigate the risk that adverse changes with respect to any particular product and geographic operation would materially affect our operating results.

Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification - Certain prior-year amounts in the Consolidated Statement of Income have been reclassified to conform to the current-year presentation. Effective July 1, 2022, we began classifying certain expenses, previously classified as cost of sales, as selling, general and administrative expenses ("SG&A") or within other expense (income), net. During the integration of recently acquired businesses, the Company has seen diversity in practice of the classification of certain expenses, and the reclassification was made to better align the presentation of expenses on the Consolidated Statement of Income with management's internal reporting. The expenses reclassified from cost of sales to SG&A relate to certain administrative activities conducted in production facilities and research and development. Foreign currency transaction expense was also reclassified from cost of sales to other expense (income), net on the Consolidated Statement of Income. These reclassifications had no impact on net income, earnings per share, cash flows, segment reporting or the financial position of the Company.

For the year ended June 30, 2022, the reclassification resulted in a decrease of $837 million to cost of sales, an increase of $877 million to SG&A, and a decrease of $40 million to other expense (income), net. For the year ended June 30, 2021 the reclassification resulted in a decrease of $845 million to cost of sales, an increase of $856 million to SG&A, and a decrease of $11 million to other expense (income), net.

Basis of Consolidation - The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the business segment information, inter-segment and inter-area sales have been eliminated.

Revenue Recognition - Revenues are recognized when control of performance obligations, which are distinct goods or services within the contract, is transferred to the customer. Control is transferred when the customer has the ability to direct the use of and obtain the benefits from the goods or services. When revenue is recognized at a point in time, control generally transfers at time of shipment. Revenues are recognized over time if the customer simultaneously receives control as the Company performs work under a contract, if the customer controls the asset as it is being produced, or if the product produced for the customer has no alternative use and the Company has a contractual right to payment.

For contracts where revenue is recognized over time, we use the cost-to-cost, efforts expended or units of delivery method depending on the nature of the contract, including length of production time. The estimation of these costs and efforts expended requires judgment on the part of management due to the duration of the contractual agreements as well as the technical nature of the products involved. We make adjustments to these estimates on a consistent basis and establish a contract reserve when the estimated costs to complete a contract exceed the expected contract revenues.

A contract's transaction price is allocated to each distinct performance obligation. When there are multiple performance obligations within a contract, the transaction price is allocated to each performance obligation based on its standalone selling price. The primary method used to estimate a standalone selling price is the price observed in standalone sales to customers of the same product or service. Revenue is recognized when control of the individual performance obligations is transferred to the customer.

We consider the contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price. Variable consideration primarily includes prompt pay discounts, rebates and volume discounts and is included in the estimated transaction price when there is a basis to reasonably estimate the amount, including whether the estimate should be constrained in order to avoid a significant reversal of revenue in a future period. These estimates are based on historical experience, anticipated performance under the terms of the contract and our best judgment at the time.

Payment terms vary by customer and the geographic location of the customer. The time between when revenue is recognized and payment is due is not significant. Our contracts with customers generally do not include significant financing components or noncash consideration.

Taxes collected from customers and remitted to governmental authorities are excluded from revenue. Shipping and handling costs are treated as fulfillment costs and are included in cost of sales. The costs to obtain a contract where the amortization period for the related asset is one year or less are expensed as incurred.

There is generally no unilateral right to return products. The Company primarily offers an assurance-type standard warranty that the product will conform to certain specifications for a defined period of time or usage after delivery. This type of warranty does not represent a separate performance obligation.

Cash - Cash equivalents consist of short-term, highly liquid investments with a maturity of three months or less. These investments are carried at cost plus accrued interest and are readily convertible into cash.

Marketable Securities and Other Investments - Consist of short-term, highly liquid investments with stated maturities of greater than three months from the date of purchase, which are carried at cost plus accrued interest. Marketable securities and other investments also include investments in equity securities which are carried at fair value. Changes in fair value related to equity securities are recorded in net income. We have the ability to liquidate these investments after giving appropriate notice to the issuer.

Trade Accounts Receivable, Net - Trade accounts receivable are initially recorded at their net collectible amount and are generally recorded at the time the revenue from the sales transaction is recorded. We evaluate the collectibility of our receivables based on historical experience and current and forecasted economic conditions based on management's judgment. Additionally, receivables are written off to bad debt when management makes a final determination of uncollectibility. Allowance for credit losses was $32 million and $10 million at June 30, 2023 and 2022, respectively. The increase in the allowance for credit losses from the June 30, 2022 amount is primarily due to the Acquisition.

Non-Trade and Notes Receivable - The non-trade and notes receivable caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,		2023		2022
Notes receivable	$	102,288	$	103,558
Cash collateral receivable[a]		—		250,000
Accounts receivable, other		206,879		190,199
Total	$	309,167	$	543,757

[a] The cash collateral receivable relates to the deal-contingent forward contracts. Refer to Note 16 for further discussion.

Property, Plant and Equipment and Depreciation - Property, plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings, 15 years for land improvements and building equipment, seven to 10 years for machinery and equipment, and three to eight years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When property, plant and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

The property, plant and equipment caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,		2023		2022
Land and land improvements	$	385,376	$	322,024
Buildings and building equipment		2,051,546		1,783,805
Machinery and equipment		4,086,334		3,588,106
Construction in progress		342,289		204,020
Total	$	6,865,545	$	5,897,955

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings and amounted to $297 million and $314 million at June 30, 2023 and 2022, respectively. A significant portion of the underlying net assets of the joint ventures are related to goodwill. The Company's share of earnings from investments in joint-venture companies were $124 million, $76 million and $41 million in 2023, 2022 and 2021, respectively.

Intangible Assets - Intangible assets primarily include patents and technology, trade names and customer relationships and contracts and are recorded at cost and amortized on a straight-line method. Patents and technology are amortized over the shorter of their remaining useful or legal life. Trade names are amortized over the estimated time period over which an economic benefit is expected to be received. Customer relationships are amortized over a period based on anticipated customer attrition rates or contractual lives. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Goodwill - The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would, more likely than not, reduce the fair value of a reporting unit below its carrying value.

Income Taxes - Income taxes are provided based upon income for financial reporting purposes. Taxes related to Global Intangible Low-Taxed Income ("GILTI") are treated as a current period expense when incurred. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise. We recognize accrued interest related to unrecognized tax benefits in income tax expense. Penalties, if incurred, are recognized in income tax expense. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Income tax effects resulting from adjusting temporary differences recorded in accumulated other comprehensive (loss) are released when the circumstances on which they are based cease to exist.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in accumulated other comprehensive (loss). Such adjustments will affect net income only upon sale or liquidation of the underlying foreign investments. Exchange (gains) losses from transactions in a currency other than the local currency of the entity involved are included within the other expense (income), net caption in the Consolidated Statement of Income and were $46 million, $(40) million and $(11) million, in 2023, 2022 and 2021, respectively.

Business Combinations - From time to time, we may enter into business combinations. Business acquisitions are accounted for using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Transaction costs associated with these acquisitions are expensed as incurred.

Subsequent Events - We evaluated subsequent events that have occurred through the date of filing of this Annual Report on Form 10-K for the year ended June 30, 2023. No subsequent events occurred that required adjustment to or disclosure in these financial statements.

Recent Accounting Pronouncements - In November 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-10, "Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance", which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity's financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The new guidance is effective for all entities for annual reporting periods beginning after December 15, 2021; however, early adoption is permitted. The guidance may be applied either prospectively to all in-scope transactions that are reflected in the financial statements at the date of initial application and to new transactions that are entered into after the date of initial application, or retrospectively. The Company prospectively adopted this standard during the fourth quarter of fiscal 2023 with no material impact on its consolidated financial statements and related disclosures.

In September 2022, the FASB issued ASU 2022-04, "Liabilities—Supplier Finance Programs (Topic 405-50), Disclosure of Supplier Finance Program Obligations" ("ASU 2022-04"). ASU 2022-04 requires quantitative and qualitative disclosures about the key terms of supplier finance programs, an annual rollforward of obligations to finance providers, and interim disclosure of obligations as of each reporting period presented. ASU 2022-04 is effective for all entities for fiscal years beginning after December 15, 2022, on a retrospective basis, including interim periods within those fiscal years, except for the requirement to disclose rollforward information, which is effective prospectively for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements and does not expect it to be material.

2.   Revenue recognition

Revenue is derived primarily from the sale of products in a variety of mobile, industrial and aerospace markets. A majority of the Company's revenues are recognized at a point in time. However, a portion of the Company's revenues are recognized over time.

Disaggregation of revenue

Revenue from contracts with customers is disaggregated by technology platforms for the Diversified Industrial Segment, by product platforms for the Aerospace Systems Segment and by geographic location for the total Company.

The Diversified Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Contracts consist of individual purchase orders for standard product, blanket purchase orders and production contracts. Blanket purchase orders are often associated with individual purchase orders and have terms and conditions which are subject to a master supply or distributor agreement. Individual production contracts, some of which may include multiple performance obligations, are typically for products manufactured to the customer's specifications. Revenue in the Diversified Industrial Segment is typically recognized at the time of product shipment, but a portion of revenue may be recognized over time for installation services or in situations where the product has no alternative use and we have an enforceable right to payment.

Diversified Industrial Segment revenues by technology platform:

	2023		2022		2021
Motion Systems	$	3,830,062	$	3,489,431	$	3,081,366
Flow and Process Control		4,939,356		4,616,270		4,108,080
Filtration and Engineered Materials		5,936,275		5,236,345		4,770,713
Total	$	14,705,693	$	13,342,046	$	11,960,159

The Aerospace Systems Segment produces hydraulic, fuel, pneumatic and electro-mechanical systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft. Contracts generally consist of blanket purchase orders and individual long-term production contracts. Blanket purchase orders, which have terms and conditions subject to long-term supply agreements, are typically associated with individual purchase orders. Revenue in the Aerospace Systems Segment is typically recognized at the time of product shipment, but a portion of revenue may be recognized over time in situations where the customer controls the asset as it is produced or the product has no alternative use and we have an enforceable right to payment.

Aerospace Systems Segment revenues by product platform:

	2023	2022	2021
Commercial original equipment manufacturer ("OEM")	$ 1,461,279	$ 889,649	$ 761,679
Commercial aftermarket	1,363,965	514,727	379,438
Military OEM	905,328	705,988	791,245
Military aftermarket	628,929	409,198	455,119
Total	$ 4,359,501	$ 2,519,562	$ 2,387,481

Upon completing the Acquisition, we reviewed the disaggregation of revenue disclosure for the Aerospace Systems Segment and believe that disaggregation by primary market provides more meaningful information than disaggregation by product platform.

Total revenues by geographic region based on the Company's selling operation's location:

	2023	2022	2021
North America	$ 12,689,719	$ 10,216,292	$ 9,046,162
Europe	3,777,507	3,156,024	2,919,025
Asia Pacific	2,379,791	2,290,557	2,215,686
Latin America	218,177	198,735	166,767
Total	$ 19,065,194	$ 15,861,608	$ 14,347,640

The majority of revenues from the Aerospace Systems Segment is generated from sales to customers within North America.

Contract balances

Contract assets and contract liabilities are reported on a contract-by-contract basis. Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. Payments from customers are received based on the terms established in the contract with the customer.

Total contract assets and contract liabilities are as follows:

	2023	2022
Contract assets, current (included within Prepaid expenses and other)	$ 123,705	$ 28,546
Contract assets, noncurrent (included within Investments and other assets)	23,708	794
Total contract assets	147,413	29,340
Contract liabilities, current (included within Other accrued liabilities)	(244,799)	(60,472)
Contract liabilities, noncurrent (included within Other liabilities)	(78,239)	(2,225)
Total contract liabilities	(323,038)	(62,697)
Net contract liabilities	$ (175,625)	$ (33,357)

Net contract liabilities at June 30, 2023 increased from the prior year amount due to timing differences between when revenue was recognized and the receipt of advance payments as well as acquiring Meggitt's contract liabilities in excess of Meggitt's contract assets. During 2023, approximately $47 million of revenue was recognized that was included in the contract liabilities at June 30, 2022.

Remaining performance obligations

Our backlog represents written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release has been agreed to with the customer. We believe our backlog represents our unsatisfied or partially unsatisfied performance obligations. Backlog at June 30, 2023 was $11.0 billion, of which approximately 79 percent is expected to be recognized as revenue within the next 12 months and the balance thereafter.

3.   Acquisitions and Divestitures

Acquisitions

On September 12, 2022, we completed the Acquisition of all the outstanding ordinary shares of Meggitt for 800 pence per share, resulting in an aggregate cash purchase price of $7.2 billion, including the assumption of debt.

Meggitt is a leader in design, manufacturing and aftermarket support of technologically differentiated systems and equipment in aerospace, defense and selected energy markets with annual sales of approximately $2.1 billion for the year ended December 31, 2021. For segment reporting purposes, approximately 82 percent of Meggitt's sales are included in the Aerospace Systems Segment, while the remaining 18 percent are included in the Diversified Industrial Segment.

Assets acquired and liabilities assumed are recognized at their respective fair values as of the date of the Acquisition. The process of estimating the fair values of certain tangible assets, identifiable intangible assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. The following table presents the preliminary estimated fair values of Meggitt's assets acquired and liabilities assumed on the date of the Acquisition. These preliminary estimates are based on available information and may be revised during the measurement period, not to exceed 12 months from the date of the Acquisition, as third-party valuations are finalized, additional information becomes available or as additional analysis is performed. Such revisions may have a material impact on our results of operations and financial position within the measurement period.

	September 12, 2022 (previously reported)		Measurement Period Adjustments		September 12, 2022
Assets:					
Cash and cash equivalents	$	89,704	$	—	$	89,704
Accounts receivable		427,255		(17,613)		409,642
Inventories		833,602		(94,298)		739,304
Prepaid expenses and other		125,763		(23,731)		102,032
Property, plant and equipment, net		675,232		(16,235)		658,997
Deferred income taxes		5,720		28,478		34,198
Other assets		219,472		(38,481)		180,991
Intangible assets		5,418,795		260,405		5,679,200
Goodwill		2,830,845		(41,765)		2,789,080
Total assets acquired	$	10,626,388	$	56,760	$	10,683,148
Liabilities:					
Notes payable and long-term debt payable within one year	$	306,266	$	1,910	$	308,176
Accounts payable, trade		219,780		62		219,842
Accrued payrolls and other compensation		89,226		(2,152)		87,074
Accrued domestic and foreign taxes		—		21,068		21,068
Other accrued liabilities		367,605		(45,565)		322,040
Long-term debt		669,321		42,382		711,703
Pensions and other postretirement benefits		85,899		13,654		99,553
Deferred income taxes		1,274,726		(15,309)		1,259,417
Other liabilities		377,751		40,710		418,461
Total liabilities assumed		3,390,574		56,760		3,447,334
Net assets acquired	$	7,235,814	$	—	$	7,235,814

Goodwill is calculated as the excess of the purchase price over the net assets acquired and represents cost synergies and enhancements to our existing technologies. For tax purposes, Meggitt's goodwill is not deductible. Based upon a preliminary acquisition valuation, we acquired $4.3 billion of customer-related intangible assets, $1.1 billion of technology and $304 million of trade names, each with weighted average estimated useful lives of 22, 21 and 18 years, respectively. These intangible assets were valued using the income approach, which includes significant assumptions around future revenue growth, earnings before interest, taxes, depreciation and amortization, royalty rates and discount rates. Such assumptions are classified as level 3 inputs within the fair value hierarchy.

The fair value of the assets acquired includes $116 million and $91 million of operating and finance lease right-of-use assets, respectively. The fair value of liabilities assumed includes $118 million and $90 million of operating and finance lease liabilities, respectively, of which, $19 million and $1 million of operating and finance lease liabilities, respectively, are current liabilities.

Debt assumed includes $900 million aggregate principal amount of private placement notes with fixed interest rates ranging from 2.78 percent to 3.60 percent, and maturity dates ranging from July 2023 to July 2026. The private placement notes were recorded at fair value at acquisition. In October 2022, we paid off $300 million aggregate principal amount of private placement notes in two tranches pursuant to an offer to noteholders according to change in control provisions. In June 2023, the Company paid the remaining $600 million aggregate principal amount of private placement notes assumed in the Acquisition, which resulted in a $10 million charge recorded in interest expense in the Consolidated Statement of Income associated with the fair value discount.

Upon acquiring Meggitt, we also assumed $134 million of liabilities associated with environmental matters, the liabilities are included within other liabilities. The environmental matters primarily relate to known exposures arising from environmental litigation, investigations and remediation of certain sites for which Meggitt has been identified as a potentially responsible party. The liabilities are based on outcomes of litigation and estimates of the level and timing of remediation costs, including the period of operating and monitoring activities required.

Our consolidated financial statements include the results of operations of Meggitt from the date of acquisition through June 30, 2023. Net sales and segment operating income attributable to Meggitt during 2023 was $2.1 billion and $23 million, respectively. Segment operating income attributable to Meggitt includes estimated amortization and depreciation expense associated with the preliminary fair value estimates of intangible assets, plant and equipment, inventory, as well as acquisition integration charges. Refer to Note 4 for further discussion of acquisition integration charges.

Acquisition-related transaction costs totaled $115 million in 2023. These costs are included in SG&A in the Consolidated Statement of Income.

The following table presents unaudited pro forma information for 2023 and 2022 as if the Acquisition had occurred on July 1, 2021.

(Unaudited)

	2023	2022
Net sales	$ 19,446,524	$ 17,911,409
Net income attributable to common shareholders	1,956,813	1,529,970

The historical consolidated financial information of Parker and Meggitt has been adjusted in the pro forma information in the table above to give effect to events that are directly attributable to the Acquisition and factually supportable. To reflect the occurrence of the Acquisition on July 1, 2021, the unaudited pro forma information includes adjustments for the amortization of the step-up inventory to fair value and incremental depreciation and amortization expense resulting from the fair value adjustments to property, plant and equipment and intangible assets. These adjustments were based upon a preliminary purchase price allocation. Additionally, adjustments to financing costs and income tax expense were also made to reflect the capital structure and anticipated effective tax rate of the combined entity. Additionally, the pro forma information includes adjustments for non-recurring transactions directly related to the Acquisition, including the gain on the divestiture of the aircraft wheel and brake business, loss on deal-contingent forward contracts, and transaction costs. These non-recurring adjustments totaled $199 million and $654 million in 2023 and 2022, respectively. The resulting pro forma amounts are not necessarily indicative of the results that would have been obtained if the Acquisition had occurred as of the beginning of the period presented or that may occur in the future, and do not reflect future synergies, integration costs or other such costs or savings.

Divestitures

During September 2022, we divested our aircraft wheel and brake business, which was part of the Aerospace Systems Segment, for proceeds of $443 million. The resulting pre-tax gain of $374 million is included in other expense (income), net in the Consolidated Statement of Income. The operating results and net assets of the aircraft wheel and brake business were immaterial to the Company's consolidated results of operations and financial position. As of June 30, 2022, the aggregate carrying amount of aircraft wheel and brake assets held for sale was $66 million. These assets primarily included goodwill and inventory and were recorded within prepaid expenses and other assets in the Consolidated Balance Sheet. Goodwill was allocated to the aircraft wheel and brake business using the relative fair value method.

During March 2023, we divested a French aerospace business, which was part of the Aerospace Systems Segment, for proceeds of $27 million. The resulting pre-tax loss of $12 million is included in other expense (income), net in the Consolidated Statement of Income. The operating results and net assets of the French aerospace business were immaterial to the Company's consolidated results of operations and financial position.

Restricted Cash

At June 30, 2022, prepaid expenses and other in the Consolidated Balance Sheet included a $6.1 billion balance in an escrow account restricted to payments for the Acquisition. These funds were used to finance a portion of the Acquisition, and there was no restricted cash at June 30, 2023.

4.   Business Realignment and Acquisition Integration Charges

The Company incurred business realignment and acquisition integration charges in 2023, 2022 and 2021. Business realignment charges in 2023, 2022, and 2021 included severance costs related to actions taken under the Company's simplification initiative aimed at reducing organizational and process complexity as well as plant closures. During 2021, business realignment charges primarily consisted of actions taken to address the impact of COVID-19 on our business. A majority of the business realignment charges were incurred in Europe. We believe the realignment actions will positively impact future results of operations but will not have a material effect on liquidity and sources and uses of capital.

Business realignment charges by business segment are as follows:

	2023	2022	2021
Diversified Industrial	$ 23,641	$ 13,787	$ 38,557
Aerospace Systems	3,065	967	6,680
Corporate administration	—	—	1,399
Other expense	—	3	1,226

Workforce reductions in connection with such business realignment charges by business segment are as follows:

	2023	2022	2021
Diversified Industrial	728	300	820
Aerospace Systems	30	10	327
Corporate administration	—	—	20

The business realignment charges are presented in the Consolidated Statement of Income as follows:

	2023	2022*	2021*
Cost of sales	$ 15,993	$ 5,007	$ 27,276
Selling, general and administrative expenses	10,713	9,747	19,360
Loss on disposal of assets	—	3	1,226

*Years ended June 30, 2022 and 2021 amounts have been reclassified to reflect the income statement reclassification, as described in Note 1 to the Consolidated Financial Statements.

During 2023, approximately $22 million in payments were made relating to business realignment charges. Remaining payments related to current-year and prior-year business realignment actions of approximately $14 million, a majority of which are expected to be paid by December 31, 2023, are primarily reflected within the other accrued liabilities caption in the Consolidated Balance Sheet. Additional charges may be recognized in future periods related to the business realignment and acquisition integration actions described above, the timing and amount of which are not known at this time.

In addition to the business realignment charges discussed above, in 2022, we also incurred $20 million of expense as a result of our exit of business operations in Russia. These charges primarily consist of write-downs of inventory and other working capital items and $8 million of foreign currency translation expense reclassified from accumulated other comprehensive income. Within the business segment information in Note 18, $7 million of expense was recorded in the other expense (income), net, while the remainder of the charge was split evenly between the Aerospace Systems Segment and the Diversified Industrial International businesses.

We also incurred the following acquisition integration charges related to the Meggitt, Lord and Exotic Metals Forming Company LLC ("Exotic") acquisitions:

	2023	2022	2021
Diversified Industrial	$ 8,511	$ 3,589	$ 11,222
Aerospace Systems	86,928	1,177	719

In 2023, acquisition integration charges relate to the acquisition of Meggitt. In 2022, charges within the Diversified Industrial and Aerospace Systems Segment relate to the acquisitions of Lord and Meggitt, respectively. Acquisition integration charges in 2021 within the Diversified Industrial and Aerospace Systems Segment relate to the acquisitions of Lord and Exotic, respectively. These charges were primarily included in selling, general and administrative expenses within the Consolidated Statement of Income.

5.   Income Taxes

Income before income taxes was derived from the following sources:

	2023	2022	2021
United States	$ 1,408,206	$ 646,364	$ 1,273,037
Foreign	1,271,458	967,862	973,920
	$ 2,679,664	$ 1,614,226	$ 2,246,957

Income taxes include the following:

	2023	2022	2021
Federal			
Current	$ 161,465	$ 297,672	$ 247,094
Deferred	81,426	(253,123)	(52,960)
Foreign			
Current	297,199	303,089	269,607
Deferred	(13,509)	(45,977)	8,851
State and local			
Current	45,599	48,479	34,895
Deferred	23,948	(52,100)	(7,391)
	$ 596,128	$ 298,040	$ 500,096

A reconciliation of the effective income tax rate to the statutory federal rate follows:

	2023	2022	2021
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes	2.1	(0.2)	1.0
Tax related to international activities	1.2	2.7	3.6
Cash surrender value of life insurance	(0.1)	0.5	(0.6)
Foreign derived intangible income deduction	(1.1)	(3.7)	(1.0)
Research tax credit	(0.7)	(0.8)	(0.4)
Share-based compensation	(1.0)	(1.3)	(1.6)
Other	0.8	0.3	0.3
Effective income tax rate	22.2 %	18.5 %	22.3 %

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2023	2022
Retirement benefits	$ 158,560	$ 207,147
Other liabilities and reserves	333,012	180,624
Long-term contracts	37,747	8,739
Stock-based compensation	33,374	31,490
Loss carryforwards	1,083,732	888,552
Unrealized currency exchange gains and losses	(1,680)	254,334
Inventory	96,501	14,649
Tax credit carryforwards	18,773	17,326
Undistributed foreign earnings	(21,304)	(21,822)
Depreciation and amortization	(2,228,606)	(875,623)
Valuation allowance	(1,078,354)	(901,875)
Net deferred tax (liability)	$ (1,568,245)	$ (196,459)
Change in net deferred tax (liability):		
Provision for deferred tax	$ (91,865)	$ 351,201
Items of other comprehensive (loss) income	(64,342)	(98,810)
Acquisitions and other	(1,215,579)	880
Total change in net deferred tax	$ (1,371,786)	$ 253,271

As of June 30, 2023, we recorded deferred tax assets of $1,084 million resulting from $4,350 million in loss carryforwards. A valuation allowance of $1,059 million related to the loss carryforwards has been established due to the uncertainty of their realization. Of this valuation allowance, $1,030 million relates to non-operating entities whose loss carryforward utilization is considered to be remote. Some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from three to 20 years. In addition, a valuation allowance of $20 million related to other future deductible items has been established due to the uncertainty of their realization.

Although future distributions of foreign earnings to the United States should not be subject to U.S. federal income taxes, other U.S. or foreign taxes may be imposed on such earnings. We have analyzed existing factors and determined we will no longer permanently reinvest certain foreign earnings. On these undistributed foreign earnings of approximately $754 million that are no longer permanently reinvested outside of the United States, we have recorded a deferred tax liability of $13 million. The remaining undistributed foreign earnings of approximately $1,130 million remain permanently reinvested outside the United States at June 30, 2023. Of these undistributed earnings, we have recorded a deferred tax liability of $8 million where certain foreign holding companies are not permanently reinvested in their subsidiaries. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the potential distribution of such permanently reinvested foreign earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2023	2022	2021
Balance July 1	$ 90,669	$ 100,759	$ 86,277
Additions for tax positions related to current year	9,389	7,039	10,145
Additions for tax positions of prior years	6,171	1,415	10,320
Additions for acquisitions	25,957	—	2,376
Reductions for tax positions of prior years	(3,063)	(140)	(1,996)
Reductions for settlements	(6,923)	(3,127)	(7,165)
Reductions for expiration of statute of limitations	(11,199)	(6,647)	(2,252)
Effect of foreign currency translation	2,502	(8,630)	3,054
Balance June 30	$ 113,503	$ 90,669	$ 100,759

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $114 million, $91 million and $101 million as of June 30, 2023, 2022 and 2021, respectively. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $21 million, $18 million, and $18 million as of June 30, 2023, 2022 and 2021, respectively. The accrued penalties related to the gross unrecognized tax benefits, excluded from the amounts above, was $2 million as of June 30, 2023. There were no accrued penalties related to the gross unrecognized tax benefits as of June 30, 2022 and 2021.

It is reasonably possible that, within the next 12 months, the amount of gross unrecognized tax benefits could be reduced by up to approximately $40 million as a result of the revaluation of existing uncertain tax positions arising from developments in the examination process or the closure of tax statutes. Any increase in the amount of unrecognized tax benefits within the next 12 months is expected to be insignificant.

We file income tax returns in the United States and in various foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. We are open to assessment of our U.S. federal income tax returns by the Internal Revenue Service for years after 2013, and our state and local income tax returns for years after 2016. We are open to assessment for significant foreign jurisdictions for years after 2011.

6.   **Earnings Per Share**

Basic earnings per share are computed using the weighted-average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted-average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding equity-based awards. The reconciliation of the numerator and denominator of basic and diluted earnings per share was as follows:

	2023	2022	2021
Numerator:			
Net income attributable to common shareholders	$ 2,082,936	$ 1,315,605	$ 1,746,100
Denominator:			
Basic - weighted-average common shares	128,367,842	128,539,387	128,999,879
Increase in weighted-average common shares from dilutive effect of equity-based awards	1,454,243	1,816,556	1,834,599
Diluted - weighted-average common shares, assuming exercise of equity-based awards	129,822,085	130,355,943	130,834,478
Basic earnings per share	$ 16.23	$ 10.24	$ 13.54
Diluted earnings per share	$ 16.04	$ 10.09	$ 13.35

For 2023, 2022 and 2021, 1.0 million, 0.4 million and 0.4 million common shares, respectively, subject to equity-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

7.   Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method.

The inventories caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2023	2022
Finished products	$ 794,128	$ 811,702
Work in process	1,488,665	1,128,501
Raw materials	625,086	274,350
Total	$ 2,907,879	$ 2,214,553

8.   Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	Diversified Industrial Segment	Aerospace Systems Segment	Total
Balance June 30, 2021	$ 7,457,309	$ 602,378	$ 8,059,687
Divestitures	(164)	—	(164)
Goodwill reclassified to held for sale	—	(48,242)	(48,242)
Foreign currency translation	(271,164)	(35)	(271,199)
Balance June 30, 2022	$ 7,185,981	$ 554,101	$ 7,740,082
Acquisitions	452,008	2,337,072	2,789,080
Divestitures	(1,064)	(2,232)	(3,296)
Foreign currency translation	45,830	56,898	102,728
Balance June 30, 2023	**$ 7,682,755**	**$ 2,945,839**	**$ 10,628,594**

Acquisitions represent goodwill resulting from the preliminary purchase price allocation for the Acquisition during the measurement period. Refer to Note 3 for further discussion.

Divestitures represent goodwill associated with the sale of businesses during 2023 and 2022.

Goodwill reclassified to held for sale, which was allocated using the relative fair value method, relates to the aircraft wheel and brake business. Refer to Note 3 for further discussion.

Goodwill is tested for impairment at the reporting unit level annually and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. Our annual impairment tests performed in 2023, 2022 and 2021 resulted in no impairment loss being recognized.

Intangible assets are amortized on a straight-line method over their legal or estimated useful lives. The gross carrying value and accumulated amortization for each major category of intangible asset at June 30 are as follows:

	2023		2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents and technology	$ 2,128,847	$ 352,040	$ 990,775	$ 259,587
Trade names	1,047,678	390,737	727,820	339,244
Customer relationships and other	8,109,063	2,092,197	3,735,042	1,718,989
Total	$ 11,285,588	$ 2,834,974	$ 5,453,637	$ 2,317,820

Total intangible asset amortization expense in 2023, 2022 and 2021 was $501 million, $314 million and $325 million, respectively. The estimated intangible asset amortization expense for the five years ending June 30, 2024 through 2028 is $550 million, $528 million, $523 million, $518 million and $508 million, respectively.

Intangible assets are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition may be less than their net carrying value. No material intangible asset impairments occurred in 2023, 2022 or 2021.

9.   Financing Arrangements

The Company has a line of credit totaling $3.0 billion through a multi-currency revolving credit agreement with a group of banks, of which $1.2 billion was available for borrowing as of June 30, 2023. During 2023, the Company amended its credit agreement by extending the expiration to June 2028. The Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The credit agreement supports our commercial paper program, and issuances of commercial paper reduce the amount of credit available under the agreement. The credit agreement requires the payment of an annual facility fee, the amount of which may increase in the event our credit ratings are lowered. Although a lowering of our credit ratings would likely increase the cost of future debt, it would not limit our ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company is currently authorized to sell up to $3.0 billion of short-term commercial paper notes. There were $1.8 billion commercial paper notes outstanding at June 30, 2023 and $1.4 billion were outstanding at June 30, 2022. The Company had no outstanding borrowings from foreign banks at June 30, 2023 and 2022. The weighted-average interest rate on notes payable outstanding at June 30, 2023 and 2022 was 5.6 percent and 0.7 percent, respectively.

In the ordinary course of business, some of our locations may enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. Based on our rating level at June 30, 2023, the most restrictive financial covenant provides that the ratio of debt to debt-shareholders' equity cannot exceed 0.65 to 1.0. As of June 30, 2023, our debt to debt-shareholders' equity ratio was 0.55 to 1.0. We are in compliance with all covenants.

10.   Debt

June 30,	2023	2022
Domestic:		
Fixed rate medium-term notes, 3.30% to 6.25%, due 2025 - 2045	$ 1,825,000	$ 2,125,000
Senior Notes, 2.70% to 4.50%, due 2024 - 2049	7,275,000	7,275,000
Term Loan Facility, due 2026	875,000	—
Foreign:		
Euro Senior Notes, 1.125%, due 2025	763,770	733,950
Other long-term debt	106,598	11,127
Deferred debt issuance costs	(74,713)	(86,972)
Total long-term debt	10,770,655	10,058,105
Less: Long-term debt payable within one year	1,974,371	302,280
Long-term debt, net	$ 8,796,284	$ 9,755,825

In connection with the Acquisition, the Company entered into a Bridge Credit Agreement on August 2, 2021 (the "Bridge Credit Agreement"). Under the Bridge Credit Agreement, lenders committed to provide senior, unsecured financing in the aggregate principal amount of £6.5 billion at August 2, 2021. In July 2022, after consideration of the escrow balance and funds available under the delayed-draw term loan facility (the "Term Loan Facility"), we reduced the aggregate committed principal amount of the Bridge Credit Agreement to zero, and the Bridge Credit Agreement was terminated.

In September 2022, the Company fully drew against the $2.0 billion delayed-draw Term Loan Facility, which will mature in its entirety in September 2025. We used the proceeds of the Term Loan Facility to finance a portion of the Acquisition. At June 30, 2023, the Term Loan Facility had an interest rate of Secured Overnight Financing Rate plus 122.5 bps. Interest payments are made at the interest reset dates, which are either one, three, or six months at the discretion of the Company.

Additionally, the provisions of the Term Loan Facility allow for prepayments at the Company's discretion. During 2023, we made principal payments totaling $1.1 billion related to the Term Loan Facility.

Principal amounts of long-term debt payable in the five years ending June 30, 2024 through 2028 are $1,980 million, $1,268 million, $879 million, $704 million and $1,204 million, respectively. The principal amounts of long-term debt payable exclude the amortization of debt issuance costs.

11.   Leases

We primarily enter into lease agreements for office space, distribution centers, certain manufacturing facilities and equipment. Certain leases contain options that provide us with the ability to extend the lease term. Such options are included in the lease term when it is reasonably certain that the option will be exercised. When accounting for leases, we combine payments for leased assets, related services and other components of a lease. Payments within certain lease agreements are adjusted periodically for changes in an index or rate. In addition, leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheet.

The discount rate implicit within our leases is generally not determinable, and therefore we determine the discount rate based on our incremental borrowing rate. The incremental borrowing rate for our leases is determined based on lease term and the currency in which lease payments are made.

The components of lease expense are as follows:

	2023	2022	2021
Operating lease expense	$ 60,411	$ 46,026	$ 48,171
Finance lease cost:			
Amortization of lease assets	5,604	1,861	1,576
Interest on lease liabilities	4,383	390	455
Short-term lease cost	7,577	7,041	7,674
Variable lease cost	5,747	5,849	5,835
Total lease cost	$ 83,722	$ 61,167	$ 63,711

Supplemental cash flow information related to leases is as follows:

	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows - payments on operating leases	$ 57,717	$ 45,371	$ 47,080
Operating cash outflows - interest payments on finance leases	4,383	390	455
Financing cash outflows - payments on finance lease obligations	5,141	1,992	1,713
Right-of-use assets obtained in exchange for operating lease obligations	45,365	50,925	41,637
Right-of-use assets obtained in exchange for finance lease obligations	1,340	—	3,834

Supplemental balance sheet information related to operating leases is as follows:

	2023	2022
Operating Leases		
Operating lease right-of-use assets (included within Investments and other assets)	$ 232,733	$ 133,412
Current operating lease liabilities (included within Other accrued liabilities)	$ 50,523	$ 36,023
Long-term operating lease liabilities (included within Other liabilities)	187,445	100,337
Total operating lease liabilities	$ 237,968	$ 136,360
Finance Leases		
Land and buildings	$ 107,910	$ 9,223
Machinery and equipment	5,113	5,066
Accumulated depreciation	(8,196)	(3,836)
Net property, plant and equipment	$ 104,827	$ 10,453
Current portion of long-term debt (included within Other accrued liabilities)	$ 4,198	$ 1,691
Long-term debt (included within Other liabilities)	100,889	8,575
Total finance lease liabilities	$ 105,087	$ 10,266
Weighted-average remaining lease term		
Operating leases	6.9 years	5.6 years
Finance leases	20.8 years	15.7 years
Weighted-average discount rate		
Operating leases	3.9 %	1.6 %
Finance leases	5.2 %	3.3 %

Maturities of lease liabilities at June 30, 2023 are as follows:

	Operating Leases	Finance Leases
2024	$ 58,351	$ 9,483
2025	49,196	8,871
2026	38,352	8,792
2027	28,590	8,896
2028	21,481	8,936
Thereafter	82,407	128,519
Total lease payments	$ 278,377	$ 173,497
Less imputed interest	40,409	68,410
Total lease liabilities	$ 237,968	$ 105,087

12. Retirement Benefits

Pensions - The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Our largest plans are generally closed to new participants. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. We also have arrangements for certain key employees, which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. We also sponsor defined contribution plans and participate in government-sponsored programs in certain foreign countries.

A summary of the Company's defined benefit pension plans follows:

	2023	2022	2021
Benefit cost			
Service cost	$ 57,418	$ 76,638	$ 84,188
Interest cost	225,468	110,250	102,475
Expected return on plan assets	(311,145)	(267,888)	(267,579)
Amortization of prior service cost	931	4,103	5,325
Amortization of unrecognized actuarial loss	17,178	157,288	207,897
Amortization of transition obligation	—	8	18
One-time charges related to divestitures	(2,480)	—	—
Net periodic benefit cost	$ (12,630)	$ 80,399	$ 132,324

Components of net pension benefit cost, other than service cost, are included in other expense (income), net in the Consolidated Statement of Income.

	2023		2022
Change in benefit obligation			
Benefit obligation at beginning of year	$	**4,959,319**	$ 6,323,003
Service cost		**57,418**	76,638
Interest cost		**225,468**	110,250
Acquisition		**1,181,139**	—
Plan amendments		**2,521**	(5,691)
Divestiture		**(1,779)**	—
Actuarial gain		**(349,476)**	(1,097,053)
Benefits paid		**(312,758)**	(256,868)
Foreign currency translation and other		**73,839**	(190,960)
Benefit obligation at end of year	$	**5,835,691**	$ 4,959,319
Change in plan assets			
Fair value of plan assets at beginning of year	$	**4,362,153**	$ 5,305,577
Actual gain (loss) on plan assets		**31,399**	(605,642)
Acquisition		**1,140,707**	—
Employer contributions		**153,038**	96,717
Benefits paid		**(312,758)**	(256,868)
Foreign currency translation and other		**80,756**	(177,631)
Fair value of plan assets at end of year	$	**5,455,295**	$ 4,362,153
Funded status	$	**(380,396)**	$ (597,166)
Amounts recognized on the Consolidated Balance Sheet			
Investments and other assets	$	**145,809**	$ 103,632
Other accrued liabilities		**(57,783)**	(19,307)
Pensions and other postretirement benefits		**(468,422)**	(681,491)
Net amount recognized	$	**(380,396)**	$ (597,166)
Amounts recognized in Accumulated Other Comprehensive (Loss)			
Net actuarial loss	$	**593,937**	$ 672,775
Prior service cost		**6,489**	4,901
Net amount recognized	$	**600,426**	$ 677,676

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and excludes the effect of income taxes.

As of the date of the Acquisition, the Meggitt plans were remeasured at fair value using accounting policies consistent with Parker plans.

At June 30, 2023, the benefit obligation increased primarily due to plans acquired with the Acquisition partially offset by increased discount rates. At June 30, 2022, the benefit obligation decreased primarily due to significantly higher discount rates.

The plans acquired with the Acquisition are the primary contributing factor for the increase in plan assets' fair value during 2023. In 2022, investment (losses) were the largest driver for the decrease in plan assets.

The accumulated benefit obligation for all defined benefit plans was $5.7 billion and $4.8 billion at June 30, 2023 and 2022, respectively.

Information for pension plans with accumulated benefit obligations in excess of plan assets:

	2023	2022
Accumulated benefit obligation	$ 4,352,952	$ 4,284,601
Fair value of plan assets	3,955,284	3,742,513

Information for pension plans with projected benefit obligations in excess of plan assets:

	2023	2022
Projected benefit obligation	$ 4,545,650	$ 4,483,486
Fair value of plan assets	4,019,445	3,782,688

We expect to make cash contributions of approximately $171 million to our defined benefit pension plans in 2024, the majority of which relates to our non-U.S. plans. Estimated future benefit payments in the five years ending June 30, 2024 through 2028 are $413 million, $413 million, $380 million, $387 million and $388 million, respectively, and $2.0 billion in the aggregate for the five years ending June 30, 2029 through June 30, 2033.

The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2023	2022	2021
U.S. defined benefit plan			
Discount rate	4.36 %	2.55 %	2.36 %
Average increase in compensation	3.35 %	3.05 %	2.98 %
Expected return on plan assets	6.50 %	6.50 %	6.75 %
Non-U.S. defined benefit plans			
Discount rate	0.60 to 5.06%	0.25 to 2.95%	0.20 to 3.03%
Average increase in compensation	1.75 to 4.00%	1.75 to 4.50%	1.75 to 4.50%
Expected return on plan assets	1.00 to 5.10%	1.00 to 4.50%	1.00 to 5.40%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2023	2022
U.S. defined benefit plan		
Discount rate	4.88 %	4.36 %
Average increase in compensation	3.81 %	3.81 %
Non-U.S. defined benefit plans		
Discount rate	0.90 to 5.20%	0.60 to 5.06%
Average increase in compensation	2.00 to 4.40%	1.75 to 4.00%

The discount rate assumption is based on current rates of high-quality, long-term corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2023	2022
Equity securities	30 %	31 %
Debt securities	45 %	43 %
Other investments	25 %	26 %
	100 %	100 %

The weighted-average target asset allocation as of June 30, 2023 is 39 percent equity securities, 45 percent debt securities and 16 percent other investments. The investment strategy for the Company's worldwide defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk in order to provide adequate liquidity to meet immediate and future benefit requirements. This strategy requires investment portfolios that are broadly diversified across various asset classes and external investment managers. Assets held in the U.S. defined benefit plan account for approximately 65 percent of our total defined benefit plan assets. The overall investment strategy with respect to our U.S. defined benefit plan is to use a funding strategy more heavily weighted toward liability-hedging assets as the funded status improves. Over time, we will continue to add long duration fixed income investments to the portfolio. These securities are highly correlated with our pension liabilities and will be managed in a liability framework.

The fair values of pension plan assets at June 30, 2023 and at June 30, 2022, by asset class, are as follows:

	June 30, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 341,812	$ 333,978	$ 7,834	$ —
Equity securities				
U.S. based companies	538,118	523,649	14,469	—
Non-U.S. based companies	152,354	76,173	76,181	—
Fixed income securities				
Corporate debt securities	464,056	118,536	345,520	—
Government issued securities	610,326	570,368	39,958	—
Mutual funds				
Equity funds	11,406	11,406	—	—
Fixed income funds	357	357	—	—
Mutual funds measured at net asset value	264,346			
Common/Collective trusts measured at net asset value	2,626,832			
Limited Partnerships measured at net asset value	137,077			
Miscellaneous	308,610	—	308,610	—
Total at June 30, 2023	**$ 5,455,294**	**$ 1,634,467**	**$ 792,572**	**$ —**

	June 30, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 201,053	$ 190,616	$ 10,437	$ —
Equity securities				
U.S. based companies	327,122	327,122	—	—
Non-U.S. based companies	8,700	8,700	—	—
Fixed income securities				
Corporate debt securities	380,694	1,309	379,385	—
Government issued securities	87,650	55,201	32,449	—
Mutual funds				
Equity funds	9,085	9,085	—	—
Fixed income funds	9,679	9,679	—	—
Mutual funds measured at net asset value	279,849			
Common/Collective trusts measured at net asset value	2,718,445			
Limited Partnerships measured at net asset value	133,026			
Miscellaneous	206,850	—	206,850	—
Total at June 30, 2022	$ 4,362,153	$ 601,712	$ 629,121	$ —

Cash and cash equivalents are valued at cost, which approximates fair value. During 2021, the U.S. defined benefit plan implemented a new liability-hedging initiative that requires the plan to maintain a certain cash balance. At June 30, 2023, this required cash balance totaled approximately $49 million.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded. U.S. based companies include Parker stock with a fair value of $519 million and $327 million as of June 30, 2023 and 2022, respectively.

Fixed income securities are valued using both market observable inputs for similar assets that are traded on an active market and the closing price on the active market on which the individual securities are traded.

Mutual funds are valued using the closing market price reported on the active market on which the fund is traded or at net asset value per share and primarily consist of equity and fixed income funds. The equity funds primarily provide exposure to U.S. and international equities, real estate and commodities. The fixed income funds primarily provide exposure to high-yield securities and emerging market fixed income instruments. Mutual funds measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are presented in the tables above to permit reconciliation of the fair value hierarchy to total pension plan assets. Redemption of a certain mutual fund is subject to a lock-up period, lasting throughout its duration, scheduled to terminate July 2026. However, this mutual fund may extend its duration up to an additional two years under certain conditions.

Common/Collective trusts primarily consist of equity, fixed income and real estate funds and are valued using the closing market price reported on the active market on which the fund is traded or at net asset value per share. Common/Collective trust investments can be redeemed without restriction after giving appropriate notice to the issuer. Generally, redemption of the entire investment balance of all common/collective trusts requires no more than a 90-day notice period. The equity funds provide exposure to large, mid and small cap U.S. equities, international large and small cap equities and emerging market equities. The fixed income funds provide exposure to U.S., international and emerging market debt securities. Common/Collective trusts measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are presented in the tables above to permit reconciliation of the fair value hierarchy to total pension plan assets.

Limited Partnerships' interest in venture capital investments are measured at fair value based on net asset value as determined by the respective fund investment. A certain limited partnership investment, for which the lock-up period expired June 30, 2022, is restricted to a maximum redemption of 20 percent of its account balance every six months upon a 90-day notification period. Limited Partnerships measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are presented in the tables above to permit reconciliation of the fair value hierarchy to total pension plan assets.

Miscellaneous primarily includes insurance contracts held in the asset portfolio of the Company's non-U.S. defined benefit pension plans and net payables for securities purchased but not settled in the asset portfolio of the Company's U.S. defined benefit pension plan. Insurance contracts are valued at the present value of future cash flows promised under the terms of the insurance contracts.

The primary investment objective of equity securities and equity funds, within both the mutual fund and common/collective trust asset class, is to obtain capital appreciation in an amount that at least equals various market-based benchmarks. The primary investment objective of fixed income securities and fixed income funds, within both the mutual fund and common/collective trust asset class, is to provide for a constant stream of income while preserving capital. The primary investment objective of limited partnerships is to achieve capital appreciation through an investment program focused on specialized investment strategies. The primary investment objective of the investments in the miscellaneous category is to provide a stable rate of return over a specified period of time.

Employee Savings Plan - We sponsor an employee stock ownership plan ("ESOP") as part of our legacy savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Effective January 1, 2022, the Company matching contributions were increased, up to a maximum of five percent of eligible compensation from the previous maximum of four percent of eligible compensation. These contributions are recorded as compensation expense. Participants may direct company matching contributions to any investment option within the savings and investment 401(k) plan.

	2023	2022	2021
Shares held by ESOP	3,779,985	4,125,214	4,497,902
Company matching contributions	$ 104,237	$ 87,554	$ 66,249

In addition to shares within the ESOP, as of June 30, 2023, employees have elected to invest in 1,115,612 shares of common stock within a company stock fund of the savings and investment 401(k) plan.

The Company has a retirement income account ("RIA") within our legacy savings and investment 401(k) plan. We make a cash contribution to the participant's RIA each year and participants do not contribute to the RIA. Prior to January 1, 2021, the amount of the annual contribution was based on the participant's age and years of service. Beginning January 1, 2021, we amended the RIA ensuring most participants receive a flat three percent annual contribution of eligible compensation with some grandfathered participants receiving annual contributions calculated at a higher percent of eligible compensation. Under the amended RIA, no participant will receive less than the flat three percent contribution. The Company recognized $63 million, $57 million and $42 million in expense related to the RIA in 2023, 2022 and 2021, respectively.

In September 2023, we acquired several defined contribution plans, relating to the Meggitt acquisition, which are comprised of similar company matching contributions and RIA features as our legacy plan. During the year we recorded additional company matching expense of $9 million and additional RIA type expense of $11 million for the acquired plan.

Other Postretirement Benefits - The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. We have reserved the right to change these benefit plans.

The Company recognized $2 million, $1 million and $1 million in expense related to other postretirement benefits in 2023, 2022 and 2021, respectively. Components of net other postretirement benefit cost, other than service cost, are included in other expense (income), net in the Consolidated Statement of Income.

	2023		2022
Change in benefit obligation			
Benefit obligation at beginning of year	$ 48,876	$	63,739
Service cost	330		206
Interest cost	3,004		982
Acquisition	39,112		—
Actuarial gain	(4,403)		(11,220)
Benefits paid	(8,352)		(4,831)
Benefit obligation at end of year	$ 78,567	$	48,876
Funded status	$ (78,567)	$	(48,876)
Amounts recognized on the Consolidated Balance Sheet			
Other accrued liabilities	$ (7,831)	$	(4,971)
Pensions and other postretirement benefits	(70,736)		(43,905)
Net amount recognized	$ (78,567)	$	(48,876)
Amounts recognized in Accumulated Other Comprehensive (Loss)			
Net actuarial gain	$ (17,952)	$	(15,154)

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and is before the effect of income taxes.

As of the date of the Acquisition, the Meggitt plans were remeasured at fair value using accounting policies consistent with Parker plans.

The increase in the benefit obligation is due to the Acquisition in 2023. The decrease in the benefit obligation in 2022 is due to significantly higher discount rates and updated census data and actuarial assumptions.

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2023	2022	2021
Discount rate	4.26 %	2.36 %	2.14 %
Current medical cost trend rate (Pre-65 participants)	6.73 %	6.45 %	6.73 %
Current medical cost trend rate (Post-65 participants)	6.81 %	6.72 %	7.03 %
Ultimate medical cost trend rate	4.50 %	4.50 %	4.50 %
Medical cost trend rate decreases to ultimate in year	2031	2029	2028

The discount rate assumption used to measure the benefit obligation was 4.86 percent and 4.26 percent in 2023 and 2022, respectively.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2024 through 2028 are $8 million, $7 million, $7 million, $7 million and $7 million, respectively, and $29 million in the aggregate for the five years ending June 30, 2029 through June 30, 2033.

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, company matching contributions and earnings on the deferrals. In addition, we maintain a defined contribution nonqualified supplemental executive pension plan in which the Company is the only contributor. During 2023, 2022 and 2021, we recorded expense (income) relating to these programs of $20 million, $(21) million and $45 million, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligations under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

13.   Equity

Changes in accumulated other comprehensive (loss) in shareholders' equity by component:

	Foreign Currency Translation Adjustment and Other	Retirement Benefit Plans	Total
Balance June 30, 2021	$ (865,865)	$ (700,862)	$ (1,566,727)
Other comprehensive (loss) income before reclassifications	(290,853)	185,101	(105,752)
Amounts reclassified from accumulated other comprehensive (loss)	7,647	121,634	129,281
Balance June 30, 2022	$ (1,149,071)	$ (394,127)	$ (1,543,198)
Other comprehensive income before reclassifications	187,027	53,172	240,199
Amounts reclassified from accumulated other comprehensive (loss)	—	10,127	10,127
Balance June 30, 2023	**$ (962,044)**	**$ (330,828)**	**$ (1,292,872)**

Significant reclassifications out of accumulated other comprehensive (loss) in shareholders' equity during 2023:

Details about Accumulated Other Comprehensive (Loss) Components	Income (Expense) Reclassified from Accumulated Other Comprehensive (Loss)	Consolidated Statement of Income Classification
Retirement benefit plans		
Amortization of prior service cost and initial net obligation	$ (931)	Other expense (income), net
Recognized actuarial loss	(15,573)	Other expense (income), net
Divestiture activity	2,480	Other expense (income), net
Total before tax	(14,024)	
Tax benefit	3,897	
Net of tax	$ (10,127)	

Significant reclassifications out of accumulated other comprehensive (loss) in shareholders' equity during 2022:

Details about Accumulated Other Comprehensive (Loss) Components	Income (Expense) Reclassified from Accumulated Other Comprehensive (Loss)	Consolidated Statement of Income Classification
Retirement benefit plans		
Amortization of prior service cost and initial net obligation	$ (4,111)	Other expense (income), net
Recognized actuarial loss	(156,912)	Other expense (income), net
Total before tax	(161,023)	
Tax benefit	39,389	
Net of tax	$ (121,634)	

Share Repurchases - The Company has a program to repurchase its common shares. On October 22, 2014, the Board of Directors of the Company approved an increase in the overall number of shares authorized to repurchase under the program so that, beginning on such date, the aggregate number of shares authorized for repurchase was 35 million. There is no limitation on the number of shares that can be repurchased in a year. Repurchases may be funded primarily from operating cash flows and commercial paper borrowings and the shares are initially held as treasury shares.

The number of common shares repurchased at the average purchase price follows:

	2023	2022	2021
Shares repurchased	663,599	1,281,818	331,259
Average price per share, including commissions	$ 301.39	$ 296.71	$ 301.88

14.   Stock Incentive Plans

The Company's 2016 Omnibus Stock Incentive Plan ("2016 SIP") provides for the granting of share-based incentive awards in the form of nonqualified stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and restricted and unrestricted stock to officers and key employees of the Company. On October 23, 2019, the number of shares of common stock authorized for issuance under the 2016 SIP increased to 23.8 million shares. At June 30, 2023, 6.4 million common stock shares were available for future issuance.

We satisfy share-based incentive award obligations by issuing shares of common stock out of treasury, which have been repurchased pursuant to our share repurchase program described in Note 13, or through the issuance of previously unissued common stock.

SARs - Upon exercise, SARs entitle the participant to receive shares of common stock equal to the increase in value of the award between the grant date and the exercise date. SARs are exercisable from one to three years after the date of grant and expire no more than 10 years after grant.

The fair value of each SAR award granted in 2023, 2022 and 2021 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2023	2022	2021
Risk-free interest rate	3.0 %	0.8 %	0.4 %
Expected life of award	5.6 years	5.6 years	5.4 years
Expected dividend yield of stock	1.8 %	1.9 %	2.0 %
Expected volatility of stock	37.1 %	35.7 %	35.2 %
Weighted-average fair value	$ 97.70	$ 81.71	$ 53.92

The risk-free interest rate was based on U.S. Treasury yields with a term similar to the expected life of the award. The expected life of the award was derived by referring to actual exercise and post-vesting employment termination experience. The expected dividend yield was based on our historical dividend rate and stock price over a period similar to the expected life of the award. The expected volatility of stock was derived by referring to changes in our historical common stock prices over a time-frame similar to the expected life of the award.

SAR activity during 2023 is as follows (aggregate intrinsic value in millions):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2022	4,099,144	$ 172.27		
Granted	605,135	$ 298.26		
Exercised	(800,815)	$ 134.38		
Canceled	(30,035)	$ 263.62		
Outstanding June 30, 2023	3,873,429	$ 199.08	6.0 years	$ 739.7
Exercisable June 30, 2023	2,737,336	$ 165.45	5.0 years	$ 614.8

A summary of the status and changes of shares subject to SAR awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2022	1,212,497	$ 60.44
Granted	605,135	$ 97.36
Vested	(654,784)	$ 52.13
Canceled	(26,755)	$ 83.35
Nonvested June 30, 2023	1,136,093	$ 84.36

During 2023, 2022 and 2021, we recognized stock-based compensation expense of $51 million, $37 million and $35 million, respectively, relating to SAR awards. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related income tax benefit was credited to income tax expense.

At June 30, 2023, $19 million of expense with respect to nonvested SAR awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 23 months. The total fair value of shares vested during 2023, 2022 and 2021 was $34 million, $29 million and $25 million, respectively.

Information related to SAR awards exercised during 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Net cash proceeds	$ 3,476	$ 2,831	$ 4,684
Intrinsic value	$ 158,452	$ 97,002	$ 225,025
Income tax benefit	$ 26,854	$ 15,845	$ 37,437
Number of shares surrendered	152,835	98,673	316,330

RSUs - RSUs constitute an agreement to deliver shares of common stock to the participant at the end of a vesting period. Generally, the RSUs granted to employees vest, and the underlying stock is issued ratably, over a three-year graded vesting period. Nonvested RSUs may not be transferred and do not have dividend or voting rights. For each nonvested RSU, recipients are entitled to receive a dividend equivalent, payable in cash or common shares, equal to the cash dividend per share paid to common shareholders.

The fair value of each RSU award granted in 2023, 2022 and 2021 was based on the fair market value of our common stock on the date of grant. A summary of the status and changes of shares subject to RSU awards for employees and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2022	277,902	$ 224.40
Granted	93,336	$ 298.54
Vested	(155,718)	$ 194.46
Canceled	(9,999)	$ 262.95
Nonvested June 30, 2023	**205,521**	**$ 278.88**

During 2023, 2022 and 2021, we recognized stock-based compensation expense of $27 million, $26 million and $26 million, respectively, relating to RSU awards for employees. At June 30, 2023, $18 million of expense with respect to nonvested RSU awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 21 months. The total fair value of RSU awards vested during 2023, 2022 and 2021 was $30 million, $26 million and $21 million, respectively. We recognized an income tax benefit of $2 million, $4 million and $1 million relating to the issuance of common stock for RSU awards that vested during 2023, 2022 and 2021, respectively.

Additionally, we granted RSUs with a one-year vesting period to non-employee members of the Board of Directors. Recipients receive a dividend equivalent payable in common shares, equal to the cash dividend per share paid to common shareholders. A summary of the status and changes of shares subject to Board of Directors RSU awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2022	5,620	$ 297.89
Granted	6,638	$ 278.99
Vested	(5,650)	$ 297.89
Canceled	(383)	$ 278.90
Nonvested June 30, 2023	**6,225**	**$ 278.90**

The fair value of each RSU award granted to the Board of Directors in 2023, 2022 and 2021 was based on the fair market value of our common stock on the date of grant. In 2023, 2022 and 2021, we recognized stock-based compensation expense of $1.9 million, $1.8 million and $1.5 million, respectively, relating to these awards. During 2023, 2022 and 2021, we recognized an income tax (cost) benefit of $(0.02) million, $0.2 million and $2.1 million, respectively, related to the vesting of Board of Directors RSU awards. At June 30, 2023, $0.4 million of expense with respect to nonvested RSU awards granted to the Board of Directors has yet to be recognized and will be amortized into expense over a weighted-average period of approximately three months.

LTIP - The Company's Long Term Incentive Plans ("LTIP") provide for the issuance of unrestricted stock to certain officers and key employees based on the attainment of certain goals relating to our revenue growth, earnings per share growth and return on invested capital during the three-year performance period.

Stock issued and surrendered for LTIP	2023	2022	2021
LTIP three-year plan	**2020-21-22**	2019-20-21	2018-19-20
Number of shares issued	**204,175**	251,783	210,864
Number of shares surrendered	**102,120**	124,007	105,402
Share value on date of issuance	$ **311.65**	$ 271.38	$ 317.60
Total value of shares issued	$ **63,631**	$ 68,329	$ 66,970

Under the Company's 2021-22-23 LTIP, a payout of unrestricted stock will be issued in April 2024.

The fair value of each LTIP award granted in 2023, 2022 and 2021 was based on the fair market value of our common stock on the date of grant. These nonvested LTIP awards entitle participants to earn a dividend equivalent unit, payable in common shares, equal to the cash dividend per share paid to common shareholders. These dividend equivalent units do not have dividend or voting rights and are subject to the same performance goals as the initial award granted. A summary of shares relating to the LTIP and the related average price per share follows:

	Number of Shares		Weighted-Average Grant Date Fair Value
Nonvested June 30, 2022	417,789	$	246.63
Granted	186,194	$	301.64
Vested	(199,143)	$	205.95
Canceled	(12,233)	$	279.75
Nonvested June 30, 2023	392,607	$	292.32

During 2023, 2022 and 2021, we recorded stock-based compensation expense of $63 million, $72 million and $59 million, respectively, relating to the LTIP. During 2023, 2022 and 2021, we recognized an income tax benefit of $4 million, $5 million and $2 million, respectively, relating to the LTIP.

15. Research and Development

Independent research and development costs amounted to $258 million in 2023, $191 million in 2022 and $205 million in 2021. Pre-production expense incurred in connection with development contracts amounted to $73 million in 2023, $74 million in 2022 and $54 million in 2021.

16. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities and other investments, accounts receivable and long-term investments, as well as obligations under accounts payable, trade, notes payable and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, accounts receivable, accounts payable, trade and notes payable approximate fair value.

Marketable securities and other investments include deposits and equity investments. Deposits are recorded at cost, and equity investments are recorded at fair value. Changes in fair value of equity investments are recognized in net income. The carrying value of long-term debt, which excludes the impact of net unamortized debt issuance costs, and estimated fair value of long-term debt at June 30 are as follows:

	2023		2022
Carrying value of long-term debt	$ 10,845,359	$	10,145,077
Estimated fair value of long-term debt	10,221,563		9,709,407

The fair value of long-term debt is classified within level 2 of the fair value hierarchy.

The Company utilizes derivative and non-derivative financial instruments, including forward exchange contracts, costless collar contracts, cross-currency swap contracts and certain foreign currency denominated debt designated as net investment hedges, to manage foreign currency transaction and translation risk. Additionally, we acquired forward exchange contracts and cross-currency swap contracts in connection with the Acquisition. The derivative financial instrument contracts are with major investment grade financial institutions, and the Company does not anticipate any material non-performance by any of the counterparties. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company's €700 million aggregate principal amount of Senior Notes due 2025 have been designated as a hedge of the Company's net investment in certain foreign subsidiaries. The translation of the Senior Notes due 2025 into U.S. dollars is recorded in accumulated other comprehensive (loss) and remains there until the underlying net investment is sold or substantially liquidated.

In connection with the Acquisition, the Company entered into deal-contingent forward contracts during October 2021 to mitigate the risk of appreciation in the GBP-denominated purchase price. The deal-contingent forward contracts had an aggregate notional amount of £6.4 billion, and were settled in September 2022 in connection with the Acquisition. In June 2022, we amended the agreement to include a credit support annex ("CSA") obligating Parker to post $250 million of cash collateral, which was recorded within non-trade and notes receivables on the Consolidated Balance Sheet. In July 2022, the Company received, and subsequently deposited into the escrow account, the $250 million cash collateral previously posted. Cash flows associated with the cash collateral are recorded in cash flow from investing activities on the Consolidated Statement of Cash Flows.

Derivative financial instruments are recognized on the Consolidated Balance Sheet as either assets or liabilities and are measured at fair value.

The location and fair value of derivative financial instruments reported on the Consolidated Balance Sheet are as follows:

	Balance Sheet Caption	2023	2022
Net investment hedges			
Cross-currency swap contracts	Investments and other assets	$ 21,578	$ 21,444
Other derivative contracts			
Forward exchange contracts	Non-trade and notes receivable	—	20,976
Forward exchange contracts	Other accrued liabilities	—	5,651
Deal-contingent forward contracts	Other accrued liabilities	—	1,015,426
Costless collar contracts	Non-trade and notes receivable	—	351
Costless collar contracts	Other accrued liabilities	—	1,578

The cross-currency swap, forward exchange, deal-contingent forward and costless collar contracts are reflected on a gross basis in the Consolidated Balance Sheet. The Company has not entered into any master netting arrangements.

The €69 million, €290 million and ¥2.1 billion cross-currency swap contracts have been designated as hedging instruments. The forward exchange, deal-contingent forward and costless collar contracts, as well as cross-currency swap contracts acquired as part of the Acquisition, have not been designated as hedging instruments and are considered to be economic hedges of forecasted transactions.

The forward exchange and costless collar contracts, as well as the cross-currency swap contracts acquired as part of the Acquisition, are adjusted to fair value by recording gains and losses through the cost of sales caption in the Consolidated Statement of Income. The deal-contingent forward contracts are adjusted to fair value by recording gains and losses through the other expense (income), net caption in the Consolidated Statement of Income.

Derivatives designated as hedges are adjusted to fair value by recording gains and losses through accumulated other comprehensive (loss) on the Consolidated Balance Sheet until the hedged item is recognized in earnings. We assess the effectiveness of the €69 million, €290 million and ¥2.1 billion cross-currency swap hedging instruments using the spot method. Under this method, the periodic interest settlements are recognized directly in earnings through interest expense.

Gains (losses) on derivative financial instruments were recorded in the Consolidated Statement of Income as follows:

	2023	2022	2021
Deal-contingent forward contracts	$ (389,992)	$ (1,015,426)	$ —
Forward exchange contracts	(7,259)	55,860	15,879
Costless collar contracts	11,528	(4,364)	(2,092)
Cross-currency swap contracts	(18,739)	—	—

Gains (losses) on derivative and non-derivative financial instruments that were recorded in accumulated other comprehensive (loss) in the Consolidated Balance Sheet are as follows:

	2023	2022
Cross-currency swap contracts	$ 451	$ 69,992
Foreign currency denominated debt	(22,534)	72,670

During 2023, 2022, and 2021, the periodic interest settlements related to the cross-currency swaps were not material.

A summary of financial assets and liabilities that were measured at fair value on a recurring basis at June 30, 2023 and 2022 are as follows:

	June 30, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Derivatives	$ 21,578	$ —	$ 21,578	$ —

	June 30, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Equity securities	$ 13,038	$ 13,038	$ —	$ —
Derivatives	42,771	—	42,771	—
Liabilities:				
Derivatives	1,022,655	—	1,022,655	—

The fair values of the equity securities are determined using the closing market price reported in the active market in which the fund is traded.

Derivatives consist of forward exchange, deal-contingent forward, costless collar and cross-currency swap contracts, the fair values of which are calculated using market observable inputs including both spot and forward prices for the same underlying currencies. The calculation of fair value of the cross-currency swap contracts also utilizes a present value cash flow model that has been adjusted to reflect the credit risk of either the Company or the counterparty.

The primary investment objective for all investments is the preservation of principal and liquidity while earning income.

There are no other financial assets or financial liabilities that are marked to market on a recurring basis.

17.   Contingencies

The Company is involved in various litigation matters arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims, employee claims, class action lawsuits, and alleged violations of various environmental laws. We are self-insured in the United States for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third-party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on our liquidity, financial condition or results of operations.

Environmental - We are currently responsible for environmental matters primarily relating to known exposures arising from environmental litigation, investigations, and remediation at various manufacturing facilities presently or formerly operated by Parker and for which we have been named as a "potentially responsible party," along with other companies, at off-site waste disposal facilities and regional sites.

As of June 30, 2023, we had an accrual of $149.4 million for environmental matters, which are probable and reasonably estimable. The accrual is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of our liability in proportion to other responsible parties, and outcomes of litigation.

Our estimated total liability for environmental matters ranges from a minimum of $149.4 million to a maximum of $251.5 million. The largest range for any one site is approximately $27.8 million. The actual costs we will incur are dependent on final determination of contamination and required remedial action, negotiations with governmental authorities with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technologies, effectiveness of remedial technologies employed, the ability of other responsible parties to pay, outcomes of litigation, and any insurance or other third-party recoveries.

18. Business Segment Information

The Company operates in two reportable business segments: Diversified Industrial and Aerospace Systems. Both segments utilize eight core technologies, including hydraulics, pneumatics, electromechanical, filtration, fluid and gas handling, process control, engineered materials and climate control, to drive superior customer problem solving and value creation.

The Diversified Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Diversified Industrial Segment products are marketed primarily through field sales employees and independent distributors. The Diversified Industrial North American operations have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily service North America. The Diversified Industrial International operations provide Parker products and services to 41 countries throughout Europe, Asia Pacific, Latin America, the Middle East and Africa.

The Aerospace Systems Segment produces actuation, fuel, oil, pneumatic, hydraulic, electric power, sensing, fire suppression, thermal management, and braking systems and components, which are utilized on virtually every domestic commercial and military aircraft. This segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Systems Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company's management disaggregates financial information for internal review and decision-making.

	2023	2022	2021
Net Sales:			
Diversified Industrial:			
North America	$ 8,916,194	$ 7,703,150	$ 6,676,449
International	5,789,499	5,638,896	5,283,710
Aerospace Systems	4,359,501	2,519,562	2,387,481
	$ 19,065,194	$ 15,861,608	$ 14,347,640
Segment Operating Income:			
Diversified Industrial:			
North America	$ 1,853,079	$ 1,515,259	$ 1,247,419
International	1,218,331	1,178,044	988,054
Aerospace Systems	562,444	501,431	402,895
Total segment operating income	3,633,854	3,194,734	2,638,368
Corporate administration	229,677	219,699	178,427
Income before interest expense and other expense	3,404,177	2,975,035	2,459,941
Interest expense	573,894	255,252	250,036
Other expense (income)	150,619	1,105,557	(37,052)
Income before income taxes	$ 2,679,664	$ 1,614,226	$ 2,246,957
Assets:			
Diversified Industrial	$ 15,572,849	$ 15,838,512	$ 16,518,688
Aerospace Systems[a]	13,661,086	3,020,606	3,077,395
Corporate	730,537	7,084,825	745,117
	$ 29,964,472	$ 25,943,943	$ 20,341,200
Property Additions:			
Diversified Industrial	$ 292,456	$ 197,675	$ 186,233
Aerospace Systems	81,456	27,452	20,705
Corporate	6,835	4,917	3,019
	$ 380,747	$ 230,044	$ 209,957

	2023	2022	2021
Depreciation:			
Diversified Industrial	$ 204,632	$ 219,206	$ 229,891
Aerospace Systems	104,286	29,576	32,151
Corporate	8,498	8,532	7,901
	$ 317,416	$ 257,314	$ 269,943
Amortization:			
Diversified Industrial	$ 267,779	$ 263,430	$ 274,368
Aerospace Systems	232,934	51,020	51,079
	$ 500,713	$ 314,450	$ 325,447
By Geographic Area[b]			
Net Sales:			
North America	$ 12,689,719	$ 10,216,292	$ 9,046,162
International	6,375,475	5,645,316	5,301,478
	$ 19,065,194	$ 15,861,608	$ 14,347,640
Long-Lived Assets:			
North America	$ 1,828,457	$ 1,398,966	$ 1,448,109
International	1,036,573	723,792	818,367
	$ 2,865,030	$ 2,122,758	$ 2,266,476

[a] Includes an investment in a joint venture in which ownership is 50 percent or less and in which the Company does not have operating control (2023 - $216 million; 2022 - $211 million; 2021 - $219 million) and assets held for sale (2022 - $66 million).

[b] Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

ITEM 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.** None.

ITEM 9A. **Controls and Procedures.** The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures as of June 30, 2023. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that, as of June 30, 2023, the Company's disclosure controls and procedures were effective.

The Company acquired Meggitt on September 12, 2022. As a result of the Acquisition, management is in the process of integrating, evaluating and, where necessary, implementing changes in controls and procedures. Other than with respect to the Acquisition, there have been no changes in the Company's internal control over financial reporting during the quarter ended June 30, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2023. We have excluded Meggitt from our evaluation of internal control over financial reporting as of June 30, 2023 because it was acquired in a business combination during the year. Total assets and total revenue that were excluded from management's assessment represented approximately 36% and 11%, respectively, of consolidated total assets and net sales, as of and for the year ended June 30, 2023. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework (2013)." We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2023.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2023, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 9B. **Other Information.** None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended June 30, 2023.

ITEM 9C. **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.** Not Applicable.

PART III

ITEM 10. **Directors, Executive Officers and Corporate Governance.** Information required with respect to the Directors of the Company is set forth under the caption "Item I – Election of Directors" in the definitive Proxy Statement for the Company's 2023 Annual Meeting of Shareholders, to be held October 25, 2023 (the "2023 Proxy Statement"), and is incorporated herein by reference. Information with respect to the executive officers of the Company is included in Part I, Item 1C of this Annual Report on Form 10-K under the caption "Information about our Executive Officers."

The information set forth under the caption "Delinquent Section 16(a) Reports" in the 2023 Proxy Statement is incorporated herein by reference.

The Company has adopted a Global Code of Business Conduct that applies to its Chief Executive Officer, Chief Financial Officer and Controller. The Global Code of Business Conduct is posted on the Company's investor relations internet website at www.phstock.com under the Corporate Governance page. Any amendment to, or waiver from, a provision of the Company's Global Code of Business Conduct that applies to its Chief Executive Officer, Chief Financial Officer or Controller will also be posted at www.phstock.com under the Corporate Governance page.

The information set forth under the captions "Board Committees; Committee Charters - Audit Committee" and "Board and Committee Structure - Board Committees; Committee Charters" in the 2023 Proxy Statement is incorporated herein by reference.

ITEM 11. **Executive Compensation.** The information set forth under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," and "Compensation Tables" in the 2023 Proxy Statement is incorporated herein by reference.

ITEM 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.** The information set forth under the caption "Principal Shareholders" in the 2023 Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information. The following table sets forth certain information regarding the Company's equity compensation plans as of June 30, 2023, unless otherwise indicated.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity compensation plans
Equity compensation plans approved by security holders	4,870,389[1]	$203.21	16,364,821[2]
Equity compensation plans not approved by security holders	—	—	—
Total	4,870,389	$203.21	16,364,821

[1]Includes the maximum future payouts of common stock that may be issued under the calendar year 2020-21-22, 2021-22-23 and 2022-23-24 long term incentive performance awards ("LTIP awards"). For these LTIP awards, payouts will be determined based on achieving an average return on average equity of four percent or an average free cash flow margin of four percent. If these performance measures are achieved, the participants will be eligible to receive the maximum payout of 200 percent. The Human Resources and Compensation Committee will then compare our performance to that of a group of our peers and, if appropriate, apply its discretion to reduce the final payouts based on any performance measures that the Committee determines to be appropriate.

[2]The maximum number of shares of our common stock that may be issued under the Amended and Restated 2016 Omnibus Stock Incentive Plan is 23.8 million shares, of which approximately 6.4 million shares are available for future issuance. The maximum number of shares that may be issued under the Global Employee Stock Purchase Plan is 10 million shares, of which approximately 9.9 million shares are still available for future issuance.

ITEM 13. **Certain Relationships and Related Transactions, and Director Independence.** The information set forth under the captions "Other Governance Matters - Review and Approval of Transactions with Related Persons" and "Item 1 - Election of Directors - Director Independence" in the 2023 Proxy Statement is incorporated herein by reference.

ITEM 14. **Principal Accountant Fees and Services.** The information set forth under the captions "Audit Fees and All Other Fees" and "Audit Committee Pre-Approval Policies and Procedures" in the 2023 Proxy Statement is incorporated herein by reference.

ITEM 15. Exhibits and Financial Statement Schedules.

a. The following are filed as part of this report:

	Page Number in Form 10-K
1. Financial Statements	
Consolidated Statement of Income	40
Consolidated Statement of Comprehensive Income	41
Consolidated Balance Sheet	42
Consolidated Statement of Cash Flows	43
Consolidated Statement of Equity	44
Notes to Consolidated Financial Statements	45
2. Schedule	
II - Valuation and Qualifying Accounts	83

3. Exhibits

Exhibit No.	Description of Exhibit
	Plans of Acquisition, Reorganization, Arrangement, Liquidation or Succession:
(2)(a)	Rule 2.7 Announcement in connection with Parker-Hannifin Corporation's acquisition of Meggitt plc, dated August 2, 2021, incorporated by reference to Exhibit 2.1 of Registrant's Report on Form 8-K filed with the SEC on August 3, 2021 (Commission file No. 1-4982).
	Articles of Incorporation and By-Laws:
(3)(a)	Amended Articles of Incorporation, incorporated by reference to Exhibit 3(a) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).
(3)(b)	Amended and Restated Regulations, dated as of April 27, 2023, incorporated by reference to Exhibit 3(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2023 (Commission File No. 1-4982).
	Instruments Defining Rights of Security Holders:
(4)(a)	Description of Parker-Hannifin's Securities, incorporated by reference to Exhibit 4(a) to Registrant's Report on Form 10-K for the year ended June 30, 2019 (Commission File No. 1-4982).
	Material Contracts:
(10)(a)	Form of Parker-Hannifin Corporation Amended and Restated Change in Control Severance Agreement entered into by Registrant and its executive officers, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2008 (Commission File No. 1-4982).
(10)(b)	Form of Parker-Hannifin Corporation Change in Control Severance Agreement for Executive Officers elected after September 1, 2015 at or above Grade 29, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).
(10)(c)	Form of Parker-Hannifin Corporation Change in Control Severance Agreement for Executive Officers dated after September 1, 2015 below Grade 29, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016(Commission File No. 1-4982).
(10)(d)	Parker-Hannifin Corporation Amended and Restated Change in Control Severance Plan, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2008 (Commission File No. 1-4982).

(10)(e)	Form of Indemnification Agreement entered into by the Registrant and its directors and executive officers incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2003 (Commission File No. 1-4982).
(10)(f)	Description of the Parker-Hannifin Corporation Officer Life Insurance Plan, incorporated by reference to Exhibit 10(h) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2005 (Commission File No. 1-4982).
(10)(g)	Parker-Hannifin Corporation Amended and Restated Supplemental Executive Retirement Benefits Program effective July 1, 2014, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2016 (Commission File No. 1-4982).
(10)(h)	Parker-Hannifin Corporation Amended and Restated Defined Contribution Supplemental Executive Retirement Program, effective January 22, 2015, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2015(Commission File No. 1-4982).
(10)(i)	Summary of the Parker-Hannifin Corporation Executive Disability Insurance Plan, incorporated by reference to Exhibit 10(j) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).
(10)(j)	Parker-Hannifin Corporation Amended and Restated 2003 Stock Incentive Plan, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).
(10)(k)	Parker-Hannifin Corporation Amended and Restated 2009 Omnibus Stock Incentive Plan, incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement filed with the Commission on September 24, 2012 (Commission File No. 1-4982).
(10)(l)	Parker-Hannifin Corporation 2016 Omnibus Stock Incentive Plan, incorporated by reference to Annex B to Registrant's Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2016 (Commission File No. 1-4982).
(10)(m)	Parker-Hannifin Corporation First Amendment to 2016 Omnibus Stock Incentive Plan, effective April 1, 2017, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2017 (Commission File No. 1-4982).
(10)(n)	Parker-Hannifin Corporation Amended and Restated 2016 Omnibus Stock Incentive Plan, effective as of October 23, 2019, incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed with the SEC on October 28, 2019 (Commission File No. 1-4982).
(10)(o)	Parker-Hannifin Corporation 2015 Performance Bonus Plan, incorporated by reference to Appendix B to Registrant's Definitive Proxy Statement filed with the Commission on September 28, 2015 (Commission File No. 1-4982).
(10)(p)	Form of 2010 Notice of Stock Options with Tandem Stock Appreciation Rights for Executive Officers, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2009 (Commission File No. 1-4982).
(10)(q)	Form of 2011 Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement for executive officers, incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 8-K filed with the SEC on August 17, 2010 (Commission File No. 1-4982).
(10)(r)	2011 Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions for executive officers, incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed with the SEC on August 17, 2010 (Commission File No. 1-4982).
(10)(s)	Form of Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement, for executive officers, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2011 (Commission File No. 1-4982).
(10)(t)	Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions for executive officers, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2011 (Commission File No. 1-4982).
(10)(u)	Form of 2018 Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).
(10)(v)	2018 Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions, incorporated by reference to Exhibit 10(e) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).

(10)(w)	Parker-Hannifin Corporation Target Incentive Plan, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).
(10)(x)	Parker-Hannifin Corporation Target Incentive Plan Subject to Performance Bonus Plan, incorporated by reference to Exhibit 10(e) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).
(10)(y)	Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan, as amended and restated, effective January 20, 2016, incorporated by reference to Exhibit 10(aa) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission file No. 1-4982).
(10)(z)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan (as Amended and Restated), incorporated by reference to Exhibit 10(bb) to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission file No. 1-4982).
(10)(aa)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan (as Amended and Restated), effective as of January 23, 2019, incorporated by reference to Exhibit 10(f) to the Registrant's Annual Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission file No. 1-4982).
(10)(bb)	Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan (as Amended and Restated), effective as of January 23, 2019, incorporated by reference to Exhibit 10(g) to the Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).
(10)(cc)	Form of Award Under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan (as Amended and Restated) effective as of January 27, 2021, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2021 (Commission File No. 1-4982).
(10)(dd)	Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 27, 2022, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2022 (Commission File No. 1-4982).
(10)(ee)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 27, 2022, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2022 (Commission File No. 1-4982).
(10)(ff)	Parker-Hannifin Corporation 2022 Performance Bonus Plan, effective as of July 1, 2021, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2021 (Commission File No. 1-4982).
(10)(gg)	Form of Parker-Hannifin Corporation Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission file No. 1-4982).
(10)(hh)	Form of Parker-Hannifin Corporation Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).
(10)(ii)	Form of Parker-Hannifin Corporation Restricted Stock Unit Terms and Conditions for Awards Granted, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).
(10)(jj)	Form of 2018 Parker-Hannifin Corporation Restricted Stock Unit Award Agreement to Certain Executive Officers, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2018 (Commission File No. 1-4982).
(10)(kk)	Parker-Hannifin Corporation 2018 Restricted Stock Unit Terms and Conditions for Certain Executive Officers, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2018 (Commission File No. 1-4982).
(10)(ll)	Parker-Hannifin Corporation Profitable Growth Incentive Plan, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2014 (Commission File No. 1-4982).

(10)(mm)	Form of Notice of RONA Bonus Award Under the Parker-Hannifin Corporation Performance Bonus Plan, incorporated by reference to Exhibit 10(h) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2009 (Commission File No. 1-4982).
(10)(nn)	Parker-Hannifin Corporation RONA Plan Subject to Performance Bonus Plan, incorporated by reference to Exhibit 10(f) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).
(10)(oo)	Parker-Hannifin Corporation Summary of RONA Bonus Awards in Lieu of Certain Executive Perquisites, incorporated by reference to Exhibit 10(h) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2008 (Commission File No. 1-4982).
(10)(pp)	Parker-Hannifin Corporation Savings Restoration Plan, restated as of September 1, 2004, incorporated by reference to Exhibit 10(t) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2004 (Commission File No. 1-4982).
(10)(qq)	Parker-Hannifin Corporation Amended and Restated Savings Restoration Plan, effective January 1, 2016, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2016 (Commission File No. 1-4982).
(10)(rr)	Parker-Hannifin Corporation Amended and Restated Pension Restoration Plan, effective July 1, 2016, incorporated by reference to Exhibit 10(mm) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).
(10)(ss)	Parker-Hannifin Corporation Executive Deferral Plan, restated as of September 1, 2004, incorporated by reference to Exhibit 10(v) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2004 (Commission File No. 1-4982).
(10)(tt)	Parker-Hannifin Corporation Amended and Restated Executive Deferral Plan, effective September 2, 2015, incorporated by reference to Exhibit 10(pp) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).
(10)(uu)	Amendment Two to the Parker-Hannifin Corporation Amended and Restated Executive Deferral Plan (effective September 2, 2015), dated and effective October 14, 2019, incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q filed with the SEC on February 5, 2020 (Commission File No. 1-4982).
(10)(vv)	Parker-Hannifin Corporation Global Employee Stock Purchase Plan, incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement filed with the SEC on September 22, 2014 (Commission File No. 1-4982).
(10)(ww)	Parker-Hannifin Corporation Claw-back Policy, incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 8-K filed with the SEC on August 18, 2009 (Commission File No. 1-4982).
(10)(xx)	Amended and Restated Deferred Compensation Plan for Directors of Parker-Hannifin Corporation, effective January 22, 2015, incorporated by reference to Exhibit 10(i) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2015 (Commission File No. 1-4982).
(10)(yy)	Summary of the Compensation of the Non-Employee Members of the Board of Directors, effective October 24, 2018, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2018 (Commission File No. 1-4982).
(10)(zz)	Term Loan Agreement, dated August 27, 2021, by and among Parker-Hannifin Corporation, Key Bank National Association, as administrative agent, and the lenders party thereto, incorporated by reference to Exhibit 10.1 to Registrants Report on Form 8-K filed with the SEC on August 27, 2021 (Commission File No. 1-4982).
(10)(aaa)	Amendment One to the Parker-Hannifin Corporation Amended and Restated Defined Contribution Supplemental Executive Retirement Program, effective August 1, 2022, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).
(10)(bbb)	Amendment Three to the Parker-Hannifin Corporation Amended and Restated Executive Deferral Plan, effective August 1, 2022, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).
(10)(ccc)	Amendment One to the Parker-Hannifin Corporation Amended and Restated Savings Restoration Plan, effective August 1, 2022, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).
(10)(ddd)	Amendment One to the Amended and Restated Deferred Compensation Plan for Directors of Parker-Hannifin Corporation, effective August 1, 2022, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).

(10)(eee)	Parker-Hannifin Corporation Annual Cash Incentive Plan, effective July 1, 2022, incorporated by reference to Exhibit 10(e) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).
(10)(fff)	Parker-Hannifin Corporation Deferred Compensation Plan, effective January 1, 2023, incorporated by reference to Exhibit 10(f) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).
(10)(ggg)	Parker-Hannifin Corporation Deferred Compensation Plan Adoption Agreement, effective January 1, 2023, incorporated by reference to Exhibit 10(g) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).
(10)(hhh)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance bonus Plan, as Amended and Restated, effective as of January 25, 2023, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2023 (Commission File No. 1-4982).
(10)(iii)	Parker-Hannifin Corporation Deferred Compensation Plan Adoption Agreement, effective January 1, 2023, incorporated by reference to Exhibit 10(g) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).
(10)(jjj)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance bonus Plan, as Amended and Restated, effective as of January 25, 2023, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2023 (Commission File No. 1-4982).
(21)	List of Subsidiaries of Registrant.*
(23)	Consent of Independent Registered Public Accounting Firm.*
(24)	Power of Attorney.*
(31)(a)	Certification of the Principal Executive Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.*
(31)(b)	Certification of the Principal Financial Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.*
(32)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley Act of 2002.*
101.INS	The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

*   Submitted electronically herewith.

Attached as Exhibit 101 to this Annual Report are the following formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Statement of Income for the years ended June 30, 2023, 2022 and 2021, (ii) Consolidated Statement of Comprehensive Income for the years ended June 30, 2023, 2022 and 2021, (iii) Consolidated Balance Sheet at June 30, 2023 and 2022, (iv) Consolidated Statement of Cash Flows for the years ended June 30, 2023, 2022 and 2021, (v) Consolidated Statement of Equity for the years ended June 30, 2023, 2022 and 2021, and (vi) Notes to Consolidated Financial Statements.

Shareholders may request a copy of any of the exhibits to this Annual Report on Form 10-K by writing to the Secretary, Parker-Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141.

Individual financial statements and related applicable schedules for the Registrant (separately) have been omitted because the Registrant is primarily an operating company and its subsidiaries are considered to be wholly-owned.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARKER-HANNIFIN CORPORATION

By: /s/ Todd M. Leombruno

Todd M. Leombruno
Executive Vice President and Chief Financial Officer

August 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

<u>Signature and Title</u>

THOMAS L. WILLIAMS, Executive Chairman of the Board of Directors, JENNIFER A. PARMENTIER, Director and Principal Executive Officer, ANGELA R. IVES, Principal Accounting Officer; LEE C. BANKS, Director; JILLIAN C. EVANKO, Director; LANCE M. FRITZ, Director; LINDA A. HARTY, Director; KEVIN A. LOBO, Director; JOSEPH SCAMINACE, Director; ÅKE SVENSSON, Director; LAURA K. THOMPSON, Director; JAMES R. VERRIER, Director; and JAMES L. WAINSCOTT, Director.

Date: August 24, 2023

/s/ Todd M. Leombruno

Todd M. Leombruno, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Attorney-in-Fact for the officers and directors signing in the capacities indicated)

PARKER-HANNIFIN CORPORATION

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED JUNE 30, 2021, 2022 AND 2023
(Dollars in Thousands)

Column A	Column B	Column C	Column D	Column E
Description	**Balance at Beginning of Period**	**Additions Charged to Costs and Expenses**	**Other (Deductions)/ Additions (A)**	**Balance at End of Period**
Allowance for credit losses:				
Year ended June 30, 2021	$ 11,644	$ 4,673	$ (4,239)	$ 12,078
Year ended June 30, 2022	$ 12,078	$ 1,719	$ (3,855)	$ 9,942
Year ended June 30, 2023	$ 9,942	$ 7,379	$ 15,129	$ 32,450
Deferred tax asset valuation allowance:				
Year ended June 30, 2021	$ 771,430	$ 94,781	$ (447)	$ 865,764
Year ended June 30, 2022	$ 865,764	$ 36,111	$ —	$ 901,875
Year ended June 30, 2023	$ 901,875	$ 163,178	$ 13,301	$ 1,078,354

(A)   For allowance for credit losses, net balance is comprised of deductions due to divestitures or uncollectible accounts charged off, additions due to acquisitions or recoveries, and currency translation adjustments. For deferred tax asset valuation allowance, the balance primarily represents adjustments due to acquisitions.

Exhibit 31(a)

CERTIFICATIONS

I, Jennifer A. Parmentier, certify that:

1.   I have reviewed this annual report on Form 10-K of Parker-Hannifin Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.   The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.   The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August 24, 2023

/s/ Jennifer A. Parmentier

Jennifer A. Parmentier
Chief Executive Officer

Exhibit 31(b)

CERTIFICATIONS

I, Todd M. Leombruno, certify that:

1. I have reviewed this annual report on Form 10-K of Parker-Hannifin Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August 24, 2023

/s/ Todd M. Leombruno
Todd M. Leombruno
Executive Vice President and Chief Financial Officer

Exhibit 32

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
§ 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Annual Report on Form 10-K of Parker-Hannifin Corporation (the "Company") for the fiscal year ended June 30, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, that, to such officer's knowledge:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Dated: August 24, 2023

/s/ Jennifer A. Parmentier
Name: Jennifer A. Parmentier
Title: Chief Executive Officer

/s/ Todd M. Leombruno
Name: Todd M. Leombruno
Title: Executive Vice President and Chief Financial Officer

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

To supplement the financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP") in this Annual Report, certain non-GAAP financial measures as defined by the SEC rules are used. The non-GAAP measures included in this Annual Report have been reconciled to the comparable GAAP measures within the tables shown below:

RECONCILIATION OF EBITDA TO ADJUSTED EBITDA
(Unaudited)
(Dollars in millions)

	Twelve Months Ended June 30,			
		2023		2022
Net sales	$	19,065	$	15,862
Net income		2,084		1,316
Income taxes		596		298
Depreciation and amortization		818		572
Interest expense		574		255
EBITDA*	$	4,072	$	2,441
Adjustments:				
Business realignment charges		27		15
Acquisition-related expenses & Costs to Achieve		262		100
Net gain on divestitures		(362)		-
Loss on deal-contingent forward contracts		390		1,015
Amortization of inventory step-up to fair value		110		-
Russia liquidation		-		20
Adjusted EBITDA*	$	4,498	$	3,592
EBITDA margin		21.4%		15.4%
Adjusted EBITDA margin		23.6%		22.6%

*Totals may not foot due to rounding

RECONCILIATION OF EARNINGS PER DILUTED SHARE TO ADJUSTED EARNINGS PER DILUTED SHARE
(Unaudited)
(Amounts in dollars)

	Twelve Months Ended June 30,			
		2023		2022
Earnings per diluted share	$	16.04	$	10.09
Adjustments:				
Acquisition-related intangible asset amortization expense		3.85		2.41
Business realignment charges		0.20		0.11
Acquisition-related expenses & Costs to achieve		2.02		0.78
Net gain on divestitures		(2.78)		-
Loss on deal-contingent forward contracts		3.00		7.79
Amortization of inventory step-up to fair value		0.84		-
Meggitt early debt retirement		0.08		-
Russia liquidation		-		0.15
Tax effect of adjustments[1]		(1.70)		(2.61)
Adjusted earnings per diluted share	$	21.55	$	18.72

[1]This line item reflects the aggregate tax effect of all non-tax adjustments reflected in the preceding line items of the table. We estimate the tax effect of each adjustment item by applying our overall effective tax rate for continuing operations to the pre-tax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate or tax treatment, in which case the tax effect of such item is estimated by applying such specific tax rate or tax treatment.

RECONCILIATION OF TOTAL SEGMENT OPERATING MARGIN TO ADJUSTED TOTAL SEGMENT OPERATING MARGIN
(Unaudited)
(Dollars in millions)

	Twelve Months Ended June 30,			
		2023		2022
Net sales	$	19,065	$	15,862
Total segment operating income	$	3,634	$	3,195
Adjustments:				
Business realignment charges		27		15
Acquisition-related expenses & Costs to achieve		95		5
Acquisition-related intangible asset amortization expense		501		314
Amortization of inventory step-up to fair value		110		-
Russia liquidation		-		13
Adjusted total segment operating income*	$	4,367	$	3,542
Total segment operating margin		19.1%		20.1%
Adjusted total segment operating margin		22.9%		22.3%

*Totals may not foot due to rounding

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION, CONTINUED

RECONCILIATION OF ORGANIC GROWTH - TOTAL PARKER
(Unaudited)

	Twelve Months Ended June 30, 2023
Sales growth - as reported	20.2%
Adjustments:	
Currency	-3.0%
Divestiture	-0.4%
Acquisitions	13.1%
Organic sales growth	10.5%

RECONCILIATION OF ORGANIC GROWTH - AEROSPACE
(Unaudited)

	Twelve Months Ended June 30, 2023
Sales growth - as reported	73.0%
Adjustments:	
Currency	-0.3%
Divestiture	-2.7%
Acquisitions	65.1%
Organic sales growth	10.9%

RECONCILIATION OF NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS TO ADJUSTED NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS
(Unaudited)
(Dollars in millions)

	Twelve Months Ended June 30,	
	2023	**2022**
Net income attributable to common shareholders	$ 2,083	$ 1,316
Adjustments:		
Acquisition-related intangible asset amortization expense	501	314
Business realignment charges	27	15
Acquisition-related expenses & Costs to achieve	262	100
Loss on deal-contingent forward contracts	390	1,015
Net gain on divestitures	(362)	-
Amortization of inventory step-up to fair value	110	-
Meggitt early debt retirement	10	-
Russia liquidation	-	20
Tax effect of adjustments[1]	(222)	(340)
Adjusted net income attributable to common shareholders	$ 2,798	$ 2,441

[1]This line item reflects the aggregate tax effect of all non-tax adjustments reflected in the preceding line items of the table. We estimate the tax effect of each adjustment item by applying our overall effective tax rate for continuing operations to the pre-tax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate or tax treatment, in which case the tax effect of such item is estimated by applying such specific tax rate or tax treatment.

BOARD OF DIRECTORS

THOMAS L. WILLIAMS
Executive Chairman
Parker-Hannifin Corporation

JENNIFER A. PARMENTIER
Chief Executive Officer
Parker-Hannifin Corporation

LEE C. BANKS
Vice Chairman and President
Parker-Hannifin Corporation

JILLIAN C. EVANKO
President and Chief Executive Officer
Chart Industries, Inc. (cryogenic technologies)

DENISE RUSSELL FLEMING
Executive Vice President, Technology and
Global Services and Chief Information Officer
Becton, Dickinson and Company
(medical technologies)

LANCE M. FRITZ
Former Chairman, President and Chief
Executive Officer
Union Pacific Corporation (rail transport)

LINDA A. HARTY
Former Treasurer
Medtronic plc (medical technology)

KEVIN A. LOBO
Chairman, Chief Executive Officer
and President
Stryker Corporation (medical technologies)

JOSEPH SCAMINACE
Former Chairman and Chief Executive Officer
OM Group, Inc. (metal-based specialty
chemicals)

ÅKE SVENSSON
Chairman
Swedavia AB (transport infrastructure)

LAURA K. THOMPSON
Former Executive Vice President
and Chief Financial Officer
The Goodyear Tire and Rubber Company
(tire manufacturing)

JAMES R. VERRIER
Former Chief Executive Officer and President
BorgWarner Inc. (powertrain solutions)

JAMES L. WAINSCOTT
Former Chairman, Chief Executive Officer
and President
AK Steel Holding Corporation (steel producer)

EXECUTIVE MANAGEMENT

THOMAS L. WILLIAMS
Executive Chairman

JENNIFER A. PARMENTIER
Chief Executive Officer

LEE C. BANKS
Vice Chairman and President

ANDREW D. ROSS
Chief Operating Officer

TODD M. LEOMBRUNO
Executive Vice President and Chief
Financial Officer

MARK J. HART
Executive Vice President, Human Resources
and External Affairs

RACHID BENDALI
Vice President and President –
Engineered Materials Group

WILLIAM "SKIP" BOWMAN
Vice President and President –
Fluid Connectors Group

BEREND BRACHT
Vice President and President –
Motion Systems Group

MARK T. CZAJA
Vice President – Chief Technology and
Innovation Officer

THOMAS C. GENTILE
Vice President – Global Supply Chain

JOACHIM GUHE
President – Europe, Middle East and Africa
(EMEA) Group

ANGELA R. IVES
Vice President and Controller

JOSEPH R. LEONTI
Vice President, General Counsel
and Secretary

CANDIDO LIMA
President – Latin America Group

ROBERT W. MALONE
Vice President and President –
Filtration Group

MICHAEL J. O'HARA
Vice President – Global Sales and Marketing

DINU J. PAREL
Vice President – Chief Digital and
Information Officer

ROGER S. SHERRARD
Vice President and President –
Aerospace Group

MICHAEL WEE
President – Asia Pacific Group

INVESTOR INFORMATION

ANNUAL MEETING
The 2023 Annual Meeting of Shareholders
will be held on Wednesday, October 25, 2023
at Parker-Hannifin Global Headquarters
6035 Parkland Blvd., Cleveland, Ohio 44124-4141,
at 9:00 a.m. EDT.

**INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**
Deloitte & Touche, LLP, Cleveland, Ohio

TRANSFER AGENT & REGISTRAR
Equiniti Trust Company
EQ Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone 800 468 9716
www.shareowneronline.com

STOCK INFORMATION
New York Stock Exchange
Ticker symbol: PH
www.phstock.com

PARKER CORPORATE HEADQUARTERS
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
216 896 3000

INVESTOR CONTACT
JEFF MILLER
Vice President, Investor Relations
216 896 2708
jeffery.miller@parker.com

Comparison of 5-Year Cumulative Total Return*
Among Parker-Hannifin Corporation, the S&P 500 Index and the
S&P Industrials Index



	2018	2019	2020	2021	2022	2023
Parker-Hannifin Corporation	100.00	111.13	122.19	207.72	168.93	272.52
S&P 500	100.00	110.42	118.70	167.13	149.39	178.66
S&P Industrials	100.00	110.43	100.47	152.15	131.74	164.89

*$100 invested on 6/30/18 in stock or index, including reinvestment of dividends.
 Fiscal year ending June 30.

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PH
LISTED
NYSE



Parker Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, 216 896 3000, www.parker.com